As filed with the Securities and Exchange Commission on August 24, 2009

Registration No. 333-143926

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

AMENDMENT NO. 5

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VITACOST.COM, INC.

(Exact Name of Registrant as Specified in its Charter)

DELAWARE	5961	37-1333024
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(PRIMARY STANDARD INDUSTRIAL CLASSIFICATION CODE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NUMBER)

5400 Broken Sound Blvd. NW—Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ira P. Kerker, Chief Executive Officer

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW—Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO:

Mitchell D. Goldsmith, Esq. Shefsky & Froelich Ltd. 111 East Wacker Drive—Suite 2800 Chicago, Illinois 60601-3713 (312) 527-4000	J. Scott Hodgkins, Esq. Latham & Watkins LLP 633 West Fifth Street—Suite 4000 Los Angeles, California 90071-2007 (213) 485-1234

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price (1),(2)	Amount of Registration Fee (3)
Common stock, par value $0.00001 per share	12,650,000	$164,450,000	$9,176

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares to cover over-allotments, if any, pursuant to an over-allotment option granted to the underwriters.
(3)	A filing fee of $1,757 was previously paid on June 20, 2007 and $6,223 was previously paid on June 12, 2009. The aggregate filing fee is being offset by these previously paid amounts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither the company nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED August 24, 2009

Preliminary Prospectus

11,000,000 Shares

Common Stock

Vitacost.com, Inc. is offering 4,495,987 shares of its common stock and the selling stockholders identified in this prospectus are offering 6,504,013 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering, and no public market currently exists for our common stock. We have applied for quotation of our common stock on the NASDAQ Global Market under the symbol “VITC”. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.

Investing in our common stock involves a high degree of risk. Please read “Risk Factors,” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds, before expenses, to Vitacost.com, Inc.	$	$
Proceeds, before expenses, to Selling Stockholders	$	$

The underwriters expect to deliver shares of common stock to purchasers on or about             , 2009. We and the selling stockholders have granted the underwriters a 30-day option to purchase, on the same terms and conditions set forth above, up to an additional 1,650,000 shares of common stock (663,322 shares to be provided by us and 986,678 shares to be provided by the selling stockholders) to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us and the selling stockholders will be $             and the total proceeds to us and the selling stockholders, before expenses, will be $            .  Discounts, commissions and proceeds will be prorated between us and the selling stockholders.

Joint Book-Running Managers

Jefferies & Company	Oppenheimer & Co.

Co-Managers

Needham & Company, LLC	Roth Capital Partners

Prospectus dated             , 2009

vitacost.com

Organic
Cold-Milled
Flaxseed
Advan C
BIOENERGY
RIBOSE
Walker Diet
SHAKE MIX
TROPICAL
FRUIT BLAST
OcuPower
Multi-Vitamin
Synergy
ONCE A DAY
ToCoQ10
Calcium 500
Dark Chocolate
ECHINACEA ROOT
smart basics
PREGNENOLONE
Dietary Supplement
Ultra Skin
Antioxidant
Formula
Resveratrol + Grape Seed & Red Wine Extracts
smart basics
body Lotion
milk & honey
L-Glutamine
750 mg

Vitamins, Minerals, Herbs and Supplements

Natural and Organic Food Products

Natural Care Products

Bodybuilding and Sport Products

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or any other person to provide you with different information or represent anything that is not contained in this prospectus. The information in this prospectus is only accurate as of the date of the front cover of this prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

Until                          (25 days after the date of this prospectus), all dealers that buy, sell, or trade the common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments and subscriptions.

SUMMARY

This summary highlights the key aspects of the offering. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully read and consider this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Business

We are a leading online retailer and direct marketer, based on annual sales volume, of health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites (which we refer to as “vitamins and dietary supplements”), as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We sell these products directly to consumers through our website, www.vitacost.com, as well as through our catalogs. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

We offer our customers a selection of over 23,000 SKUs from over 1,000 third-party brands, such as New Chapter, Atkins, Nature’s Way, Twinlab, Burt’s Bees and Kashi, and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We support our operations through our call centers, our manufacturing and testing facility and our two distribution centers, delivering what we believe are industry-leading order fulfillment and customer satisfaction results. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than suggested retail prices. Our website and catalogs also serve as an educational resource for consumers seeking information on healthy living, including medical developments and practices, health issues and the attributes of health and wellness supplements.

As of June 30, 2009, we had approximately 957,000 active customers, representing an increase in active customers of 37% since June 30, 2008. We define an “active customer” as a customer who has made a purchase from us within the past 12 months. On average, our customers make purchases from us two to three times a year, and over the last twelve quarters, our average order value has ranged between $72 and $77. Approximately half of the visitors to our website arrive through non-paid sources, meaning orders resulting from clicks appearing in natural search results and direct navigation, for which we do not pay. Additionally, our average conversion-to-purchase rate for unique visitors to our site in 2008 or, the number of unique visitors to our website divided by the number of orders, was approximately 15%. For our fiscal year ended December 31, 2008, we recorded net sales of $143.6 million and net income of $17,407, as compared to net sales of $99.3 million and net income of $1.8 million for our fiscal year ended December 31, 2007. Our net sales for our fiscal year ended December 31, 2008 represent a compounded annual growth rate of 48.4% over the past five years. For the six months ended June 30, 2009, we recorded net sales of $93.2 million and net income of $7.2 million, as compared to net sales of $68.7 million and net income of $715,000 for the six months ended June 30, 2008.

We began operations in 1994 as a catalog retailer of third-party vitamins and dietary supplements under the name Nature’s Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. We began operations under the name Vitacost.com, Inc. in 2000. In 2006, we were inducted into Inc. magazine’s “Inc. 500 Lifetime Hall of Fame,” as one of the U.S.’s 500 fastest growing privately-held businesses for five consecutive years (2001–2005). In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina and began manufacturing most of our proprietary products. Since our inception, we have shipped over ten million orders to our customers.

Our Markets and Opportunities

We believe we are well-positioned to take advantage of projected growth in the online commerce and vitamin and dietary supplement markets.

Online Commerce. According to Forrester Research (“Forrester”), U.S. online retail sales were approximately $141 billion in 2008 and are expected to increase by 11% to $156 billion in 2009. Forrester further projects such online retail sales to grow to $229 billion by 2013. We believe several factors will contribute to this increase including convenience, expanded range of available products, improved security and electronic payment technology, increased access to broadband Internet connections and widespread consumer confidence and acceptance of the Internet as a means of commerce. Forrester further expects that a portion of the expected growth in online sales will come at the expense of traditional store-based retail stores as consumers turn to the Internet for purchases because it offers them the ability to easily conduct product searches and price comparisons to maximize savings.

Vitamin & Dietary Supplement Market. According to the Nutrition Business Journal’s (NBJ) 2009 U.S. Nutrition Industry Overview, U.S. sales of dietary supplements (including vitamins, herbs, meal supplements and sports nutrition and specialty supplements) grew 6.3% totaling $25.2 billion in 2008, and sales are projected to grow at an annual rate of approximately 5% per year for the next five years. The vitamin and dietary supplement industry is highly fragmented with products sold through multiple channels, including mass merchants, grocery stores, drug stores and specialty retailers as well as through direct mail, catalogs, multi-level marketers and the Internet. Sales of dietary supplements through the Internet grew 24.8% in 2007, and, according to the NBJ 2008 Supplement Business Report, NBJ predicts that this growth will continue over the next several years at double-digit levels, driven primarily by the increased availability of healthcare and nutrition information online.

We expect several trends to drive the continued growth of our industry. These trends include:

•	an increased focus on healthy living;

•	a shift from care to prevention and increased acceptance of dietary supplements; and

•	an aging U.S. population.

Our Value Proposition to Our Customers

We believe we offer a unique value proposition to our customers due to our:

•	broad third-party and proprietary product selection;

•	consistently superior value;

•	user-friendly shopping experience; and

•	accurate, timely and efficient order fulfillment.

Our Growth Strategy

We have designed a growth strategy that we believe will increase net sales while maintaining or increasing our gross margins. For the year ended December 31, 2008, we recorded net sales of $143.6 million and an overall gross margin of approximately 27%. For the same period, our gross margin was approximately 53% on sales of our proprietary products and approximately 24% on sales of our third-party products. During the first six months of 2009, our overall gross margin increased to approximately 32%.

Key elements of our growth strategy include:

•	expand our product offerings;

•	expand our customer base;

•	maximize customer loyalty and retention;

•	expand and optimize our distribution platform;

•	continue to develop our manufacturing capability; and

•	expand internationally.

Our Company

Our principal executive offices are located at 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, Florida 33487 and our telephone number is (561) 982-4180. Our primary website is www.vitacost.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

We conduct our manufacturing operations through our wholly-owned subsidiary, Nutraceutical Life Sciences, Inc., and hold certain intellectual property rights through our wholly-owned subsidiary, Nutraceutical Sciences, Inc. Additionally, in 2007, we formed a wholly-owned subsidiary named Vitacost Limited, a corporation organized under the laws of Ireland, which to date has not engaged in any operations. For convenience in this prospectus, “Vitacost.com, Inc.,” “Vitacost,” the “Company,” “we,” “us” and “our” refer to Vitacost.com, Inc. and its subsidiaries, taken as a whole, unless otherwise noted.

Our historical growth and success is attributable, in part, to our founder and Chief Operations Architect, Mr. Wayne F. Gorsek who is currently prohibited from serving as one of our executive officers or directors, without the consent of the NASDAQ Global Market. For a discussion, see “Risk Factors — Risks Relating to Our Business — If we permit our Chief Operations Architect to act as one of our executive officers or directors without the consent of the NASDAQ Global Market, our shares may be delisted which could materially reduce the liquidity and price of our shares and could have a material adverse effect on our business, financial condition and results of operations,” “Risk Factors — Risks Relating to Our Business — Our Chief Operations Architect, who founded our business and has contributed to our historical growth and success, is prohibited from acting as one of our executive officers or directors for an indefinite period of time which could have a material adverse effect on our business financial condition and results of operations,” and “Business — Regulatory Proceedings.”

THE OFFERING

Common stock offered by us:	4,495,987 shares (5,159,309 shares if the underwriters exercise their over-allotment option in full)

Common stock offered by the selling stockholders:	6,504,013 shares (7,490,691 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding after this offering:	27,522,712 shares

Over-allotment option:	We and the selling stockholders have granted the underwriters an option to purchase up to 1,650,000 additional shares of common stock (663,322 shares to be provided by us and 986,678 shares to be provided by the selling stockholders) to cover over-allotments.

Use of proceeds:	We estimate that the net proceeds to us from this offering will be approximately $48.5 million, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering as follows: (1) approximately $8.6 million to repay existing indebtedness; (2) approximately $20 million to fund capital expenditures such as purchasing fulfillment and manufacturing equipment and retrofitting and expanding our manufacturing and distribution facilities; and (3) the balance for working capital and general corporate purposes. However, we are not contractually obligated to use the proceeds in this manner or for any particular purpose.

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $4.2 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and our estimated offering expenses payable.

We will not receive any proceeds from the sale of common stock by the selling stockholders.

See “Use of Proceeds.”

NASDAQ Global Market listing:	We have applied for quotation of our common stock on the NASDAQ Global Market under the symbol “VITC.”

Ownership after the offering:	Our executive officers, directors and affiliated entities will own 44.8% of our common stock after completion of the offering, and they will have significant control over our affairs.

Dividend policy:	We do not currently pay cash dividends on our outstanding common stock. We do not intend to pay cash dividends on our common stock in the foreseeable future.

Risk factors:	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before investing in our common stock.

The number of shares of our common stock expected to be outstanding after completion of this offering is based on 22,880,780 shares outstanding as of June 30, 2009, and:

•	assumes an initial public offering price of $12.00 per share, the midpoint of the range on the cover of this prospectus;

•	excludes 2,589,200 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2009 at a weighted average exercise price of $3.64 per share;

•	excludes 1,600,000 shares of common stock reserved for issuance under our 2007 Stock Award Plan; and

•

includes 145,945 shares of common stock to be issued by us to certain selling stockholders immediately prior to this offering in connection with their net cashless exercise of 269,320 stock options and the sale of such shares by the selling stockholders in this offering. We will not receive cash proceeds from the exercise of the options but will cancel 123,375 stock options as payment of the exercise price and applicable withholding taxes.

Unless otherwise indicated, all information contained in this prospectus assumes:

•	a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering;

•	that an amendment to our amended and restated certificate of incorporation, which we will file in connection with completion of this offering, is in effect; and

•	the underwriters will not exercise their option to purchase additional shares of common stock from us or from selling stockholders to cover over-allotments in connection with this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables provide our summary consolidated financial information for the periods indicated. The summary statement of operations data for each of the fiscal years ended December 31, 2006, 2007 and 2008 has been derived from our audited consolidated financial statements and accompanying footnotes included in this prospectus. The following summary balance sheet data as of June 30, 2009, which is derived from our unaudited financial statements that are included in this prospectus, is presented on an actual and as adjusted basis to give effect to the sale by us of 4,495,987 shares of our common stock at an assumed initial offering price of $12.00 per share, the midpoint of the range on the front cover of this prospectus, less the underwriting discounts, commissions and estimated offering expenses. The historical results presented below, which give effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, are not necessarily indicative of the results to be expected in any future period. You should read this information together with our financial statements and related notes and the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

Consolidated Statement of Operations Data

	Year Ended December 31, (audited)			Six Months Ended June 31, (unaudited)
	2006	2007	2008	2008	2009
	(in thousands, except shares and per share data)
Consolidated Statement of Operations Data:
Net sales	$66,356	$99,290	$143,602	$68,692	$93,163
Gross profit	19,289	28,909	38,073	18,122	30,097
Operating expenses:
Fulfillment	4,140	6,629	8,393	3,693	3,732
Sales and marketing	6,991	10,844	13,146	5,996	6,298
General and administrative	8,004	11,117	14,872	7,371	8,151

Total operating expenses	19,134	28,590	36,411	17,060	18,181

Operating income (loss)	155	319	1,662	1,062	11,916
Interest income (expense), net	(18)	(515)	(1,150)	(265)	(197)
Other income (expense), net	25	743	(13)	10	24
Income tax benefit (expense)	11	1,279	(482)	(92)	(4,554)

Net income (loss)	$173	$1,826	$17	$715	$7,189

Net income (loss) per share:
Basic	$.01	$.08	$.00	$.03	$.31
Diluted	$.01	$.08	$.00	$.03	$.31
Net income per share (as adjusted)(1):
Basic			$.03		$.26
Diluted			$.03		$.26
Weighted average number of shares outstanding:
Basic	22,086,780	23,188,380	23,188,380	23,188,380	22,880,770
Diluted	22,900,322	24,087,978	23,975,068	24,059,807	23,481,562

(1)	We plan to use $8.6 million of the proceeds of this offering for debt reduction. “Net income (loss) per share (as-adjusted)” reflects pro forma earnings per share giving effect to our use of proceeds from the offering to repay debt. The pro forma calculation assumes the sale of 4,495,987 shares of common stock offered by us used for this debt reduction at an assumed public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and our estimated offering costs payable.

Consolidated Balance Sheet Data

	June 30, 2009 (unaudited)
	Actual	As Adjusted (1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$51	$39,911
Inventory	24,538	24,538
Working capital (deficit)	(1,215)	47,245
Total assets	52,360	92,220
Deferred revenue	2,439	2,439
Total debt	15,636	7,036
Total stockholders’ equity	14,953	63,412

(1)	The as-adjusted column of the consolidated balance sheet data reflects the sale of 4,495,987 shares of common stock offered by us at an assumed public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and our estimated offering costs payable.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider all the risks described below before making a decision to invest in our common stock. Our business could be harmed by any of these risks at any time. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Relating to Our Business

We may incur product liability claims, which could increase our costs and/or adversely affect our business, reputation, financial condition or results of operations.

As a retailer, formulator and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products, whether manufactured by us or by our third-party manufacturer, is alleged to have resulted in illness or injury or if our products include inadequate instructions or warnings. Our products consist of vitamins, minerals, herbs and other ingredients that are classified as foods or dietary supplements and generally are not subject to pre-market regulatory approval or clearance in the U.S. by the U.S. Food and Drug Administration (FDA) or other governmental authorities. Our products could contain spoiled or contaminated substances, and some of our products contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur. In addition, some of our products are produced by third-party manufacturers. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products that we do not manufacture. We could be subject to product liability claims, including among others, that our products include insufficient instructions for use or inadequate warnings concerning possible side effects or interactions with other substances. Any product liability claim against us could result in increased costs and, therefore, adversely affect our reputation with our customers, which in turn could adversely affect our business, financial condition or results of operations.

Unfavorable publicity or consumer acceptance of our products or of nutritional supplements generally could reduce our sales.

We are highly dependent upon consumer acceptance of the safety, efficacy and quality of our products, as well as similar products distributed by other companies. Consumer acceptance of products can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. In addition, recent studies have challenged the safety or benefit of certain nutritional supplements and dietary ingredients. Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less than favorable or that questions earlier favorable research or publicity could have a material adverse effect on our ability to generate revenue. Adverse publicity in the form of published scientific research, statements by regulatory authorities or otherwise, whether or not accurate, that associates consumption of our products or any other similar products with illness or other adverse effects, or that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our business, reputation, financial condition or results of operations.

If we permit our Chief Operations Architect to act as one of our executive officers or directors without the consent of the NASDAQ Global Market, including through the exercise of policy making authority, our shares may be delisted which could materially reduce the liquidity and price of our shares.

As a condition to the initial and continued listing of our common stock on the NASDAQ Global Market, Mr. Wayne F. Gorsek is prohibited from acting as one of our executive officers or directors for an indefinite period of time. NASDAQ imposed this listing condition in response to a 2001 U.S. District Court finding that Mr. Gorsek violated antifraud and anti-touting provisions of federal securities laws (for a discussion, see “Business — Regulatory Proceedings”). Mr. Gorsek founded our business and served as our Chief Executive Officer until he resigned in January 2007. Between January 2007 and July 2008, Mr. Gorsek served as a consultant, and in July 2008, we appointed Mr. Gorsek as our Chief Operations Architect. In June 2009, Mr. Gorsek’s board-approved responsibilities were limited to assisting us with our marketing, distribution, manufacturing, customer service and information technology departments in an effort to further our business plan, and no longer include the exercise of policy-making authority. If we permit Mr. Gorsek to act as one of our executive officers or directors without the consent of the NASDAQ Global Market, including through the exercise of policy-making authority, NASDAQ could deem us to be in violation of the conditions to our listing and could commence proceedings to delist our shares from the NASDAQ Global Market. If our shares are delisted, the liquidity and price of our shares could be materially reduced, which could have a material adverse effect on our business, financial condition or results of operations.

Our Chief Operations Architect, who founded our business and has contributed to our historical growth and success, is prohibited from acting as one of our executive officers or directors for an indefinite period of time which could limit our ability to implement our growth strategy.

Our historical growth and success is attributable, in part, to our Chief Operations Architect, Mr. Wayne F. Gorsek. In June 2009, Mr. Gorsek’s board-approved responsibilities were limited to assisting with our marketing, distribution, manufacturing, customer service and information technology departments in an effort to further our business plan, and no longer include the exercise of policy-making authority. As a condition to the initial and continued listing of our common stock on the NASDAQ Global Market, Mr. Gorsek is prohibited from acting as one of our executive officers or directors for an indefinite period of time. We cannot assure you that we will be able to operate as successfully as in the past without his management leadership, which could have a material adverse effect on our business, financial condition or results of operations.

If we lose or are unable to obtain key personnel, our business, financial condition or results of operations could be materially adversely affected.

Our success depends to a significant degree upon the continued contributions of our executive officers and other key personnel. Although we have employment agreements with our executive officers, we cannot guarantee that such persons will remain affiliated with us. If any of our key personnel were to cease their affiliation with us, our operating results could suffer. Further, we do not maintain key person life insurance on any of our executive officers. If we lose or are unable to obtain the services of key personnel, our business, financial condition or results of operations could be materially and adversely affected.

If we are unable to effectively manage our growth and expansion plans, we could be unable to implement our business strategy.

Our growth and expansion plan, which includes expanding the manufacturing of our proprietary NSI-branded products, expanding product offerings and increasing our customer base, requires significant management time and operational and financial resources. There is no assurance that we have the operational and financial resources to manage our growth. This is especially true as we continue to manufacture more of our own products. In addition, rapid growth in our headcount and operations may place a significant strain on our management and our administrative, operational and financial infrastructure. Further, we are in the process of implementing a new enterprise resource planning system which we believe will help us manage our growth effectively. We may experience delays in implementing this system or this system may not function as expected. Failure to adequately manage our growth could have a material adverse effect on our business, financial condition or results of operations.

We may be unable to secure additional space to expand our distribution platform and manufacturing capabilities on terms favorable to us, if at all, which could limit our growth strategy.

Within the next 12 to 18 months, we anticipate that we will require additional space to expand our distribution platform and, within approximately six months thereafter, we will require additional space to expand our manufacturing capabilities. There can be no assurances that we will locate and secure such additional space on terms that are favorable to us or in locations that will facilitate our growth strategy. Our failure to do so could result in increased expenses or otherwise delay or limit our ability to implement our growth strategy which could have a material adverse effect on our business, financial condition or results of operations.

An unexpected interruption or shortage in the supply or significant increase in the cost of raw materials could limit our ability to manufacture our products, which could reduce our sales and our margins.

An unexpected interruption of supply or a significant increase in the cost of raw materials, whether to us or to our contract manufacturers for any reason, such as regulatory requirements, import restrictions, loss of certifications, disruption of distribution channels as a result of weather, terrorism or acts of war, or other events, could result in significant cost increases and/or shortages of our products. Our inability to obtain a sufficient amount of products or to pass through higher cost of products we offer could have a material adverse effect on our business, financial condition or results of operations.

We rely on third-party carriers as part of our inventory fulfillment and order delivery processing, and these third parties may fail to meet shipping schedules or requirements which could limit our ability to manufacture our products, which could reduce our sales and our margins.

We cannot control all of the factors that might affect our timely and cost-effective procurement of products from our vendors and delivery of our products to our customers. We rely on third-party carriers both for the delivery of raw materials and inventory and for the shipment of our products to our customers. Consequently, we are subject to risks of these carriers, including increased fuel costs, security concerns, labor disputes, union organizing activity and inclement weather. Any disruption in the ability of these carriers to timely deliver raw materials to us and products to our customers could damage our reputation and brand and result in customer dissatisfaction. This could, in turn, materially and adversely affect our business, financial condition or results of operations.

The current global economic downturn or recession could adversely affect our industry and, therefore, restrict our future growth.

The current global economic downturn or recession could negatively affect our sales because many consumers consider the purchase of our products discretionary. We cannot predict the timing or duration of the economic slowdown or recession or the timing or strength of a subsequent recovery, worldwide, or in the specific end markets we serve. If the markets for our products significantly deteriorate due to the economic situation, our business, financial condition or results of operations could be materially and adversely affected.

Instability in financial markets could adversely affect our ability to access capital markets which could limit our ability to fund our operating costs if we do not generate sufficient cash from operations.

As a result of the global downturn in economic conditions, the availability of capital has been severely restricted. From time to time, we may access debt or equity capital markets. Any restriction on our ability to access capital markets could limit our ability to pursue our growth strategy and could negatively affect our business, financial condition or results of operations.

We depend upon certain third-party suppliers and manufactures; if these suppliers or manufacturers do not provide us materials or products when and as needed and we are unable to efficiently obtain alternative supply sources, we could be unable to manufacture our products, and our business, financial condition or results of operations may be materially adversely affected.

We rely upon third-party suppliers for certain ingredients and raw materials. The principal ingredients or raw materials required in our operations are vitamins, minerals, herbs and packaging components. We purchase these materials from third-party suppliers located in the U.S., Japan, China, India, Italy, Spain, France and Germany. Furthermore, although we manufacture most of our proprietary products in-house, we engage third-party manufacturers to produce our proprietary products that are in the form of soft-gels, liquids and powders. Currently, four third-party manufacturers provide approximately 14% of our finished soft-gel, liquid and powder products. No single third-party manufacturer, however, manufactures more than 4% of such products. With the exception of a supply agreement for coenzyme Q-10 (CoQ10), we do not have contracts in place with any third-party supplier or manufacturer that ensures minimum production or purchase. Disruption in the operations of any such third-party supplier or manufacturer can occur for a number of reasons, many of which are beyond our control, such as regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war or other events. If any of our third-party suppliers or manufacturers become unable or unwilling to continue to provide us supplies or products in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply or product sources. If we are unable to efficiently obtain alternative sources, our business, financial condition or results of operations may be materially adversely affected.

The content of our website and direct mailing pieces could expose us to significant liability which could reduce our profits.

Because we post product information and other content on our website and in our direct mailing pieces, we face potential liability for, among other things, copyright infringement, patent infringement, trademark infringement, defamation, unauthorized practice of medicine, false or misleading advertising and other claims based on the nature and content of the materials we post. Although we maintain general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. Any imposition of liability that is not covered by insurance, or is in excess of insurance coverage, could materially adversely affect our business, financial condition or results of operations.

We depend primarily upon search engines and other online sources to increase traffic to our website, and need to convert this traffic into customers in a cost-effective manner; our failure to do so could reduce our sales.

Our success depends on our ability to attract visitors to our website and convert them into customers in a cost-effective manner. We utilize search engines and other online sources as a means to direct traffic to our website. Our website is included in search results as a result of both paid search listings, where we purchase specific search terms that result in the inclusion of our website in the search result, and algorithmic searches that depend upon the searchable content in our website. Search engines and other online sources revise their algorithms from time to time in an attempt to optimize their search results.

If one or more of the search engines or other online sources which we use to direct traffic to our website were to modify its general methodology for how it displays our website, fewer visitors may visit our website, which could have a material adverse effect on our business and results of operations. Further, if any free search engine which we use to direct traffic to our website begins charging fees for listing or placement, or if one or more of the search engines or other online sources on which we rely for purchased listings, modifies or terminates its relationship with us, the traffic to our website could decrease and our expenses could increase which could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to maintain our domain name, which may result in confusion to existing and new customers and lost sales and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

Maintaining our Internet domain name is critical to our success. Under current domain name registration practices, no other entity may obtain an identical domain name but can obtain a similar or identical name with a different suffix, such as “.net” or “.org,” or with a different country designation, such as “.jp” for Japan. We have not registered our domain name with each of the suffixes or jurisdictions available. As a result, third parties may use domain names that are similar to our domain name, which may result in confusion to existing and new customers and lost sales. Failure to maintain our domain name’s uniqueness could have a material adverse effect on our business, financial condition or results of operations.

If we experience product recalls, we may incur significant and unexpected costs and damage to our reputation and, therefore, could have a material adverse effect on our business, financial condition or results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacture, labeling, promotion, sale or distribution of our products. A recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and lead to decreased demand for our products. In addition, a recall, withdrawal or seizure of any of our products would require significant management attention, would likely result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations.

Our inability to safely and efficiently conduct manufacturing operations or comply with health and safety regulations could materially and adversely affect our business, financial condition or results of operations.

In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina. We currently manufacture approximately 71% of our proprietary products at this facility. In the future, we expect to manufacture substantially all of our proprietary products. Prior to commencing manufacturing at this facility, we relied upon third-party manufacturers to manufacture all of our products. Therefore, prior to April 2008, we had no experience in manufacturing. As a result, we could experience difficulties in organizing the manufacturing processes, including raw material procurement, material and product contamination, labor relations, manufacturing efficiencies and compliance with applicable laws and regulations. Failure in any of these areas could result in product recalls or manufacturing shutdowns. Additionally, manufacturing a significant portion of our products at this single facility concentrates our risk in the event there is any significant disruption in our operations or shutdown of this facility. Further, our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. Any disruptions in our manufacturing operations would have a material adverse effect on our business, financial condition or results of operations and we could incur significant costs as a result of violations of, or liabilities under, environmental laws and regulations, or to maintain compliance with such environmental laws, regulations, or permit requirements.

Complying with new and existing government regulation, both in the U.S. and abroad, could significantly increase our costs and limit our ability to manufacture our products.

The processing, formulation, manufacturing, packaging, labeling, advertising, distribution and sale of our products are subject to regulation by several U.S. federal agencies, including the FDA, the Federal Trade Commission, or FTC, the Postal Service, the Consumer Product Safety Commission, the Department of Agriculture and the Environmental Protection Agency, as well as various state, local and international laws and agencies of the localities in which our products are sold. Government regulations may prevent or delay the introduction or require the reformulation of our products.

The FDA regulates, among other things, the manufacture, composition, safety, labeling, marketing and distribution of dietary supplements (including vitamins, minerals, herbs, and other dietary ingredients for human use). The FDA may not accept the evidence of safety we present for new dietary supplements we wish to market, or they may determine that a particular dietary supplement or ingredient that we currently market presents an unacceptable health risk. If that occurs, we could be required to cease distribution of and/or recall supplements or products containing that ingredient.

The FDA may also determine that certain advertising and promotional claims, statements or activities are not in compliance with applicable laws and regulations and may determine that a particular statement is an unacceptable drug claim or an unauthorized version of a food or dietary supplement “health claim.” Failure to comply with FDA or other regulatory requirements could prevent us from marketing particular dietary supplement products or subject us to administrative, civil or criminal penalties.

The FTC exercises jurisdiction over the advertising of dietary supplements and has instituted numerous enforcement actions against dietary supplement companies for failing to have adequate substantiation for claims made in advertising or for using false or misleading advertising claims. The FTC routinely polices the market for deceptive dietary supplement advertising and accepts and reviews complaints from the public concerning such advertising.

The FTC also regulates deceptive advertising claims and promotional offers of savings compared to “regular” prices. The National Advertising Division, or NAD, of the Council of Better Business Bureaus oversees an industry-sponsored self-regulatory system that permits competitors to resolve disputes over advertising claims, including promotions for savings off of regular prices. The NAD has no enforcement authority of its own but may refer promotions to the FTC that the NAD views as violating FTC guides or rules. Violations of these orders could result in substantial monetary penalties.

Additional or more stringent regulations of dietary supplements and other products have been considered from time to time. We are not able to predict the nature of such future laws, regulations, repeals or interpretations or to predict the effect additional governmental regulation would have on our business in the future. These developments could require reformulation of certain products to meet new standards, product recalls, discontinuation of production of certain products not amenable to reformulation, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, adverse event reporting or other new requirements. Any such developments could increase our costs significantly, restrict our ability to sell our products, delay our ability to deliver products on time, result in customer migration to other suppliers, or otherwise have a material adverse effect on our business, financial condition and results of operations. For example, the Dietary Supplement and Nonprescription Drug Consumer Protection Act, requiring mandatory adverse event reporting for all dietary supplements and over-the-counter drugs sold in the U.S., was recently signed into law. This law could materially increase our record keeping and documentation costs. In addition, the FDA has issued revised final rules on Good Manufacturing Practice (GMP), creating new requirements for manufacturing, packaging or holding of dietary ingredients and dietary supplements. These regulations require dietary supplements to be prepared, packaged and held in compliance with stricter rules, and require quality control provisions similar to those in the drug GMP regulations. We or our third-party manufacturers may not be able to comply with the new rules without incurring additional expenses, which could be significant.

In Europe, non-compliance by us or others of relevant legislation can result in regulators bringing administrative or, in some cases, criminal proceedings. For example, in the U.K., it is common for regulators, including the Medicines and Healthcare Products Regulatory Agency Enforcement & Intelligence Group, to prosecute retailers and manufacturers for non-compliance with legislation governing foodstuffs and medicines. European Union (EU) regulations and directives are implemented and enforced by individual member states and, so, enforcement priorities and applicable law can occur in multiple countries at one time. Failure by us, the manufacturers or suppliers to comply with applicable legislation could result in prosecution and have a material adverse effect on our business, financial condition and results of operations.

In Europe, broad regulations and directives on health and nutrition claims were recently adopted. These regulations cover claims that can be made for foods (including supplements). Certain claims, such as those regarding general well-being, behavioral functions and weight-loss, may be prohibited or require prior approval. Unless subject to derogation, products that include certain claims cannot be lawfully marketed in EU member states absent preapproval. Applicable derogations under EU directives can enlarge the period within which we may seek approval for products containing claims. An approval must proceed through the European Food Safety Authority (EFSA), and the process includes the submission of a detailed dossier in support of the product claims. Lengthy delays within the new EU framework have been reported. This may severely impact our European marketing and expansion efforts. We also anticipate the enactment of legislation that could significantly impact the formulation of our products. The legislation is expected to include dosage restrictions for certain vitamin and mineral supplements. The legislation may lead to some of our products being recalled or discontinued.

In addition, a European Union Directive governing product safety requires manufacturers to notify regulators about unsafe products and gives regulators in each member state the power to order product recalls. As a result, the number of product recalls in Europe has increased substantially. A product recall in Europe could have a material adverse effect on our business, financial condition and results of operations.

Complying with proposed healthcare reform legislation could increase our costs and have a material adverse effect on our business, financial condition or results of operations.

Healthcare reform legislation is currently being debated in Congress. One of the bills being debated would require employers to contribute either 72.5% of premiums for individual full-time employees or 65% of premiums for full-time employees on family plans to a qualifying health plan, or contribute to a national health trust fund on behalf of employees. This proposed requirement is phased in after a company’s payroll exceeds $250,000 at 2% of annual payroll and up to 8% for firms with payrolls in excess of $400,000 and so we would be subject to the proposed new requirement. We currently contribute 60% towards individual premiums for full-time and hourly employees. We believe this coverage would be a qualifying employer health benefits package with all essential benefits as defined in the pending legislation, and as a result, we would be required to increase fixed costs for individuals from 60% to the mandated 72.5% for individual full-time employees, if the pending legislation is enacted in its current form. In addition, we currently contribute solely to full-time individual associate premiums and not to any portion of an associate’s optional addition of a family plan. If the healthcare legislation is enacted in its proposed form, we would be required to increase fixed costs by contributing 65% in total for an associate’s family health coverage plan. Thus, passage of healthcare reform legislation that imposes contribution requirements for individuals and families that are at the same or a higher level than those currently being debated in Congress would increase our fixed costs and lower our profits, and could have a material adverse effect on our business, financial condition or results of operations.

The Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing campaign, and establishes financial penalties for non-compliance, which could increase the costs of our business and, could have a material adverse effect on our business, financial condition or results of operations.

In December 2003, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, was enacted. The CAN-SPAM Act establishes certain requirements for commercial email messages and penalizes commercial email message transmissions that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, requires that senders of commercial emails allow recipients to opt out of receiving future emails from the sender. The ability of our customers’ to opt out of receiving commercial emails may minimize the effectiveness of our email marketing campaign. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, we could be required to pay penalties, which could have a material adverse effect on our business, result of operations, financial condition and cash flows.

Taxation risks could subject us to liability for past sales, increase our costs and cause our future sales to decrease.

We do not collect sales or other taxes on shipments of most of our goods into most states in the U.S. Proposed federal legislation would subject each facility used in the manufacture and distribution of dietary supplements to an annual tax and reporting requirement. The proceeds of the tax would be dedicated to increased inspections of companies that manufacture, distribute and hold dietary supplements. Taxes of this kind could adversely affect our ability to remain in business, could restrict the type or kind of products we sell or could require significant expenditures to ensure compliance. Currently, U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of states, as well as the U.S. Congress, have been considering initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives were successful, we could be required to collect sales and use taxes in additional states. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for us, reduce our competitive advantage over traditional retailers and decrease our future sales. Our warehousing and expected manufacturing centers, and any future expansion of them, along with other aspects of our evolving business, may result in additional sales and other tax obligations. One or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction eCommerce companies. Effective June 2008, New York imposed such a sales tax obligation requirement on online retailers that use New York residents to directly or indirectly refer potential customers, via a link on an Internet website or otherwise, to the online retailer. A successful assertion by one or more states or foreign countries that we should collect sales or other taxes on the sale of merchandise or services could result in substantial tax liabilities for past sales, decrease our ability to compete with traditional retailers and otherwise harm our business, financial condition or results of operations.

Unfavorable changes to government regulations, service interruptions or adverse consumer attitudes about online commerce could have a material adverse effect on our business, financial condition or results of operation by impeding the growth and use of the Internet and thereby decreasing revenue.

During the fiscal year ended December 31, 2008, approximately 88% of our orders were placed online. As the role and importance of online commerce has grown in the U.S., there have been continuing efforts to increase the legal and regulatory obligations and restrictions on companies conducting commerce through the Internet, primarily in the areas of taxation, consumer privacy, restrictions on imports and exports, customs, tariffs, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services, which could increase the cost of conducting business over the Internet. In addition, consumer unwillingness or inability to use the Internet to conduct business, due to adverse regulation, security concerns, service interruptions or otherwise, could materially reduce our growth. Governmental laws and regulations, service interruptions or adverse attitudes about online commerce could increase the costs and liabilities associated with our online commerce activities, increase the price of our product to consumers, or reduce traffic to our website. Unfavorable resolution of these issues could have a material adverse effect on our business, financial condition or results of operations.

Our network and communications systems are vulnerable to system interruption and damage, which could limit our ability to operate our business and could have a material adverse effect on our business, financial condition or results of operations.

Our ability to receive and fulfill orders promptly and accurately is critical to our success and largely depends on the efficient and uninterrupted operation of our computer and communications hardware and software systems. We experience periodic system interruptions that impair the performance of our transaction systems or make our website inaccessible to our customers. These systems interruptions may prevent us from efficiently accepting and fulfilling orders, sending out promotional emails and other customer communications in a timely manner, introducing new products and features on our website, promptly responding to customers, or providing services to third parties. Frequent or persistent interruptions in our services could cause current or potential customers to believe that our systems are unreliable, which could cause them to avoid our website, drive them to our competitors, and harm our reputation. To minimize future system interruptions, we must continue to add software and hardware and to improve our systems and network infrastructure to accommodate increases in website traffic and sales volume and to replace aging hardware and software. We may be unable to promptly and effectively upgrade and expand our systems and integrate additional functionality into our existing systems. In addition, upgrades to our system may cause existing systems to fail or operate incorrectly. Any unscheduled interruption in our services could result in fewer orders, additional operating expenses, or reduced customer satisfaction, any of which would harm our business, financial condition and operating results. In addition, the timing and cost of upgrades to our systems and infrastructure may substantially affect our ability to maintain profitability.

Our systems and operations and those of our suppliers and Internet service providers, are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-of-service attacks, physical or electronic break-ins, sabotage, human error and similar events. Any of these events could lead to system interruptions, order fulfillment delays, and loss of critical data for us, our suppliers, or our Internet service providers, and could prevent us from accepting and fulfilling customer orders. Any significant interruption in the availability or functionality of our website or our customer processing, distribution, or communications systems, for any reason, could seriously harm our business, financial condition, and operating results. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Inability of our retail customers to access consumer credit markets could adversely affect sales of our products and could have a material adverse effect on our business, financial condition or results of operations.

Many of our customers use credit cards to pay for our products and services. Because of the current global economic downturn, credit card issuers have tightened their consumer lending standards which has resulted in decreased credit card limits and increased interest rates and fees. If our customers lose access to consumer credit or determine that the use of credit is prohibitively expensive, our business, financial condition or results of operations could be materially and adversely affected.

We are subject to a number of risks related to credit card payments we accept which, if we fail to be in compliance with applicable credit card rules and regulations, will result in additional fees, fines and ultimately the revocation of the right to use the credit card company, which could have a material adverse effect on our business, financial condition or results of operations.

In 2008, approximately 97% of our orders were paid for using a credit card or debit card. For credit and debit card payments, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers. In addition, we have and may continue to suffer losses as a result of orders placed with fraudulent credit and debit card data. We do not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce our net revenue and our gross profit percentage. We have implemented technology to help us detect the fraudulent use of credit card information. Under current practices, a merchant is liable for fraudulent credit card transactions when the merchant does not obtain a cardholder’s signature. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and could have a material adverse effect on our business, financial condition or results of operations.

We may incur significant costs to protect our customers’ personal information, and may incur liability if such personal information is misappropriated, which could increase our costs, harm our reputation and reduce our sales.

If our customers’ personal or credit card information is misappropriated by us or third parties that breach our network security, we could be subject to liability. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims or damages for alleged violations of state or federal laws governing security protocols for the safekeeping of customers’ personal or credit card information. This liability could also include claims for other misuses of personal information, including unauthorized marketing purposes. These claims could result in litigation against us. Liability for misappropriation of this information could adversely affect our business, financial condition or operating results. In addition, the FTC and state agencies have been investigating various Internet companies regarding their use of customers’ personal information. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government agencies investigate our privacy practices.

We rely on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information such as customer credit card numbers. We cannot provide assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms that we use to protect our customers’ transaction data. If any such compromise of our security were to occur, it could harm our reputation, business, prospects, financial condition and results of operations. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to resolve problems caused by such breaches. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not harm our business, financial condition or results of operations.

Laws or regulations relating to privacy and data protection may adversely affect the growth of our Internet business or our marketing efforts, which could reduce our sales and cause us to incur significant costs.

We are subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, we are subject to various telemarketing laws that regulate the manner in which we may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing our business. In addition, many jurisdictions have laws that limit the use of personal information gathered online or offline or require companies to establish privacy policies. The FTC has adopted regulations regarding the collection and use of personal identifying information obtained from children under thirteen years of age. Proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for the collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by us. From time to time, Congress has proposed legislation regarding data security and privacy protection. Any enacted data protection regulations may restrict our ability to collect demographic and personal information, which could be costly or harm our marketing efforts, and could require us to implement new and potentially costly processes, procedures and/or protective measures.

Our failure to protect our intellectual property rights could reduce our sales and increase our costs.

We have invested significant resources to promote our brand name. We currently have 11 issued patents, three patents pending, 58 issued trademark registrations and 17 pending trademark applications with the U.S. Patent and Trademark Office for our NSI brand and certain NSI-branded products such as OcuPower. We have also received U.S. and European Community registration for the trademarks Vitacost, Nutraceutical Sciences Institute and NSI. We may not always be able to successfully enforce a trademark against competitors or against challenges by others. Our failure to successfully protect a trademark could diminish the value and effectiveness of our past and future marketing efforts and could cause customer confusion. This could in turn adversely affect our revenue and profitability. In addition, because of the differences in foreign trademark laws concerning proprietary rights, a trademark may not receive the same degree of protection in foreign countries as it does in the U.S. Furthermore, although we own 11 issued patents, these patents may not adequately protect our products because the patents typically relate to formulations. Accordingly, they could be circumvented through minor alterations in formulation. Our failure to adequately protect our intellectual property rights could have a material adverse affect our business, financial condition or results of operations.

Our inability to defend against intellectual property claims could increase our costs and limit our ability to manufacture our products.

We may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses, be involved in protracted litigation or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement may also require us to enter into costly royalty or license agreements. Alternatively, we may be unable to obtain necessary royalty or license agreements on terms acceptable to us, if at all. Claims that our technology or products infringe on intellectual property rights of others could be costly and would divert the attention of our management and key personnel, which in turn could adversely affect our business, financial condition or results of operations.

Third parties could use our trademarks as keywords in Internet search engine advertising programs, which may direct potential customers to competitors’ websites, which, in turn, could result in decreased sales and could harm our reputation.

Competitors and other third parties could purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs and in the resulting sponsored link advertisements which may divert potential customers to their websites. Preventing such unauthorized use is difficult. Further, the legal precedent on whether such activity infringes on our intellectual property varies significantly within the United States and in other countries. If we are unable to protect our trademarks or confusingly similar terms from such unauthorized use, competitors and other third parties could drive potential online customers away from our website, which could result in a loss of sales and have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry, and our failure to compete effectively could adversely affect our market share, financial condition and growth prospects.

The U.S. vitamins and dietary supplements industry is a large and highly fragmented industry. Our competitors include specialty retailers, supermarkets, drugstores, mass merchants, multi-level marketing organizations, online merchants, mail-order companies and a variety of other participants in the industry. The principle elements of competition in the industry are price, selection and distribution channel offerings. We believe that the market is also highly sensitive to the introduction of new products, including various prescription drugs, which may rapidly capture a significant share of the market. In the U.S., we also compete for sales with heavily advertised national brands manufactured by large pharmaceutical and food companies, as well as other retailers. In addition, as some products gain market acceptance, we experience increased competition for those products as more participants enter the market. Our manufacturing operations compete with manufacturers of third-party nutritional supplements. Certain of our competitors are larger than us and have longer operating histories, larger customer bases, greater brand recognition and greater resources for marketing, advertising and product promotion. They may be able to secure inventory from vendors on more favorable terms, operate with a lower cost structure or adopt more aggressive pricing policies. In addition, our competitors may be more effective and efficient in introducing new products. We may not be able to compete effectively, and our attempt to do so may require us to increase marketing and/or reduce our prices, which may result in lower margins. Failure to effectively compete could adversely affect our market share, financial condition and growth prospects.

Our failure to efficiently respond to changing consumer preferences and demand for new products and services could significantly harm our product sales, inventory management and customer relationships and our business, results of operations and financial condition could be materially and adversely affected.

Our continued success depends, in part, on our ability to anticipate and respond to changing consumer trends and preferences. We may not be able to respond in a timely or commercially appropriate manner to these changes. Our failure to accurately predict these trends could negatively impact our inventory levels, sales and consumer opinion of us as a source for the latest products. The success of our new product offerings depends upon a number of factors, including our ability to:

•	accurately anticipate customer needs;

•	innovate and develop new products;

•	successfully commercialize new products in a timely manner;

•	competitively price our products;

•	procure and maintain products in sufficient volumes and in a timely manner; and

•	differentiate our product offerings from those of our competitors.

If we do not introduce new products, make enhancements to existing products or maintain the appropriate inventory levels to meet customers’ demand in a timely manner, our business, results of operations and financial condition could be materially and adversely affected.

Our sales in international markets expose us to certain risks relating to commencing and maintaining operations in new and foreign jurisdictions, which could increase our costs, subject us to political risk and negatively affect our business.

In 2008, approximately 2% of our net sales were generated internationally. As part of our business strategy, we intend to expand our international presence. Our international operations are subject to a number of risks inherent to operations in foreign countries, and any expansion of our international operations will increase the magnitude of these risks. These risks include, among other things:

•	political and economic instability of foreign markets;

•	foreign governments’ restrictive trade policies;

•	exchange controls;

•	the imposition of, or increase in, duties, taxes, government royalties or non-tariff barriers;

•	fluctuation in foreign currency exchange rates;

•	increased costs in maintaining international marketing efforts and customer relations;

•	difficulties in enforcement of intellectual property rights; and

•	problems entering international markets with different cultural bases and consumer preferences.

Any of these risks could have a material adverse effect on our international operations and our growth strategy.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur, which could increase our costs and lower our profits.

Our business exposes us to the risk of liabilities arising out of our products and operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. Our operations are subject to closure and loss due to power outages, Internet and telephone line failures, work stoppages and acts of nature. We seek to minimize these risks through various insurance policies from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits and other terms and conditions. Our estimate of retained-insurance liabilities is subject to change as new events or circumstances develop that might materially impact the ultimate cost to settle these losses. We cannot assure you that our insurance will be sufficient to cover our losses. We do not view insurance, by itself, as a material mitigant to these business risks. Any losses that are not completely covered by our insurance could have a material adverse effect on our business, financial condition or results of operations.

The insurance industry has become more selective in offering certain types of liability insurance coverage, and we may not be able to maintain our existing coverage or obtain increased coverage in the future, which could increase our costs and reduce our profits.

The insurance industry has become more selective in offering certain types of insurance, including product liability, product recall and property casualty insurance. While we believe our current insurance policies provide us adequate coverage for our current business operations, there can be no assurance that we will be able to maintain such coverage or obtain comparable coverage on terms and conditions favorable to us, if at all. Further, as we expand our business, we expect to correspondingly increase our insurance coverage, and there can be no assurance that we will be able to obtain such increased coverage if and when needed.

Our manufacturing operations are located in a single location and our inventory is concentrated in two warehouse locations, which exposes us to the risk of natural disasters or other force majeure events. Losses at either location could adversely affect our manufacturing operations, product distributions, sales and consumer satisfaction.

We house our manufacturing operations and one of our two distribution warehouses at a facility located in Lexington, North Carolina. We also operate a distribution and warehouse facility located in Las Vegas, Nevada. Any significant disruption in either of these locations for any reason, such as a fire, flood, hurricanes, earthquakes or similar events, could adversely affect our manufacturing operations, product distributions, sales and consumer satisfaction.

Our quarterly results of operations may fluctuate in the future. As a result, we may fail to meet or exceed the expectations of investors or securities analysts, which could cause our stock price to decline.

Our quarterly revenue and results of operations may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly revenue or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Fluctuations in our results of operations may be due to a number of factors, including, but not limited to, those listed below and identified throughout this “Risk Factors” section in this prospectus:

•	our ability to retain and increase sales to existing customers and attract new customers;

•	changes in the volume and mix of dietary supplements and health and wellness products sold in a particular quarter;

•	the timing and success of new dietary supplement introductions or reformulations by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	competition, including entry into the market by new competitors including traditional brick and mortar retailers and new product offerings by existing competitors;

•	the amount and timing of expenditures related to expanding our operations, research and development or introducing new products;

•	changes in the payment terms for our products and services; and

•	the purchasing cycles of our customers.

Most of our expenses are relatively fixed in the short-term, and our expense levels are based in part on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to proportionally reduce operating expenses for that quarter, causing a disproportionate effect on our expected results of operations for that quarter.

Due to the foregoing factors, and the other risks discussed in this prospectus, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

If we are unable to sufficiently increase our revenue to offset increased costs as we expand our business, we may experience operating losses, net losses or negative cash flows.

We incurred operating losses and net losses in each year of operation until 2006. We expect operating expenses and working capital requirements to increase substantially as we expand our business. We expect our costs of product development, sales and marketing, research and development, manufacturing and general and administrative expenses to increase substantially as a result of our planned expansion. If we are unable to continue to sufficiently increase our revenue to offset these increased costs, we will not maintain profitability and may experience operating losses, net losses or negative cash flows.

Risks Related to Our Indebtedness

If we fail to comply with the various covenants contained in our bank financing documents, we may be in default thereunder, which could limit our ability to fund our operations.

As of June 30, 2009, we had borrowed approximately $15.6 million under certain term, revolving and other credit facilities. If we default on any of the financial or operating covenants in any of our agreements evidencing such credit facilities and are unable to obtain an amendment or waiver, the lenders could cause all amounts outstanding under these agreements to be due and payable immediately and, if secured, proceed to foreclose on the collateral securing the indebtedness. Our assets or cash flow may not be sufficient to repay fully the borrowings under our different forms of indebtedness, either upon maturity or if accelerated upon an event of default. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments. A default or potential acceleration could impact our ability to attract and retain customers and could negatively impact trade credit availability and terms, which could have a material adverse effect on our business, financial condition or results of operations.

Our flexibility in operating our business and our ability to repay our indebtedness may be limited as a result of certain covenant restrictions in the agreements governing our indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.

The agreements governing our indebtedness contain a number of restrictive covenants that impose significant restrictions on us. Compliance with these restrictive covenants will limit our flexibility in operating our business.

Failure to comply with these covenants could give rise to an event of default under these agreements. These covenants restrict, among other things, our ability to:

•	incur additional indebtedness and guarantee obligations;

•	create liens;

•	engage in mergers, consolidations, liquidations or the creation of subsidiaries;

•	change the nature of our business;

•	make equity investments or loans;

•	sell, lease or otherwise dispose of certain assets;

•	engage in transactions with affiliates;

•	pay dividends, make distributions or redeem any equity securities;

•	modify our organizational documents or certain debt documents;

•	change our accounting treatment and reporting practices;

•	engage in speculative transactions;

•	prepay certain indebtedness; and

•	allow debt to be designated as senior debt.

Further, our senior lender has a priority lien on substantially all of our assets and a mortgage on our Lexington, North Carolina property. If we default on our indebtedness, our lender may exercise any and all remedies available to secured parties, including, but not limited to, taking possession of those assets which secure the lender’s lien.

We have entered into hedging strategies to mitigate our interest rate exposure; these strategies may not be effective and may adversely affect our earnings and may expose us to counterparty risks.

Our risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the variable interest rate on our debt. We have entered into three interest rate swap agreements and may pursue additional types of hedging strategies in the future. We expect hedging to assist us in mitigating and reducing our exposure to higher interest expenses, and, to a lesser extent, losses in book value from adverse changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and financing sources used and other changing market conditions. There is no assurance, however, that a hedging strategy will insulate us from the interest rate risks to which we are exposed, and there is no assurance that the implementation of any hedging strategy will have the desired impact on our results of operations or financial condition. In addition, these hedging strategies may adversely affect us, because hedging activities involve an expense that we will incur regardless of the effectiveness of the hedging activity.

Interest rate hedging may fail to protect or could adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedges may not correspond directly with the interest rate risk for which we seek protection;

•	the duration of the hedge may not match the duration of the related liability;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the party owing money in the hedging transaction may default on its obligation to pay.

We have entered into three interest rate swap agreements in an effort to hedge against future increases in interest rates on certain of our debt obligations. Should an interest rate swap agreement counterparty be unable to make required payments pursuant to the agreement, the hedged liability would cease to be hedged for the remaining term of the interest rate swap agreement. In addition, we may be at risk for any collateral held by a hedging counterparty to an interest rate swap agreement, should the counterparty become insolvent or file for bankruptcy. Our hedging transactions, which are intended to limit losses, may actually adversely affect our earnings, which could adversely affect our financial condition and results of operations.

Risks Related to this Offering

There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock, and investors may not be able to resell shares of our common stock for an amount equal to or more than the purchase price.

Prior to this offering, there has not been a public market for our common stock. Therefore, stockholders should be aware that they cannot benefit from information about prior market history as to their decision to invest. There can be no assurance that a trading market will develop for our common stock or, if such a market does develop, how liquid that market might become or whether it will be maintained.

The initial public offering price of our common stock may not be indicative of prices that will prevail in the trading market.

The initial public offering price of our common stock will be determined by our negotiations with the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. We have applied to list our common stock on the NASDAQ Global Market; however, these can be no assurance our listing application will be accepted by NASDAQ. If an active trading market fails to develop or be maintained, investors may be unable to sell the shares of common stock purchased in this offering at an acceptable price or at all.

Volatility of our stock price could adversely affect an investment in our common stock.

The market price of our common stock could fluctuate significantly as a result of, among other things:

•	quarterly and annual variations in our operating results;

•

the level and quality of research analyst coverage for our common stock, changes in financial estimates or investment recommendations by securities analysts following our business or failure to meet such estimates;

•	the financial disclosure we may provide to the public, any changes in such disclosure or our failure to meet such disclosure;

•	the public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission;

•	various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our suppliers or our competitors;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	sales of common stock by our directors, officers or significant stockholders;

•	introductions of new products or new pricing policies by us or by our competitors;

•	recruitment or departure of key personnel;

•	developments with respect to intellectual property rights;

•	acquisitions or strategic alliances by us or our competitors;

•	changes in shipping costs;

•	short sales, hedging and other derivative transactions in shares of our common stock;

•	the operating and stock price performance of other companies that investors may deem comparable to us;

•	broad market conditions and trends in the eCommerce industry and the economy as a whole; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to such events.

Fluctuations in the price of our common stock could contribute to the loss of all or part of a stockholder’s investment. Any of the factors listed above could have a material adverse effect on an investment in our common stock and our common stock may trade at prices significantly below the offering price. In addition, stocks of Internet-related and eCommerce companies have historically experienced significant price and volume fluctuations that may have been unrelated or disproportionate to these companies’ operating performance. Public announcements by us or other such companies concerning, among other things, performance, accounting practices or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance. We could be the subject of securities class action litigation due to future stock price volatility, which could divert management’s attention and adversely affect our results of operations.

Investors will experience immediate and substantial dilution in the net tangible book value of the common shares purchased in this offering.

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution because the price paid will be substantially greater than the net tangible book value per share of the shares acquired. This dilution is due in large part to the fact that our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. Based on an assumed offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, investors will suffer immediate and substantial dilution of approximately $9.78 per share purchased in this offering. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, investors will experience additional dilution.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline and impair our ability to obtain capital through future stock offerings.

A substantial number of shares of our common stock could be sold into the public market after this offering. The occurrence of such sales, or the perception that such sales could occur, could materially and adversely affect our stock price and could impair our ability to obtain capital through an offering of equity securities in the future. The shares of common stock being sold in this offering will be freely tradable, except for any shares sold to our affiliates.

In connection with this offering, we, along with our officers, directors and certain stockholders, have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 180 days after the date of this prospectus without the consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc. However, Jefferies & Company, Inc. and Oppenheimer & Co. Inc. may release these shares from these restrictions at any time. In evaluating whether to grant such a request, Jefferies & Company, Inc. and Oppenheimer & Co. Inc. may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume, stock price, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

A total of approximately 15.3 million shares of common stock may be sold in the public market by existing stockholders on or about 181 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities law. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In addition, as of June 30, 2009, we had outstanding options to purchase 2,589,200 shares of common stock, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering. We plan to register for offer and sale the shares of common stock that are reserved for issuance pursuant to options. Shares covered by such registration statements upon the exercise of stock options or warrants generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144. The issuance or sale of such shares could depress the market price of our common stock.

Given our limited resources, being a public company will substantially increase our administrative costs which could materially impact our business, financial condition or results of operations.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. Sarbanes-Oxley, as well as new rules subsequently implemented by the Securities and Exchange Commission and the NASDAQ Global Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. For example, we are migrating our core financial systems to our new accounting system, adopting additional internal and disclosure controls and procedures, retaining a transfer agent and a financial printer and adopting corporate governance policies. In addition, as a public company, we will incur the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Section 404 of Sarbanes-Oxley requires us to include an internal control report with our annual report on Form 10-K. That report must include management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year. Additionally, beginning with our annual report on Form 10-K for the year ending December 31, 2010, our independent registered public accounting firm will be required to issue a report on management’s assessment of our internal control over financial reporting and a report on its evaluation of the operating effectiveness of our internal control over financial reporting. The material weaknesses and any other deficiencies in internal control that we currently have identified and that we may identify in the future will need to be addressed as part of the evaluation of our internal control over financial reporting and may impair our ability to comply with Section 404. If we are not able to successfully implement internal control over financial reporting, we may not be able to accurately and timely report on our financial position, results of operations or cash flows, which could adversely affect our business and investor confidence in us.

The concentration of our capital stock ownership with insiders upon the completion of this offering will likely limit an investor’s ability to influence corporate matters.

Our executive officers, directors and affiliated entities controlled by us or these individuals will together beneficially own or control approximately 44.8% (including shares owned by Mr. Wayne Gorsek) of our common stock outstanding after completion of this offering. Furthermore, pursuant to the terms of our amended and restated bylaws, certain actions may be taken with the approval of any stockholder or group of stockholders owning shares in excess of 10%, including the ability to call a special meeting for the purpose of electing directors. As a result, certain stockholders will have substantial influence and control over management and matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions favored by these stockholders might be taken even if other stockholders oppose those actions. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may consider beneficial.

We will retain broad discretion in using the net proceeds from this offering and may spend a substantial portion in ways with which investors may not agree.

Our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which investors in the offering may not agree, or which do not increase investment value. We anticipate that we will use a portion of our net proceeds from this offering to repay outstanding indebtedness owed on our credit facilities and to fund capital expenditures. We anticipate that we will use the remainder of the net proceeds for working capital and other general corporate purposes. We have not allocated these remaining net proceeds for any specific purposes. We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

Provisions in our amended and restated certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include:

•	our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•	advance notice requirements for stockholder proposals and nominations; and

•	limitations on convening stockholder meetings.

As a result of these and other provisions in our amended and restated certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Further, certain of our employment agreements and incentive plans provide for vesting of stock options and/or payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price. See “Executive Compensation — Employment Agreements” and “Executive Compensation — Benefit Plans — Change in Control; Corporate Transaction; Change in Capitalization.”

We have not declared or paid any cash dividends on our common stock, nor do we intend to do so, which could depress the trading price of our common stock.

We have not declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividend in the foreseeable future. As a result, investors may only receive a return on investment in our common stock if the market price of our common stock increases. For more information, see “Dividend Policy.”

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus including the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” may contain forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that is not historical information. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue,” “seek” or the negative of these terms or other comparable terminology or by discussions of strategy.

All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but they are inherently uncertain. We may not realize our expectations and our beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus, under the heading “Risk Factors” and include, among others:

•	difficulty expanding our manufacturing and distribution facilities;

•	significant competition in our industry;

•	unfavorable publicity or consumer perception of our products on the Internet;

•	the incurrence of material product liability and product recall costs;

•	costs of compliance and our failure to comply with government regulations;

•	our failure to keep pace with the demands of our customers for new products;

•	disruptions in our manufacturing system or losses of manufacturing certifications; and

•	the lack of long-term experience with human consumption of some of our products with innovative ingredients.

We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Except as required by applicable law, including the securities laws of the U.S. and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise. Consequently, forward-looking statements should be regarded solely as our current plans, estimates and beliefs. Potential investors should not place undue reliance on our forward-looking statements. Before investing in our common stock, investors should be aware that the occurrence of any of the events described in the “Risk Factors” section and elsewhere in this prospectus could have a material adverse effect on our business, results of operations, financial condition, cash flows, customer relationships and value of our proprietary products. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the 4,495,987 shares of our common stock that we are selling in this offering will be approximately $48.5 million, assuming an initial public offering price of $12.00 per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses.

If the underwriters’ over-allotment option is exercised in full, we estimate that we will receive additional net proceeds of approximately $7.4 million. We will not receive any proceeds from the sale of shares by any selling stockholder.

We intend to use the net proceeds from this offering as follows:

•	approximately $7.6 million to repay existing indebtedness owed under our line of credit facility;

•	approximately $1 million to repay existing indebtedness owed to one of our directors (see “Certain Relationships and Related Party Transactions”);

•	approximately $20 million to fund capital expenditures such as purchasing fulfillment and manufacturing equipment and retrofitting and expanding our manufacturing and distribution facilities; and

•	the balance for working capital and general corporate purposes.

The expected use of net proceeds of this offering represents our current intentions based upon our present plans and business conditions. The amounts and purposes for which we allocate the net proceeds from this offering may vary significantly depending upon a number of factors, including, without limitation, the actual cost of capital expenditures, the amount of financing, if any, obtained for the expansion of our existing facilities or acquisition of new facilities, our future sales, our cash flows from operations and the growth of our business. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering and could utilize the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we currently plan to retain any earnings to finance the growth of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on our financial condition, results of operations and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2009 on an actual basis and on an as adjusted basis to give effect to the sale by us of 4,495,987 shares of common stock at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, less the underwriting discount and commissions and estimated offering expenses, and after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering.

The table below should be read in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our financial statements and related notes included elsewhere in this prospectus.

	June 30, 2009 (unaudited)
	Actual	As Adjusted (1)
	(in thousands, except shares and per share data)
Total debt	$15,636	$7,036
Stockholders’ equity
Preferred stock, $0.00001 par value, 25,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—	—
Common stock, $0.00001 par value, 100,000,000 shares authorized, 22,880,780 shares issued and outstanding, actual; 27,522,712 shares issued, as adjusted	—	—
Paid-in-capital	12,256	60,716
Retained Earnings	3,862	3,862
Note receivable from exercise of options	(1,166)	(1,166)

Total stockholders’ equity	$14,953	$63,412

Total capitalization	$31,754	$70,448

(1)	Excludes the following as of June 30, 2009: (i) 2,589,200 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.64 per share; and (ii) 1,600,000 shares of common stock reserved for future issuance under our 2007 Stock Award Plan.

DILUTION

Our net tangible book value as of June 30, 2009 was approximately $12,741,123, or $0.56 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock.

Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of 4,495,987 shares at an assumed initial public offering price of $12.00 per share, which represents the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our adjusted pro forma net tangible book value at June 30, 2009 would have been $61,200,838, or $2.22 per share of common stock. This represents an immediate increase in net tangible book value of $1.66 per share to existing stockholders and an immediate dilution in net tangible book value of $9.78 per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Amount assumed initial public offering price per share		$12.00
Pro forma net tangible book value per share as of June 30, 2009	$0.56
Increase per share attributable to new investors	1.66

Adjusted pro forma net tangible book value per share after the offering		2.22

Dilution per share to new investors		9.78

The following table summarizes as of June 30, 2009, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by the new investors at an assumed initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering, and after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	22,880,780	83.1%	$9,905,661	15.5%	$0.4329
New investors(1)	4,641,932	16.9	53,951,844	84.5	12.00

Total	27,522,712	100.0%	$63,857,505	100.0%

(1)	Includes 4,495,987 shares to be offered by us in this offering and 145,945 shares of common stock to be issued by us to certain selling stockholders immediately prior to this offering in connection with their net cashless exercise of 269,320 stock options and the sale of such shares by the selling stockholders in this offering. We will not receive cash proceeds from the exercise of the options but will cancel 123,375 stock options as payment of the exercise price and applicable withholding taxes.

The discussion and tables also exclude any shares reserved for issuance under our stock option plans, of which 2,589,200 were subject to options outstanding on June 30, 2009, at a weighted average exercise price of $3.64 and 1,600,000 shares available for future grant, which includes shares reserved for future issuance under our 2007 Stock Award Plan. To the extent the options are exercised, there will be further dilution to new investors. The issuance of common stock in connection with the exercise of these options will result in further dilution to new investors.

SELECTED FINANCIAL DATA

The selected consolidated financial data presented below has been derived from our consolidated financial statements. The statement of operations data for each of the fiscal years ended December 31, 2006, 2007 and 2008 and the balance sheet data at December 31, 2007 and 2008 are derived from our audited financial statements that are included in this prospectus. The statement of operations data for the years ended December 31, 2004 and 2005 and the balance sheet data at December 31, 2004, 2005 and 2006 are derived from audited 2004, 2005 and 2006 financial statements that are not included in this prospectus. The statement of operations data for the six months ended June 30, 2008 and 2009 and the balance sheet data at June 30, 2009 are derived from our unaudited financial statements that are included in this prospectus. The historical results presented below, which give effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, are not necessarily indicative of the results to be expected in any future period.

You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

		Year Ended December 31, (audited)				Six Months Ended June 30, (unaudited)
	2004	2005	2006	2007	2008	2008	2009
	(in thousands, except shares and per share data)
Consolidated Statement of Operations Data:
Net sales	$29,644	$41,488	$66,356	$99,290	$143,602	$68,692	$93,162
Cost of goods sold	20,668	29,461	47,067	70,381	105,529	50,570	63,065

Gross profit	8,976	12,027	19,289	28,909	38,073	18,122	30,097
Operating expenses:
Fulfillment	2,065	2,646	4,140	6,629	8,393	3,693	3,732
Sales and marketing	4,106	5,135	6,991	10,845	13,147	5,996	6,298
General and administrative	3,451	4,851	8,004	11,116	14,871	7,371	8,151

Total operating expenses	9,623	12,633	19,134	28,590	36,411	17,060	18,181

Operating income (loss)	(646)	(606)	155	319	1,662	1,062	11,916
Interest income (expense), net	(2)	(10)	(18)	(519)	(1,150)	(265)	(197)
Other income (expense), net	(33)	(1)	25	743	(13)	10	24
Income tax benefit (expense)			11	1,279	(482)	(92)	(4,554)

Net income (loss)	$(615)	$(617)	$173	$1,826	$17	$715	$7,189

Net income (loss) per share:
Basic	$(0.3)	$(.03)	$.01	$.08	$.00	$.03	$.31
Diluted	$(0.3)	$(.03)	$.01	$.08	$.00	$.03	$.31
Weighted average number of shares outstanding:
Basic	22,157,466	21,896,780	22,086,780	23,188,380	23,188,380	23,188,380	22,880,770
Diluted	22,157,466	21,896,780	22,720,212	24,087,978	23,975,068	24,059,807	23,481,562

	December 31, (audited)						June 30, (unaudited)
	2004	2005	2006	2007	2008		2009

Consolidated Balance Sheet Data:
Cash and cash equivalents	$439	$316	$101	$1	$61		$51
Inventory	3,444	4,669	8,864	14,710	21,663		24,538
Working capital (deficit)	84	(728)	(1,895)	(6,535)	(5,990)		(1,215)
Total assets	7,896	9,229	15,527	36,662	46,869		52,360
Deferred revenue	—	646	901	1,213	2,379		2,439
Total debt	—	410	700	12,340	18,232		15,636
Total stockholders’ equity	3,499	2,878	3,458	6,153	6,965		14,953

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our “Selected Financial Data” and our consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under the heading “Risk Factors.”

We are a leading online retailer and direct marketer, based on annual sales volume, of health and wellness products such as vitamins, dietary supplements, minerals, herbs, anti-oxidants, organic body and personal care products and sports nutrition and health foods. We offer our customers a selection of over 23,000 SKUs from over 1,000 third-party brands, such as New Chapter, Atkins, Nature’s Way, Twinlab, Burt’s Bees and Kashi and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We sell these products directly to consumers through our website, www.vitacost.com, as well as through our catalogs. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than suggested retail prices. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Our success is driven primarily by our ability to attract new customers and grow our product offerings. Our customers are typically individuals seeking value in their purchases of health and wellness products. Our active customer base, which we define as customers who have purchased from us within the last 12 months, has steadily increased from 270,000 at the end of 2005 to approximately 957,000 as of June 30, 2009. For the first and second quarters of 2009, our per-customer acquisition cost, determined by dividing our acquisition-related marketing costs by the number of gross new customers, was $10.16. On average, our customers make purchases from us two to three times a year, and over the last twelve quarters, our average order value has ranged between $72 and $77. Our customer surveys reveal that over 95% of respondents are likely to reorder, citing as key factors our product selection and quality, competitive prices and speed and accuracy of shipment. During the second quarter of 2009, approximately 49% of our orders were placed by repeat customers.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature’s Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. In 2000, we began operations under the name Vitacost.com, Inc. During 2008, we began manufacturing certain proprietary products in-house and currently have the capacity to produce in excess of one billion tablets and capsules annually. Since our inception, we have shipped over ten million orders to our customers.

Trends and Other Factors Affecting Our Business

The dietary supplement industry and our performance are affected by demographic trends as well as trends affecting health and lifestyle preferences and consumer spending. Changes in these trends and other factors that we may not foresee may also impact our business, including potential regulatory actions by the FDA and the FTC that may affect the viability of a given product that we offer. Our business allows us to respond to changing trends by introducing new products and adjusting our product mix and pricing. We will continue to expand our product offering and diversify our product lines.

We intend to continue our focus on meeting the demands of an increasingly aging population, as well as a rapidly growing fitness conscious public, and the effects of increasing costs of traditional healthcare.

The U.S. Census Bureau reports that the number of individuals in the 65 and over age group is expected to double in the next 25 years. Moreover, it is estimated that by 2030 the 65 or older group will comprise 20% of the population. We believe the increase in the population of this age group provides us with enhanced sales opportunities.

We believe that as the costs of healthcare continue to rise, lower-cost alternatives to prescription drugs and preventative supplementation will continue to be an attractive option for the American consumer. According to the California HealthCare Foundation, medical spending as a percentage of GDP increased from 5.2% to 16.0% between 1960 and 2006, and is projected to reach 19.5% of GDP by 2017. As more people seek to avoid costly medical issues and focus on prevention through diet, supplementation and exercise, we expect the demand in this market segment to provide us with continued opportunities. For example, lower-cost alternatives to expensive cholesterol lowering medications such as fish oil (essential fatty acids), are experiencing increasing popularity.

According to the Mintel “Health and Fitness Clubs — US — June 2009” report, 50% of U.S. adults and approximately 42% of those over the age of 55 maintain a regular fitness routine. The International Health, Racquet and Sportsclub Association found that health club memberships grew to more than 45 million memberships in 2008, up 15% from 2003. The Mintel report further stated that among those who do currently have a health club membership, 86% say they would renew if their membership were to expire today. We believe that the increase in our sales of sports supplements, which help with recovery and performance, is an indication of this growth, and that this will continue as fitness programs become an accepted lifestyle rather than a trend. When taken in context of the rising costs of healthcare, we believe the dietary supplement industry as a whole stands to benefit. A change in the trend toward healthy lifestyle living may decrease our sales which could adversely effect our business, financial condition and results of operations.

Our historical results have also been significantly influenced by our new product offerings. Since the beginning of 2004, we have added over 18,000 new proprietary and third-party products to our online store. This expanded product offering drives additional online traffic to our website and allows many of our existing customers and potential new consumers the ability to purchase all their health and wellness products with us.

To date, we have not been adversely effected by the current recession and resulting downturn in consumer confidence and discretionary spending. However, if consumer confidence or discretionary spending decreases more acutely or for longer than expected, our sales and margins may decrease which could have a material adverse effect on our business, financial condition and results of operations.

Sources of Revenue

We derive our revenue principally through the sale of product and freight billed to customers associated with the shipment of product. Our primary source of revenue is the sale of products. For the six months ended June 30, 2009, product net sales accounted for approximately 93% of our total net sales, as compared to 92% for the six months ended June 30, 2008. Freight billed to customers for the six months ended June 30, 2009 accounted for approximately 7% of our total net sales, as compared to 8% for the six months ended June 30, 2008. For each of the years ended December 31, 2008, 2007 and 2006, product net sales accounted for approximately 92% of our total net sales. Freight billed to customers for each of the years ended December 31, 2008, 2007 and 2006 accounted for approximately 8% of our total net sales.

Cost of Goods Sold and Operating Expenses

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of the product and the cost of shipping the product to the customer.

Fulfillment. Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees and rent.

Sales and Marketing. Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures, including third-party content license fees, traditional media advertising, catalog expenses and payroll related expenses for personnel engaged in marketing, sales, website development and maintenance, and new product research, development and introduction. We expense advertising costs as incurred.

General and Administrative. General and administrative expenses consist of management and executive compensation, customer service compensation, credit card fees, professional services and general corporate expenses, such as depreciation, amortization, telephone expenses, office supplies and repairs and maintenance on office equipment.

Results of Operations

The following table sets forth certain consolidated statement of operations data as a percentage of net sales for the periods indicated:

	Year Ended December 31, (audited)			Six Months Ended June 30, (unaudited)
	2006	2007	2008	2008	2009
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	70.9	70.9	73.5	73.6	67.7

Gross profit	29.1	29.1	26.5	26.4	32.3

Operating expenses:
Fulfillment	6.2	6.7	5.8	5.4	4.0
Sales and marketing	10.5	10.9	9.2	8.7	6.8
General and administrative	12.1	11.2	10.4	10.7	8.7

Total operating expense	28.8	28.8	25.4	24.8	19.5

Operating income	0.2	0.3	1.2	1.5	12.8
Net income	0.3	1.8	0.0	1.0	7.7

During 2008, we transitioned the manufacturing of our proprietary capsules and tablets from third-party manufacturers to in-house manufacturing and experienced approximately $3.2 million in losses related to this transition phase. We believe that over the next 12 to 18 months that the manufacturing of our proprietary capsules and tablets will add additional incremental gross profit.

Comparison of Six Months Ended June 30, 2009 to Six Months Ended June 30, 2008

Net Sales. Net sales increased by $24.5 million, or 35.6%, to $93.2 million for the six months ended June 30, 2009 from $68.7 million for the six months ended June 30, 2008.

A summary of net sales for the six months ended June 30, 2009 and 2008 is as follows (in thousands):

	Six Months Ended June 30, (unaudited)		$ Increase	% Increase
	2008	2009
Third-party product (1)	$41,747	$58,329	$16,582	39.7%
NSI and other proprietary product	21,763	28,339	6,576	30.2
Billed freight	5,182	6,495	1,313	25.3

	$68,692	$93,163	$24,471	35.6%

(1)	Third-party product includes advertising and fees earned from affiliate programs of approximately $1,041,276 and $688,386 for the six months ended June 30, 2009 and 2008, respectively.

Net sales of our proprietary products, including our NSI-branded products, increased by $6.6 million, or 30.2%, from $21.8 million for the six months ended June 30, 2008 to $28.3 million for the six months ended June 30, 2009, and sales of third-party products increased by $16.6 million, or 39.7%, from $41.7 million for the six months ended June 30, 2008 to $58.3 million for the six months ended June 30, 2009. The increase in net sales was primarily the result of the net increase in our customer base and from an increase in average order value. Our customer base increased from approximately 699,000 active customers at June 30, 2008 to approximately 957,000 active customers at June 30, 2009. Although prices remain competitive in the supplement market, our overall average order value, including freight billed to customers, increased from $73 for the six months ended June 30, 2008 to $75 for the six months ended June 30, 2009 due to customers ordering more products per order.

We believe that the significant increases in our customer base and number of customer orders are primarily due to consistently providing good value, selection, timeliness and accurate delivery of customer orders, and the scientific and educational content of our website. We believe that we will continue to grow our customer base and number of customer orders at rates at or above the growth rates of the overall health and wellness market.

Cost of Goods Sold. Cost of goods sold increased by $12.5 million, or 24.7%, to $63.1 million for the six months ended June 30, 2009 from $50.6 million for the six months ended June 30, 2008. As a percentage of net sales, cost of goods sold decreased to 67.7% for 2009 from 73.6% for 2008 primarily due to selling higher margin products.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $12.0 million, or 66.1%, to $30.1 million for the six months ended June 30, 2009 from $18.1 million for the six months ended June 30, 2008 and gross profit as a percentage of net sales increased to 32.3% in 2009 from 26.4% in 2008. Additionally, shipping costs, net of freight billed to customers, decreased by $1.3 million or 50.4% to $1.2 million for the six months ended June 30, 2009 from $2.5 million for the six months ended June 30, 2008 despite a 35.6% increase in sales for the same periods.

Our gross profit is affected by product mix, consumer and competitor price elasticity, and increased purchasing power due to higher sales volume of third-party product and the raw materials used for manufacturing our proprietary products. Our increase in gross profit and gross profit as a percentage of sales for the six months ended June 30, 2009, compared to the six months ended June 30, 2008, was primarily due to increased purchasing power due to higher sales volume of third-party product and the raw materials used for manufacturing our proprietary products. Although past performance is no guarantee of future results, we believe, based on current trends, we will be able to sustain the improved gross margins that contributed to our gross profit levels for the six months ended June 30, 2009.

Fulfillment. Fulfillment expense increased $39,000, or 1.1%, to $3.73 million for the six months ended June 30, 2009 from $3.69 million for the six months ended June 30, 2008. As a percentage of net sales, fulfillment expense decreased to 4.0% for 2009 from 5.4% for 2008. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to utilization of excess fulfillment capacity.

Sales and Marketing. Sales and marketing expense increased $303,000, or 5.0%, to $6.3 million for the six months ended June 30, 2009 from $6.0 million for the six months ended June 30, 2008. The aggregate dollar increase in sales and marketing expense is the result of certain incentive programs and on-line advertising that are variable and, therefore, increase as volume increases. As a percentage of sales, sales and marketing expense decreased to 6.8% for 2009 from 8.7% for 2008, due primarily to focusing on marketing programs that provide a higher return.

General and Administrative. General and administrative expenses increased $779,000, or 10.6%, to $8.2 million for the six months ended June 30, 2009 from $7.4 million for the six months ended June 30, 2008. As a percentage of sales, general and administrative expenses decreased to 8.7% for 2009 from 10.7% for 2008, primarily due to better utilization of fixed related costs.

Interest expense. Interest expense decreased $68,000, or 22%, to $239,000 for the six months ended June 30, 2009 from $307,000 for the six months ended June 30, 2008. The change is primarily a result of the change in the fair value of interest rate swaps into which we have entered. Changes in the fair value of the interest rate swaps are included in interest expense.

Income tax benefit (expense). Income tax expense increased by $4.5 million, or 4,819%, to $4.6 million for the six months ended June 30, 2009 from $92,000 for the six months ended June 30, 2008. The change is primarily the result of operating income of $11.9 million for the six months ended June 30, 2009 compared to $1.1 million for the six months ended June 30, 2008.

Current liabilities. The line of credit balance decreased by $1.8 million, or 19%, to $7.6 million as of June 30, 2009 from $9.4 million as of December 31, 2008. Additionally, accounts payable decreased by $2.5 million, or 16%, to $13.3 million from $15.8 million as of December 31, 2008. This is a result of cash flow generated from $7.2 million of net income for the six months ended June 30, 2009 being used to pay down these liabilities.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Net Sales. Net sales increased by $44.3 million, or 44.6%, to $143.6 million for fiscal year ended 2008 from $99.3 million for fiscal 2007.

A summary of net sales for the years ended December 31, 2007 and 2008 is as follows (in thousands):

	Year Ended December 31, (audited)		$ Increase	% Increase
	2007	2008
Third-party product (1)	$57,170	$87,264	$30,094	52.6%
NSI and other proprietary product	34,658	45,505	10,847	31.3
Billed freight	7,462	10,833	3,371	45.2

	$99,290	$143,602	$44,312	44.6

(1)	Third-party product includes advertising and fees earned from affiliate programs of approximately $840,000 and $1.6 million for the years ended December 31, 2007 and 2008, respectively.

Net sales of our proprietary products increased by $10.8 million, or 31.3%, from $34.7 million in 2007 to $45.5 million in 2008, and sales of third-party products increased by $30.1 million, or 52.6%, from $57.2 million in 2007 to $87.3 million in 2008. The increase in net sales was primarily the result of the net increase in our customer base and an increase in orders of 663,000, or 50.7%, from 1.31 million in 2007 to 1.97 million in 2008, which offset a slight decrease in average order value from $76 in 2007 to $73 in 2008. Our customer base increased from approximately 555,000 active customers at December 31, 2007 to approximately 820,000 active customers at December 31, 2008.

Cost of Goods Sold. Cost of goods sold increased by $35.1 million, or 49.9%, to $105.5 million for 2008 from $70.4 million in 2007. As a percentage of net sales, cost of goods sold increased to 73.5% for 2008 from 70.9% for 2007. The increase is primarily due to expenses associated with our transition from third-party manufacturing to in-house manufacturing of our proprietary products.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $9.2 million, or 31.7%, to $38.1 million in 2008 from $28.9 million in 2007 and gross profit as a percentage of net sales decreased to 26.5% in 2008 from 29.1% in 2007.

Fulfillment. Fulfillment expense increased $1.8 million or 26.6%, to $8.4 million for 2008 from $6.6 million in 2007. As a percentage of net sales, fulfillment expense decreased to 5.8% for 2008 from 6.7% for 2007. This decrease in fulfillment expense as a percentage of net sales was primarily attributable to better utilization of distribution capacity.

Sales and Marketing. Sales and marketing expense increased $2.3 million, or 21.2%, to $13.1 million in 2008 from $10.8 million in 2007. The aggregate dollar increase in sales and marketing expense is the result of third-party marketing services and online advertising that are variable and therefore increase as volume increases. As a percentage of sales, however, sales and marketing expense decreased to 9.2% for 2008 from 10.9% for 2007, due primarily to reducing less effective marketing programs.

General and Administrative. General and administrative expenses increased $3.8 million, or 33.8%, to $14.9 million in 2008 from $11.1 million in 2007. The gross increase in general and administrative expenses in 2008 is primarily attributable to an increase in credit card processing fees of approximately $1.0 million due to an increase in the number of transactions associated with the increase in net sales and an increase in depreciation and amortization of approximately $1.3 million primarily due to the North Carolina facility expansion and acquisition of property and equipment. As a percentage of sales, general and administrative expense decreased to 10.4% for 2008 from 11.2% for 2007, primarily due to better utilization of fixed costs.

Interest expense. Interest expense increased $635,000, or 123%, to $1.2 million for the year ended December 31, 2008, from $515,000 for the year ended December 31, 2007. Approximately $221,000 of the change in interest expense related to the change in the fair value of interest rate swaps the Company has entered into. Additionally, the Company obtained additional debt during the year ended December 31, 2008 to fund growth and capital acquisitions, with $18.2 million of debt as of December 31, 2008 compared to $12.3 million of debt as of December 31, 2007.

Income tax benefit (expense). Income tax expense increased by $1.7 million, or 365%, to $482,000 for the year ended December 31, 2008, from a benefit of $1.3 million for the year ended December 31, 2007. The Company had increased operating income of $1.4 million, to $1.7 million for the year ended December 31, 2008, from $300,000 for the year ended December 31, 2007. Additionally, the Company obtained a $1.8 million income tax benefit for the year ended December 31, 2007 as a result of reducing the valuation allowance for net operating loss carryforwards that were expected to be utilized to offset future taxable income.

Inventory. Inventory increased by $7.0 million, or 47%, to $21.7 million as of December 31, 2008, from $14.7 million as of December 31, 2007. The increase in inventory is a result of the need to maintain more inventory on hand to meet the growth in sales, the transition of sourcing proprietary products from third-party manufacturers to in-house manufacturing, and an increase in the product assortment, resulting in an increase in the number of SKUs maintained.

Property and Equipment. Net property and equipment increased by $2.7 million, or 16%, to $19.3 million as of December 31, 2008, from $16.6 million as of December 31, 2007. The increase is primarily related to the build-out of the manufacturing and distribution facility.

Debt. The line of credit balance increased by $4.9 million, or 110%, to $9.4 million as of December 31, 2008, from $4.5 million as of December 31, 2007. Additionally, a $2.0 million note payable to a related party was entered into during the year ended December 31, 2008. The increase in debt was partially related to the build-out of the manufacturing facility.

Comparison of Year Ended December 31, 2007 to Year Ended December 31, 2006

Net Sales. Net sales increased by $32.9 million, or 49.6%, to $99.3 million for fiscal year ended 2007 from $66.4 million for fiscal 2006.

A summary of net sales for the years ended December 31, 2006 and 2007 is as follows (in thousands):

	Year Ended December 31, (audited)
	2006	2007	$ Increase	% Increase
Third-party product (1)	$38,364	$57,170	$18,806	49.0%
NSI and other proprietary product	22,542	34,658	12,116	53.7
Billed freight	5,450	7,462	2,012	36.9

	$66,356	$99,290	$32,934	49.6

(1)	Third-party product includes advertising and fees earned from affiliate programs of approximately $132,000 and $840,000 for the years ended December 31, 2006 and 2007, respectively.

Net sales of our proprietary products increased by $12.1 million, or 53.7%, from $22.5 million in 2006 to $34.7 million in 2007, and sales of third-party products increased by $18.8 million, or 49.0%, from $38.4 million in 2006 to $57.2 million in 2007. The increase in net sales was primarily the result of the net increase in the customer base from approximately 390,000 active customers at December 31, 2006 to approximately 555,000 active customers at December 31, 2007. Additionally, the average order value, including freight billed to customers, increased from $75 in 2006 to $76 in 2007.

Cost of Goods Sold. Cost of goods sold increased by $23.3 million, or 49.5%, to $70.4 million for 2007 from $47.1 million in 2006. As a percentage of net sales, cost of goods sold remained flat at 70.9% for 2007 and 2006.

Gross Profit. As a result of the changes discussed in net sales and cost of goods sold, gross profit increased by $9.6 million, or 49.9%, to $28.9 million in 2007 from $19.3 million in 2006 and gross profit as a percentage of net sales remained flat at 29.1% for 2007 and 2006.

Fulfillment. Fulfillment expense increased $2.5 million, or 60.1%, to $6.6 million for 2007 from $4.1 million in 2006. As a percentage of net sales, fulfillment expense increased to 6.7% for 2007 from 6.2% for 2006. This increase in fulfillment expense as a percentage of net sales was primarily attributable to the opening and transition of the east coast distribution facility from Florida to North Carolina.

Sales and Marketing. Sales and marketing expense increased $3.9 million, or 55.1%, to $10.8 million in 2007 from $7.0 million in 2006. The aggregate dollar increase in sales and marketing expense was the result of third-party marketing services and online advertising that increase as volume increases. As a percentage of sales, sales and marketing expense increased to 10.9% for 2007 from 10.5% for 2006 due primarily to the transition and expansion of the call center from Florida to North Carolina.

General and Administrative. General and administrative expenses increased $3.1 million, or 38.9%, to $11.1 million in 2007 from $8.0 million in 2006. As a percentage of sales, general and administrative expense decreased to 11.2% for 2007 from 12.1% for 2006. The gross amount of increase in general and administrative expenses is primarily related to an increase in payroll and related expenses of approximately $832,000, an increase in credit card processing fees of approximately $573,000 due to an increase in the number of transactions associated with the increase in net sales and an increase in depreciation and amortization of $557,000 primarily as a result of the acquisition and build out of the North Carolina facility. The decrease in general and administrative expenses relative to sales in 2007 from 2006 is primarily attributable to better utilization of fixed costs.

Other Income. On January 31, 2007, we consummated the sale of land in Utah to an independent third party for $1,870,558. We purchased the land in January 2006 from an independent third party and, at the time of sale, the land had a net book value of $1,068,098. The resulting in gain of approximately $802,000 is included in other income on the accompanying consolidated statements of operations for the year ended December 31, 2007. The land was classified as land held for sale as of December 31, 2006.

Interest expense. Interest expense increased $500,000, or 2,778%, to $518,000 for the year ended December 31, 2007, from $18,000 for the year ended December 31, 2006. Approximately $242,000 of the change in interest expense related to the change in the fair value of interest rate swaps the Company entered into during the year ended December 31, 2007. Additionally, the Company obtained additional debt during the year ended December 31, 2007 to fund growth and capital acquisitions, with $12.3 million of debt as of December 31, 2007 compared to $700,000 of debt as of December 31, 2007.

Income tax benefit (expense). Income tax benefit increased by $1.3 million, or 11,401%, to $1.3 million for the year ended December 31, 2007, from a benefit of $11,000 for the year ended December 31, 2006. The Company had increased operating income of $164,000, to $319,000 for the year ended December 31, 2007, from $155,000 for the year ended December 31, 2006. The Company obtained a $1.8 million income tax benefit for the year ended December 31, 2007 as a result of reducing the valuation allowance for net operating loss carryforwards that were expected to be utilized to offset future taxable income. This was partially offset by $297,000 of income tax expense related to incentive stock options and a decrease in deferred tax assets.

Inventory. Inventory increased $5.8 million, or 66%, to $14.7 million as of December 31, 2007, from $8.9 million as of December 31, 2006. The increase in inventory is a result of the need to maintain more inventory on hand to meet the growth in sales, and the increase in the product assortment, resulting in an increase in the number of SKUs maintained.

Property and equipment. Net property and equipment increased by $14.4 million, or 654%, to $16.6 million as of December 31, 2007, from $2.2 million as of December 31, 2006. The Company purchased a building to be utilized as a manufacturing and distribution facility and began acquiring machinery and equipment for this facility, as well as equipment for another distribution facility.

Debt. The Company obtained a line of credit in 2007, and had outstanding borrowings of $4.5 million as of December 31, 2007. Additionally notes payable increased by $7.0 million, or 1,000%, to $7.7 million as of December 31, 2007 from $0.7 million as of December 31, 2006. Proceeds from these borrowings were primarily used to acquire the property and equipment described above.

Accounts payable. Accounts payable increased $4.7 million, or 50%, to $14.0 million as of December 31, 2007, from $9.4 million as of December 31, 2006. The increase was used to finance operating expenses and equipment acquisitions as described above.

Quarterly Statement of Operations

The following tables set forth unaudited quarterly consolidated statement of operations data for each of the past nine quarters ending June 30, 2009, as well as the percentage of our net sales that each line item represented. We have prepared the statement of operations for each of these quarters on the same basis as our audited financial statements that are included in this prospectus and, in the opinion of the management, each statement of operations includes all adjustments, consisting solely of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods and giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering. This information should be read in conjunction with our audited financial statements and related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

Consolidated Statement of Operations Data

	Quarters Ended
	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009
	(in thousands, except per share data)
	(unaudited)
Consolidated Statement of Operations Data:
Net sales	$23,312	$25,603	$27,566	$33,216	$35,476	$36,744	$38,166	$45,883	$47,279
Gross profit	6,971	7,194	7,968	9,139	8,983	9,319	10,245	15,002	15,095
Operating expenses:
Fulfillment	1,720	1,587	2,183	1,741	1,952	2,006	2,694	1,706	2,026
Sales and marketing	2,578	2,762	3,046	3,083	2,912	3,324	3,021	3,503	3,151
General and administrative	2,395	2,477	3,684	3,577	3,795	3,919	4,000	3,605	4,089

Total operating expenses	6,693	6,826	8,913	8,401	8,659	9,249	9,715	8,814	9,266

Operating income (loss)	278	368	(945)	738	324	70	530	6,188	5,829
Interest income (expense), net	(36)	(84)	(366)	(380)	115	(218)	(668)	(161)	(35)
Other income (expense), net	77	(120)	26	—	9	4	(26)	(78)	1
Income tax benefit (expense)	22	(2)	1,258	2	(94)	—	(389)	(2,299)	(2,256)

Net income (loss)	$341	$162	$(277)	$360	$354	$(144)	$(553)	$3,650	$3,539

Net income (loss) per share:
Basic	$0.01	$0.01	$(0.01)	$0.02	$0.02	$(0.01)	$(0.02)	$0.16	$0.15
Diluted	$0.01	$0.01	$(0.01)	$0.01	$0.01	$(0.01)	$(0.02)	$0.15	$0.15
Weighted average number of shares outstanding
Basic	23,153,789	23,188,380	23,188,380	23,188,380	23,188,380	23,188,380	23,188,380	23,188,380	22,880,780
Diluted	23,469,680	23,469,680	23,188,380	24,059,807	24,059,807	23,188,380	23,188,380	23,914,035	23,476,033

	June. 30, 2007	Sept. 30, 2007	Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008	March 31, 2009	June 30, 2009
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	29.9	28.1	28.9	27.5	25.3	25.4	26.8	32.7	31.9
Operating expenses:
Fulfillment	7.4	6.2	7.9	5.2	5.5	5.5	7.1	3.7	4.3
Sales and marketing	11.0	10.8	11.0	9.3	8.2	9.0	7.9	7.6	6.7
General and administrative	10.3	9.7	13.4	10.8	10.7	10.7	10.5	7.9	8.6

Total operating expenses	28.7	26.7	32.3	25.3	24.4	25.2	25.5	19.2	19.6

Operating income (loss)	1.2	1.4	(3.4)	2.2	0.9	0.2	1.4	13.5	12.3
Interest income (expense), net	(0.1)	(0.3)	(1.3)	(1.1)	0.4	(0.6)	(1.8)	(0.4)	(0.1)
Other income (expense), net	0.3	(0.5)	—	—	—	—	(0.1)	(0.2)	—
Income tax benefit (expense)	0.1	—	4.6	—	(0.3)	—	(1.0)	(5.0)	(4.8)

Net income (loss)	1.5%	0.6%	(0.1)%	1.1%	1.0%	(0.4)%	(1.5)%	8.0%	7.5%

Historical Cash Flows

Comparison of Six Months Ended June 30, 2009 to Six Months Ended June 30, 2008

Net Cash Provided by (Used in) Operating Activities. For the six months ended June 30, 2009, net cash provided by operations was $5.8 million compared to $0.6 million for the six months ended June 30, 2008, primarily as a result of net income of $7.1 million for the six months ended June 30, 2009 compared to $0.7 million for the six months ended June 30, 2008. Additionally, income taxes payable increased by $2.5 million for the six months ended June 30, 2009 compared to a decrease of $27,000 for the six months ended June 30, 2008, which was primarily offset by a decrease in accounts payable of $2.5 million for the six months ended June 30, 2009 compared to an increase of $1.1 million for the six months ended June 30, 2008.

Net Cash Provided by Investing Activities. For the six months ended June 30, 2009, net cash used in investing activities was $3.5 million compared to $2.9 million for the six months ended June 30, 2008. Our investing activities consist primarily of the acquisition of machinery and equipment. Major assets purchased during the six months ended June 30, 2009 and 2008 consisted of machinery and equipment for the manufacturing and distribution facilities in North Carolina and Nevada.

Net Cash Provided by (Used in) Financing Activities. For the six months ended June 30, 2009, net cash provided by (used in) financing activities was $(2.3) million compared to $2.3 million for the six months ended June 30, 2008. The financing activities for the six months ended June 30, 2009 and 2008 consisted primarily of repayments of a line of credit, as well as repayments for notes payable.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

Net Cash Provided by (Used in) Operating Activities. For the year ended December 31, 2008, net cash provided by (used in) operations was $(0.6) million compared to $2.1 million for the year ended December 31, 2007. The decrease in 2008 of $2.7 million was primarily attributable to a decrease in net income of $1.8 million and to increases in inventory and deferred revenue, which is partially offset by increases in depreciation and accounts payable.

Net Cash Used in Investing Activities. For the year ended December 31, 2008, net cash used in investing activities was $5.2 million compared to $13.7 million for the year ended December 31, 2007. Our investing activities consist primarily of the acquisition of property and equipment. Expenditures for property and equipment during 2008 and 2007 related to the acquisition of furniture, fixtures and equipment and technology system infrastructure, including software required to expand capacity and improve overall operating efficiency. During 2008 and 2007, the major assets purchased were machinery and equipment in North Carolina and Nevada. Additionally, in 2007, we purchased a building in Lexington, North Carolina to be used as a manufacturing and distribution facility.

Net Cash Provided by Financing Activities. Net cash provided by financing activities was $5.9 million and $11.6 million for the years ended December 31, 2008 and 2007, respectively. During 2008, we had net borrowings on a line of credit of $4.9 million. Additionally, we borrowed $2.6 million from related parties, of which $0.6 million was repaid during 2008. We also made payments in 2008 of $1.0 million on notes payable acquired in 2007.

In February 2007, we entered into a mortgage agreement with a commercial bank for $3.4 million with a variable interest of 1-month LIBOR plus 1.40%. The proceeds were used to purchase land and a building in Lexington, North Carolina to be used as a manufacturing and distribution facility, which serves as the collateral. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. At December 31, 2008, we were in compliance with these restrictive covenants. During 2007, we entered into an interest rate swap agreement under which we pay a fixed rate of 6.81% and receive a floating interest payment based on 1-month LIBOR plus 1.40%. The principal of the loan is being repaid in monthly installments, and the loan matures in February 2014.

In April 2007, we entered into a term loan agreement with a commercial bank. Under the loan agreement, we entered into a promissory note for $1.5 million, which was subsequently increased to $1.8 million in October 2007, bearing interest at 1-month LIBOR plus 1.75%. The proceeds were used to purchase machinery and equipment, which serve as collateral for the loan. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. At December 31, 2008, we were in compliance with these restrictive covenants. During 2007, we entered into an interest rate swap agreement under which we pay a fixed rate of 6.85% and receive a floating interest payment based on 1-month LIBOR plus 1.75%. The principal of the loan is being repaid in monthly installments, and the loan matures in October 2012. In November 2007, we entered into an additional promissory note under the term loan agreement in the amount of $2.5 million, which amount was subsequently increased to $2.6 million in December 2008, bearing interest at 1-month LIBOR plus 2.50%. The proceeds were used to purchase machinery and equipment, which serve as collateral for the loan. In February 2008, we entered into an interest rate swap agreement under which we pay a fixed rate of 6.03% and receive a floating interest payment based on 1-month LIBOR plus 2.5%. The principal of the loan is being repaid in monthly installments, and the loan matures in December 2012.

In August 2007, we entered into a loan and security agreement with a commercial bank for maximum borrowings up to the lesser of $8,000,000 or the borrowing base amount, which is based on a percentage of eligible inventories as outlined in the agreement. The initial term of the agreement will be through August 2010 with the option to renew year to year, unless terminated by either party. Borrowings bear interest at a rate equal to 1-month LIBOR plus 1.75%. Effective July 2008, this loan was amended and restated to revise certain covenants and the interest rate was increased to 1-month LIBOR plus 2.75%. The line of credit is collateralized by all of our personal property excluding equipment. We must maintain certain ratios and limit the amount of unfinanced capital expenditures as defined in the agreement. At December 31, 2008, we were in compliance with these restrictive covenants.

Liquidity and Capital Resources

Since our formation through 2006, we have primarily funded our operations through the sale of equity securities and cash generated from operations. During 2007, we funded operations and investments in manufacturing and distribution facilities, as well as the related equipment, primarily through entering into loan agreements, as referenced above, and cash generated from operations.

Comparison at June 30, 2009 to June 30, 2008

Liquidity. The significant components of our working capital are inventory and accounts receivable, primarily from credit cards processors, reduced by accounts payable, accrued expenses and our line of credit. The working capital characteristics of our business allow us to collect cash from sales to customers within a few business days of the related sale, while we typically have extended payment terms with our suppliers. At June 30, 2009, we had $51,047 in cash and cash equivalents and a working capital deficit of $1.2 million compared with $61,326 in cash and cash equivalents and working capital deficit of approximately $6.0 million at December 31, 2008. The $4.8 million increase in working capital was primarily the result of cash flow from operations.

Aggregate Notes Payable. The future aggregate maturities of borrowings are as follows:

Year Ending December 31,	Amount
2009 (six months remaining)	$536,251
2010	1,099,937
2011	1,064,107
2012	940,644
2013	116,265
Thereafter	2,699,139

$6,456,343

We believe that cash and cash equivalents currently on hand, cash flows from operations and the net proceeds of this offering will be sufficient to continue our operations for the next 12 months. Our future capital requirements will depend on many factors, including:

•	the rate of our revenue growth;

•	the timing and extent of expenditures to enhance our website, network infrastructure, and transaction processing systems;

•	the extent of our advertising and marketing programs;

•	the levels of the inventory we maintain; and

•	other factors relating to our business.

We may require additional financing in the future in order to execute our operating plan. We cannot predict whether future financing, if any, will be in the form of equity, debt, or a combination of both. We may not be able to obtain additional funds on a timely basis, on acceptable terms, or at all.

Comparison at December 31, 2008 to December 31, 2007

Liquidity. At December 31, 2008, we had $61,326 in cash and cash equivalents and a working capital deficit of $6.0 million compared with $675 in cash and cash equivalents and a working capital deficit of $6.5 million in working capital at December 31, 2007.

Aggregate Contractual Obligations. A summary of contractual cash obligations as of December 31, 2008 is as follows:

	Payments Due By Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Long-term debt and capital leases, excluding interest	$6,819,509	$1,041,375	$2,022,086	$1,056,909	$2,699,139
Operating leases	4,736,510	660,065	1,380,127	1,464,172	1,232,146

	$11,556,019	$1,701,440	$3,402,213	$2,521,081	$3,931,285

We have various noncancelable operating leases that expire in various years through August 2016 for the rental of office space. Rent expense totaled $1,101,560 and $655,027 for the years ended December 31, 2008 and 2007, respectively.

We believe that cash and cash equivalents currently on hand, cash flows from operations and the net proceeds of this offering will be sufficient to continue our operations for the next 12 months. Our future capital requirements will depend on many factors, including the rate of our revenue growth; the timing and extent of expenditures to enhance our website, network infrastructure and transaction processing systems; the extent of our advertising and marketing programs; the levels of the inventory we maintain; and other factors relating to our business. We may require additional financing in the future in order to execute our operating plan. We cannot predict whether future financing, if any, will be in the form of equity, debt, or a combination of both. We may not be able to obtain any necessary additional funds on a timely basis, on acceptable terms, or at all.

Effects of Inflation

Inflation generally affects us by increasing costs of raw materials, labor and equipment. We do not believe that inflation had any material effect on our results of operations in the periods presented in our financial statements.

Factors Influencing Future Operating Results

The following factors and events may influence our future operating results:

•

Continued Development of Manufacturing. Our manufacturing facility located in Lexington, North Carolina currently produces 71% of our proprietary SKUs. We believe our current manufacturing capacity for proprietary capsule and tablet SKUs is sufficient to handle production for the next 18 to 24 months. Currently, we only have manufacturing capabilities for solid dose capsule and tablet forms. It is our intention to expand our manufacturing capabilities to include the production of powders, liquids and softgels. While we will incur capital expenditures related to the production of powders, liquids and softgels, we believe producing these products in-house will result in significant margin improvements by eliminating third-party manufacturing costs and providing additional control over product quality and production schedules. We estimate that over the next 12-24 months we will use approximately $4.0 million of the proceeds from this offering for capital expenditures on the continued development of our manufacturing capabilities.

•

Third Distribution Facility. To the extent we continue to grow revenue it may be necessary and cost-effective to open a third distribution facility and/or expand the footprint of one or both of the current distribution facilities. We expect our distribution facilities will allow us to meet our product requirements for the next 12 to 18 months and thereafter, we will require additional space to expand our distribution capabilities. It is anticipated that the start-up and transition costs to open a third distribution facility would be offset by the benefits of lower shipping costs and improved order fulfillment turnaround. We estimate the capital expenditure for opening a third distribution facility to be approximately $6.0 million, which we expect will be funded through either traditional commercial loan financing, cash flow from operations, proceeds from this offering or a combination thereof.

•

Research and Product Development. Our growth strategy includes the expansion and enhancement of product offerings under our proprietary brands and the addition of select third-party manufactured products. This expansion in product offerings will be based upon published scientific research in the nutraceutical and dietary marketplaces and the demands of our customers. To successfully execute our growth strategy, we expect an increase in our product research and development costs.

•

Competitive Pricing. The market for nutritional supplements is highly competitive and price sensitive. Our value proposition to our customers includes a commitment to provide consistently low prices. To execute this element of our business strategy, we have in the past lowered the offered price for selected third-party branded products. Implementing this strategy again in the future could have a negative impact on our gross margins.

•

Operation as a Public Company. Our historical results of operations reflect our operation as a private company. Following this offering, we anticipate that our general and administrative expenses will increase as a result of becoming a public company. This anticipated increase will result from the cost of accounting and support services which we expect to incur after the completion of this offering, including costs related to compliance with the Sarbanes-Oxley Act of 2002 and the staffing of an internal audit function, filing annual and quarterly reports with the Securities and Exchange Commission, increased audit fees, investor relations, directors’ compensation, directors’ and officers’ insurance, legal fees, registrar and transfer agent fees and NASDAQ fees. Our financial statements following this offering will reflect the impact of these increased expenses, making it more difficult to compare our financial statements with periods prior to the completion of this offering.

•

Healthcare Reform Legislation. Although pending healthcare reform legislation as currently proposed may increase our fixed annual employee costs (see “Risk Factors — Complying with proposed healthcare reform legislation could increase our costs and have a material adverse effect on our business, financial condition or results of operations”), we believe that one of the main premises upon which any healthcare reform legislation will be based is preventative care and wellness initiatives. We believe that this premise will likely lead to more infrastructure being built in community health education and health maintenance including scientific research, preventative care doctor visits and healthcare consultations. It is possible these types of initiatives will adversely effect our results of operations as healthcare options become more available to individuals thus limiting reliance and spending on vitamins and dietary supplements. However, we believe this type of activity is more likely to result in greater awareness and education in the area of dietary supplementation and vitamin benefits, leading to increased spending on a national level. A patient who could not afford to be educated in the past concerning the benefits of supplementing his diet with vitamins and dietary supplements may have more opportunities in the form of individual consultations with health professionals, which may increase awareness of proper nutrition and disease prevention health alternatives in the form of vitamins and dietary supplements. We believe this may have a positive impact on our sales of vitamins and dietary supplements.

Quantitative and Qualitative Disclosure about Market Risk

Market risk represents the risk of changes in the value of market risk sensitive instruments caused by fluctuations in interest rates, foreign exchange rates and commodity prices. Changes in these factors could cause fluctuations in the results of our operations and cash flows. However, we do not believe that a change in market interest rates would have a material effect on our results of operations or financial condition. Although we derive a portion of our sales outside of the U.S., all of our sales are denominated in U.S. dollars. We have limited exposure to financial market risks, including changes in interest rates and foreign currency exchange rates.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Stock-based Compensation Expense in Connection with IPO Executive Stock Option Grants

On June 30, 2009, we amended the employment agreements of certain of our named executive officers, including our Chief Executive Officer and Chief Financial and Accounting Officer. See “Executive Compensation — Employment Agreements.” Pursuant to the amendments, upon completion of this offering, all stock options currently owned by these officers will become fully vested and nonforfeitable. Additionally, we will issue additional fully vested, nonforfeitable options to these officers. In connection with the full vesting of the existing stock options and issuance of the new stock options, we expect to record an aggregate non-cash expense of approximately $8 to $9 million in the third quarter of 2009, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth on the cover page of this prospectus. An increase (decrease) in the initial public offering price per share will have the effect of increasing (decreasing) this non-cash expense expected to be recorded in the third quarter of 2009. We could be required to recognize additional compensation or similar expenses in the future, and these expenses could lower our profits. For further discussion of the factors that affect our revenues, see “Factors Influencing Future Operating Results.”

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles of the U.S. (GAAP).

The preparation of these financial statements requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our consolidated financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, stock based compensation, inventories, income taxes, goodwill and intangible assets. In applying such policies, we exercise our best judgment and best estimates. For a further discussion of these Critical Accounting Policies and Estimates, as well as a description of our other significant accounting policies, see “Notes to Financial Statements–Note 1.”

Inventory. Inventory, consisting primarily of nutritional supplements, is stated at the lower of cost or market on a first in, first out (FIFO) method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable. Future factors, such as changes in consumer demand and reports in the media deemed negative to certain products we market and sell, could impact management’s inventory reserve estimates.

Income taxes. Income taxes are computed under an asset and liability approach whereby deferred tax assets and liabilities are recognized based on the difference between the financial statement and the tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance reduces deferred tax assets when it is deemed likely that a portion or all of the deferred tax assets will not be realized.

As of December 31, 2008, we had unused federal and state net operating loss carryforwards of approximately $2.5 million available for use on its future corporate income tax returns, which may serve as a source of future liquidity. As of December 31, 2006, we determined that a valuation allowance of $1.8 million was necessary as it was more likely than not that the related deferred tax assets would not be utilized. Due to our transition to profitability from the historic losses for the years prior to 2006, we determined that the valuation allowance was no longer necessary as of December 31, 2007. The net operating loss carryforwards expire beginning in December 2023. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of our net operating loss and credit carry forwards may be limited if cumulative changes in ownership of more than 50% occur during any three year period.

Stock-based compensation. We provide stock incentive plans which have reserved an aggregate of 7 million shares of common stock of Vitacost to grant nonqualified and incentive stock options to employees, officers, directors and certain non-employees. Under the terms of the plan, options to purchase stock are granted at an exercise price that is determined by the compensation committee of our board of directors. Nonqualified options generally become exercisable on the date of the grant and expire in ten years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years. As of December 31, 2008, options granted primarily to our advisors were exercisable at prices that range from $0.16 to $7.50 per share. Options granted to employees were exercisable at prices that range from $0.31 to $7.50 per share.

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), Share-Based Payment (SFAS 123R). This Statement requires the measurement and recognition of compensation expense at fair value of stock awards. Compensation expense for awards and related tax effects is recognized as the stock awards vest. Through December 31, 2005, we used the intrinsic value method to account for stock-based awards to employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Under APB 25 there was no compensation cost recognized in the consolidated statements of income related to the stock option awards. We also followed disclosure requirements of SFAS No. 123 (SFAS 123), accounting for Stock-Based Compensation, and disclosed pro forma information as if we applied the fair value recognition provisions of SFAS 123.

We have adopted SFAS 123R using the prospective transition method. Under this method, only new awards (or awards modified, repurchased or cancelled after the effective date) are accounted for under the provisions of SFAS 123R. Accordingly, amounts for periods prior to January 1, 2006 presented herein have not been restated to reflect the adoption of SFAS 123R. The fair value of each option granted in 2005 was estimated using the minimum value method. This method incorporates the effects of the time value of money while excluding the effects of volatility.

Compensation cost related to stock options recognized in the consolidated statements of operations in 2008 and 2007 include compensation cost for stock option awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. Compensation cost related to stock options recognized in operating results under SFAS 123R in 2008 and 2007 were $794,881 and $786,937, respectively on a pre-tax basis and the associated future income tax benefit recognized was $17,000 and $58,000, respectively.

The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The closed-form valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. As a result of its limited trading history, we use expected volatilities based on the historical volatility of a sample of companies in a similar industry that reflects our size. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. We estimated forfeitures based on historical pre-vesting forfeitures and shall revise those estimates in subsequent periods if actual forfeitures differ from those estimates. For purposes of calculating pro forma information for periods prior to fiscal 2006, we accounted for forfeitures as they occurred. We do not expect to pay dividends. Changes in management’s estimates of some or all of these factors may impact management’s estimates for stock-based compensation as computed under SFAS 123R.

The fair value of each option granted was estimated using the following assumptions:

	2008	2007	2006
Expected life — employees	4.5 – 7.5 years	5.5 – 8 years	7 years
Expected life — non-employees	5 years	5.5 – 7.5 years	10 years
Volatility percentage	65% – 79%	65% – 87%	89% – 90%
Interest rate	1.55% – 3.99%	5.03%	4.66% – 4.67%
Dividends	None	None	None
Forfeiture rate — non-employees	1.00%	1.00%	1.00%
Forfeiture rate — employees	4.00%	4.00%	4.00%

Recent Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161), which amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 161 requires additional disclosures to better convey the purpose of derivative use in terms of risks that the entity is intending to manage. The additional disclosures include the fair values of derivative instruments and their gains and losses with the intent to provide a more complete picture of the location in the financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period; credit-risk–related contingent features to provide information on the potential effect on an entity’s liquidity; and cross-referencing within the footnotes to help financial statement users locate important information about derivative instruments. We adopted the disclosure provisions of SFAS 161 as of January 1, 2009.

In April of 2009, the Financial Accounting Standards Board issued FSP No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments: which is effective for interim reporting periods ending after June 15, 2009. This FSP amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. As this pronouncement is only disclosure-related, it will not have an impact on our financial position and results of operations. However, this pronouncement will require increased disclosures concerning our financial instruments.

SFAS No. 165 “Subsequent Events,” is effective for interim reporting periods ending after June 15, 2009. As this pronouncement is disclosure-related, it did not have an impact on our financial positions and results of operations. We evaluated subsequent events through August 24, 2009.

BUSINESS

Vitacost.com, Inc.

We are a leading online retailer and direct marketer, based on annual sales volume, of health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites (which we refer to as “vitamins and dietary supplements”), as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We sell these products directly to consumers through our website, www.vitacost.com, as well as through our catalogs. We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

We offer our customers a selection of over 23,000 SKUs from over 1,000 third-party brands, such as New Chapter, Atkins, Nature’s Way, Twinlab, Burt’s Bees and Kashi, and our own proprietary brands, Nutraceutical Sciences Institute (NSI), Cosmeceutical Sciences Institute (CSI), Best of All, Smart Basics and Walker Diet. We support our operations through our call centers, our manufacturing and testing facility and our two distribution centers, delivering what we believe are industry-leading order fulfillment and customer satisfaction results. Our website and catalogs allow customers to easily browse and purchase products at prices, on average, 30% to 60% lower than suggested retail prices. Our website and catalogs also serve as an educational resource for consumers seeking information on healthy living, including medical developments and practices, health issues and the attributes of health and wellness supplements.

We believe that our direct-to-consumer business model combined with our in-house manufacturing capabilities provide us competitive advantages over traditional, store-based and other direct-to-consumer retailers. For example, we do not incur most of the operating and investment costs of traditional, store-based retailers and we are able to serve a global market through centralized operations allowing us to capitalize on our investments in content, marketing and technology, while providing a unified and consistent message to our customers. Furthermore, with our direct-to-consumer business model, we are able to support our sales through reduced personnel, while offering a greater breadth of inventory to our customers at lower retail prices than traditional retail competitors. Additionally, our manufacturing capabilities allow us to generate higher gross margins on our proprietary products due to our ability to obtain quantity discounts from our suppliers of raw materials and the fact that our proprietary products are sold directly to consumers bypassing the traditional supply chain and associated product mark-ups at each stage.

As of June 30, 2009, we had approximately 957,000 active customers, representing an increase in active customers of 37% since June 30, 2008. We define an “active customer” as a customer who has made a purchase from us within the past 12 months. On average, our customers make purchases from us two to three times a year, and over the last twelve quarters, our average order value has ranged between $72 and $77. Approximately half of the visitors to our website arrive through non-paid sources, and our average conversion-to-purchase rate for unique visitors to our site in 2008 was approximately 15%. For our fiscal year ended December 31, 2008, we recorded net sales of $143.6 million and net income of $17,407, as compared to net sales of $99.3 million and net income of $1.8 million for our fiscal year ended December 31, 2007. Our net sales for our fiscal year ended December 31, 2008 represent a compounded annual growth rate of 48.4% over the past five years. For the six months ended June 30, 2009, we recorded net sales of $93.2 million and net income of $7.2 million, as compared to net sales of $68.7 million and net income $715,000 for the six months ended June 30, 2008.

We began operations in 1994 as a catalog retailer of third-party vitamins and supplements under the name Nature’s Wealth Company. In 1999, we launched Vitacost.com and introduced our proprietary vitamins and supplements under our NSI brand. We began operations under the name Vitacost.com, Inc. in 2000. In 2006, we were inducted into Inc. magazine’s “Inc. 500 Lifetime Hall of Fame,” as one of the U.S.’s 500 fastest growing privately-held businesses for five consecutive years (2001–2005). In April 2008, we completed construction of our manufacturing facility located in Lexington, North Carolina and began manufacturing most of our proprietary products. Since our inception, we have shipped over ten million orders to our customers.

Industry Overview

The expansion of the Internet has benefited retailers by improving methods of communication, delivery of content and ease of commerce. At the same time, consumers are leveraging online resources to make informed healthcare, dietary and nutritional choices and related purchasing.

Online Commerce. The Internet’s rapid expansion continues to increase its influence over communication, content and commerce. According to Forrester, U.S. online retail sales were approximately $141 billion in 2008 and are expected to increase by 11% to $156 billion in 2009. Forrester further projects such online retail sales to grow to $229 billion by 2013. We believe several factors will contribute to this increase including convenience, expanded range of available products and services, improved security and electronic payment technology, increased access to broadband Internet connections and widespread consumer confidence and acceptance of the Internet as a means of commerce. Forrester further expects that a portion of the expected growth in online sales will come at the expense of traditional store-based retail stores as consumers turn to the Internet for purchases because it offers them the ability to easily conduct product searches and price comparisons to maximize savings.

The Internet provides a number of distinct advantages to online retailers over traditional store-based retailers. These advantages include:

•	lower costs of managing and maintaining a website as compared to physical storefronts;

•	the ability to efficiently reach and serve a large and geographically dispersed group of customers from a central point of contact;

•	the ability to swiftly adapt to changing consumer preferences by making real-time adjustments to content, product offerings and pricing; and

•	the ability to more easily compile demographic and behavioral data about customers, thereby maximizing opportunities for direct marketing and personalized services.

Furthermore, online retailers may enjoy greater resilience than traditional retailers during an economic downturn as more consumers tend to gravitate online to search for better value and selection.

Vitamin & Dietary Supplement Market. According to a survey conducted by Ipsos-Public Affairs for the Council for Responsible Nutrition (CRN), 64% of U.S. adults used dietary supplements in 2008. According to the Nutrition Business Journal’s (NBJ) 2009 U.S. Nutrition Industry Overview, U.S. sales of dietary supplements (including vitamins, herbs, meal supplements and sports nutrition and specialty supplements) grew 6.3% totaling $25.2 billion in 2008, and sales are projected to grow at an annual rate of approximately 5% per year for the next five years. The supplement category was the only one tracked by NBJ which showed higher growth in 2008 than in 2007, reflecting customers’ purchases of these natural products to protect their health and ward off more expensive medical visits and prescription drugs. The vitamin and dietary supplement industry is highly fragmented with products sold through multiple channels including retailers such as mass merchants, grocery stores, drug stores and specialty retailers, as well as through direct mail, catalogs, multi-level marketers and the Internet. Sales of dietary supplements through the Internet grew 24.8% in 2007 and, according to the NBJ 2008 Supplement Business Report, NBJ predicts that this growth will continue over the next several years at double-digit levels driven primarily by the increased availability of healthcare and nutrition information online. According to a survey published by Opinion Research Corporation, in 2008, 59% of adults used online resources to obtain health and wellness information.

We expect several trends will drive the continued increase in demand for dietary supplements and health and wellness products. These trends include:

•

Increased Focus on Healthy Living: According to a 2008 study conducted by the Natural Marketing Institute (NMI), 78% of U.S. consumers take an interest in health or wellness. Moreover, according to the CRN Health Care Professionals impact study, 79% of U.S. physicians and 82% of U.S. nurses recommend dietary supplements to their patients. We believe more consumers will research nutritional studies indicating dietary supplements are beneficial for their health and wellness.

•

Shift from Care to Prevention and Increased Acceptance of Dietary Supplements: According to the Centers for Medicare and Medicaid, total U.S. healthcare expenditures rose 6.1% to $2.2 trillion in 2007 compared to 2006, representing 16.2% of U.S. Gross Domestic Product. As healthcare costs continue to rise, both the U.S. government and healthcare payers are increasingly shifting their focus to preventative care. With increased focus on preventive care, we believe consumers will increase their acceptance and use of vitamins, supplements and other health and wellness products as they explore new ways to improve their health and reduce their healthcare costs.

•

Aging U.S. Population: According to the U.S. Census Bureau, the median age of the U.S. population has increased from 30.0 in 1980 to 36.6 in 2007 and is projected to increase to 39.0 in 2050. The number of Americans 65 years of age or older is expected to increase 83%, from 35 million in 2000 to 64 million in 2025. We believe that the aging of the U.S. population will also drive the overall growth of the industry as older consumers have higher levels of disposable income to purchase dietary supplements and are more likely to use dietary supplements as they age.

Our Value Proposition To Our Customers

We strive to offer our customers the broadest product selection supported by current scientific and medical research at the best value, while providing superior customer service and timely and accurate delivery.

Broad Third-Party and Proprietary Product Selection. We offer over 23,000 SKUs representing over 1,000 brands, including nationally-recognized third-party brands and our proprietary brands. Our product selection is designed to appeal to a variety of demographic groups, including those seeking health maintenance and general well-being, baby boomers, the elderly and those with specific health concerns or goals. Our proprietary products are developed by our scientific advisory board, which is comprised of physicians from multiple medical disciplines including neurology, gastroenterology and internal medicine. As medical and scientific knowledge advances and consumer preferences evolve, our advisory board works with our management team to develop new proprietary and source relevant third-party products and reformulate existing products to anticipate and fulfill expected consumer demand.

Consistently Superior Value. We offer vitamins, dietary supplements and health and wellness products at savings to our customers with discounts ranging typically from 30% to 60% off suggested retail prices. We provide even greater savings to our customers through proprietary products that we manufacture. We impose no minimum order or membership requirements, and we charge a flat shipping fee of $4.99 on all orders shipped in the U.S. regardless of order size.

User-Friendly Shopping Experience. Our website is designed to attract natural search traffic and to provide a convenient, educational, secure and efficient shopping experience. Products are cross-indexed to allow consumers to easily locate and compare products when searching by brand, ingredient or health concern. Our website and catalogs include educational content such as articles and news relating to medical and scientific data, health topics and the attributes of health and wellness supplements, which help our customers make informed purchases. Our website uses secure encryption technology designed to protect our customers’ personal and credit card information and to prevent its unauthorized use. Our customer service representatives are available 24 hours per day, 7 days per week to take orders and answer product and technical questions through our toll-free telephone number. Customers are also able to reach our customer service representatives via email or the live chat feature on our website. We seek to respond within 24 hours to all email requests received between Monday and Friday. We also facilitate repeat customer orders through our AutoShip! feature, which provides additional discounts on our proprietary products to customers who elect to receive automated, recurring shipments. In 2008, approximately 70% of our orders were placed by repeat customers.

Accurate, Timely and Efficient Order Fulfillment. We operate two highly automated distribution centers, which use wireless, paperless systems to achieve efficient, quality order fulfillment and distribution. Orders are received and picked on high-speed automated lines using pick-to-light and carousel technologies. We currently pack and ship 400 to 500 orders per distribution center per hour and are capable of shipping over 20,000 orders per day. We maintain an average order accuracy rate of 99% and we ship approximately 93% of complete orders received before 2:00 p.m. Eastern time on Monday through Friday (excluding holidays) within 24 hours. Our fill rate, for all complete, in-stock orders, which is the rate at which orders are shipped in full in a single shipment rather than multiple shipments over a period of days, exceeded 98% in 2008.

Growth Strategy

We have designed a growth strategy that we believe will increase net sales while maintaining or increasing our gross margins. For the year ended December 31, 2008, we recorded net sales of $143.6 million and an overall gross margin of approximately 27%. For the same period, our gross margin was approximately 53% on sales of our proprietary products and approximately 24% on sales of our third-party products. During the first six months of 2009, our overall gross margin increased to approximately 32%. Key elements of our growth strategy include:

Expand Our Product Offerings. We believe offering a broad range of products drives traffic to our website and increases orders and revenue. We continue to expand our offering of both third-party and proprietary products. We currently offer over 23,000 SKUs, up from approximately 4,120 SKUs as of December 31, 2004. Additionally, we currently offer approximately 830 proprietary SKUs up from 163 proprietary SKUs as of December 31, 2004. We have made this expansion quickly and efficiently, in part, because we are able to offer products that are not in our physical inventory, but that our third-party suppliers maintain in stock and can ship to us in a timely manner. We refer to this as our virtual inventory. This virtual inventory allows us to increase SKU selection without requiring a corresponding increase in our warehouse facilities.

Expand Our Customer Base. We continue to expand our customer base by attracting new visitors to our website and converting these visitors into customers. We plan to identify and cost-effectively acquire new customers by expanding our online advertising efforts. We aim to increase the rate of conversion of visitors to our website into purchasing customers by providing detailed product descriptions and product efficacy information, focusing on website design and providing excellent customer service. Our average conversion-to-purchase rate for unique visitors to our site in 2008 was approximately 15%.

Maximize Customer Loyalty and Retention. Our revenue growth depends, in part, on repeat orders from existing customers. In 2008, approximately 70% of our orders were placed by repeat customers. We have a highly loyal customer base because we believe our customers view us as a valuable source of health and wellness products and healthy living selections. Our customers, on average, order from us two to three times per year. Our customer surveys reveal that over 95% of respondents are likely to reorder, citing as key factors our product selection and quality, competitive prices and speed and accuracy of shipment. In order to facilitate repeat customers, we encourage our regular customers to sign up for our AutoShip! program, which provides automatic shipping and billing of recurring orders at a 5% discount for our proprietary products. Additionally, we focus on expanding our base of repeat customers by improving our customers’ shopping experience through our customer service initiatives. We continue to refine the customer service we provide at every step of the purchase process from the content we deliver on our website to our customer support and fulfillment operations.

Expand and Optimize Our Distribution Platform. Our strong distribution platform allows us to cost-effectively serve our customers while driving additional revenue and margins. During the second quarter of 2009, we shipped on average 47,600 orders per week, compared to 37,700 orders per week for the same period in 2008. We believe our distribution facilities have the capacity to ship approximately 100,000 orders per week using three eight-hour shifts, five days per week. We expect our current facilities will allow us to meet our product distribution requirements for the next 12 to 18 months and, thereafter, we will require additional space to expand our distribution capabilities and intend to use a portion of the proceeds of this offering for such expansion. The facilities provide redundancy in the event of work interruptions due to power outages, natural disasters or other events. From time to time we improve our distribution capabilities, taking advantage of new technologies and systems. For example, we are currently evaluating a product picking solution that automates the process of picking certain SKUs from our warehouse for shipping through the use of RFID product tracking and automated product dispensers.

Continue to Develop Our Manufacturing Capability. In April 2008, we began manufacturing our proprietary products in our state-of-the-art manufacturing facility in North Carolina. We currently manufacture over 540 SKUs, or 71% of our proprietary products in this facility and plan to aggressively grow that number as we earn greater margins on products we manufacture. Additionally, manufacturing our own products allows us to better control product quality, react to trends in the industry and bring new products to market significantly faster than our current development cycle with third-party manufacturers. Currently, we only have the capability to manufacture products in the form of capsules and tablets. We plan to use the proceeds of this offering to further enhance our manufacturing capabilities by purchasing equipment that allows us to manufacture powders, liquids and softgel products, as well as to expand our packaging options to include individual dose blister packaging.

Expand Internationally. We currently ship products to Canada, Hong Kong, Japan, Taiwan and the United Kingdom, despite limited marketing efforts outside the United States. International sales accounted for approximately 2% of our sales in 2008. We believe that opportunities exist to market our products more aggressively in English-speaking countries outside the United States. We also intend to translate our website into multiple languages which will allow us to better market our products in non-English speaking countries in Asia, Europe and Latin America.

Products

We provide online and catalog shoppers with one of the broadest selections of high-quality health and wellness products, including dietary supplements such as vitamins, minerals, herbs or other botanicals, amino acids and metabolites, as well as cosmetics, organic body and personal care products, sports nutrition and health foods. We offer products in a wide range of potency levels and dosage forms such as tablets, capsules, vegi-capsules, softgels, gelcaps, liquids and powders. Our focus on providing a broad selection enables our customers to purchase products from preferred, trusted brands through a single, comprehensive source.

We offer both popular third-party brands, such as New Chapter, Atkins, Nature’s Way, Twinlab, Burt’s Bees and Kashi, as well as our proprietary brands. We offer products that encompass four main categories: Vitamins, Minerals, Herbs and Supplements; Bodybuilding and Sport Products; Natural Care Products; and Natural and Organic Food Products.

Vitamins, Minerals, Herbs and Supplements (VMHS). VMHS products are generally taken to maintain or improve health and address specific health conditions. The FDA classifies these products under the term “dietary supplements.” In this category, we offer our NSI products as well as third-party brands such as Nature’s Way, Twinlab, Jarrow, Carson and Rainbow Light.

•

Vitamin and mineral products include multi-vitamins, lettered vitamins, such as Vitamin A, C, D, E, and B-complex, along with minerals such as calcium, magnesium, chromium and zinc. These products help prevent deficiencies that can occur when diet alone does not provide all of the necessary vitamins and minerals.

•

Herbal products include whole herbs, standardized extracts, herb combination formulas and teas. Herbs offer a natural solution to address specific health concerns. Certain herbs can be taken to help support specific body systems, such as ginkgo to support brain activity and milk thistle to help maintain proper liver function, as well as other less common herbs such as holy basil for stress relief, turmeric for inflammation support and black cohosh for menopause support.

•

Supplements include essential fatty acids, probiotics, anti-oxidants, phytonutrients and condition-specific formulas. Certain supplements, such as greens, fiber and soy proteins, are taken for added support during various life stages and are intended to supplement vital nutrients absent in an individual’s diet. For example, conjugated linoleic acid (CLA) is a naturally-occurring fatty acid that, when used as part of a regular diet and exercise program, supports healthy weight management. Flax seed oils and folic acid are specifically useful during pregnancy. Super anti-oxidants, such as Resveratrol, are taken to fight free radicals. High ORAC (oxygen radical absorptive capacity) fruit concentrates like pomegranate and blueberry are taken to supplement levels of natural nutrients not available in modern diets.

Bodybuilding and Sport Products. Sports nutrition products are used in conjunction with cardiovascular conditioning, weight training and sports activities. Major categories in sports nutrition include protein and weight gain powders, meal replacements, nutrition bars, sport drinks and pre and post-workout supplements to either increase energy or enhance recovery after exercise. We offer bodybuilding and sports products from third parties such as Optimum Nutrition, CytoSport and BSN as well as our NSI-branded sports nutrition products.

Natural Care Products. Natural care products consist of a variety of natural products for skin, body, hair and oral health. We offer hundreds of natural personal-care products from category leaders such as Jason, Burt’s Bees and Kiss My Face, as well as our CSI-branded products. These products appeal to allergen- and environmentally-conscious consumers seeking products that are made without harsh chemicals and additives.

Natural and Organic Food Products. Natural and organic food products consist of diet and weight management products, as well as organic and specialty products such as organic peanut butter, gluten-free foods and low mercury tuna and salmon. We offer third-party brands such as Atkins, Kashi, Eden Foods and Amy’s Organic, as well as our Best of All natural food products and Walker Diet weight management products.

In 2008, our proprietary brands accounted for approximately 34% of our net sales. Our proprietary brands include:

•

Nutraceutical Sciences Institute. Our NSI brand is our largest proprietary brand. Through NSI, we offer our proprietary line of Synergy multivitamins, which is available in over 30 formulations intended to address a variety of health concerns such as OcuPower for vision health, CardioLift for cardiovascular health and GlucoPower for healthy blood sugar. We also offer NSI-branded dietary supplements including minerals, herbs, amino acids, anti-oxidants and others. We currently offer over 700 SKUs under our NSI brand and manufacture most of these products in-house.

•

Cosmeceutical Sciences Institute. Under our CSI brand, we market and sell health and beauty products such as facial cleanser, facial and body moisturizing creams and lotions, and other beauty and skincare products. We currently offer 25 SKUs under our CSI brand, all of which are manufactured by third-party manufacturers.

•

Best of All. Under our Best of All brand, we market and sell organic food products such as banana chips, flaxseed oil, rice crackers, trail mix, almonds, cashews and more. We currently offer 39 SKUs under our Best of All brand and manufacture most of these products in-house.

•

Smart Basics. Under our Smart Basics brand, we market and sell organic fruit juices and extracts and related dietary supplements. We currently offer 21 SKUs under our Smart Basics brand and manufacture most of these products in-house.

•

Walker Diet. Under our Walker Diet brand, we market and sell low carb milkshake powders and supplements used to assist in weight loss and management. We currently offer 11 SKUs under our Walker Diet brand, all of which are manufactured by third-party manufacturers.

Merchandising & New Product Development

We believe we carry most major domestic brands of vitamins, dietary supplements and minerals, as well as many smaller specialty brands. We sell most of our suppliers’ most popular product lines. We also offer our proprietary brands based on our own formulations. Our merchandising and product development teams carefully monitor new scientific and medical data and health concerns in an effort to offer new products. We currently stock over 15,000 SKUs at each distribution center and offer over 8,000 SKUs in our virtual inventory. Currently, no single SKU represents more than 2% of our net sales. We believe that our inventory approach maximizes productivity resulting in inventory turns of five times per year, on average.

Our proprietary products are developed with the assistance of our scientific advisory board, which is comprised of eight physicians representing multiple medical disciplines, including neurology, rheumatology, immunology, orthopedics, gastroenterology and internal medicine. In developing new proprietary products, our advisory board, together with members of our management team and our Chief Operations Architect:

•	analyze current published medical and scientific research to identify health concerns or issues needing to be addressed by a potential new product;

•	analyze market research and reporting to determine potential consumer demand for a new proprietary product;

•	review our sales data and customer feedback of third-party SKUs to determine whether we should develop a comparable proprietary product; and

•	perform a cost-benefit analysis for the manufacture and sale of the new proprietary product.

Assuming our advisory board and management team determine to bring to market a new proprietary product, we then leverage the expertise we have acquired through developing over 1,000 proprietary SKUs over past five years, to efficiently formulate, test, package and distribute the new product in blends and at dosage levels we believe are appropriate to attain the best possible efficacy. After we introduce a new product, we seek to continually refine its formula based on a review of current medical and scientific research and customer feedback. Our development cycles have historically averaged one to four weeks, assuming the availability of necessary raw materials. In 2008, we added 9,350 third-party products and 136 proprietary products to our selection. We currently have 11 issued patents, three patents pending, 58 issued trademark registrations and 17 pending trademark applications with the U.S. Patent and Trademark Office protecting our proprietary products and processes.

Marketing

Our marketing strategy is designed to increase awareness of our proprietary brands and drive highly targeted traffic to our website. From December 31, 2005 through December 31, 2008, our customer base grew from approximately 270,000 to approximately 820,000. As of June 30, 2009, we had approximately 957,000 active customers of which approximately 49% were recurring customers during the second quarter of 2009. We use a multi-channel approach which includes search engine marketing, email campaigns, catalogs and direct mail and affiliate programs to acquire and retain our customer base. Our efficient management of these campaigns resulted in a per-customer acquisition cost of $10.16 in the first and second quarters of 2009. Our average conversion-to-purchase rate for unique visitors to our site in the second quarter of 2009 was approximately 15%.

Search Engine Marketing. Our search marketing initiatives include managing over 25,000 relevant keywords and phrases on search engines, shopping engines and other online media. We monitor the performance of our online advertising daily and adjust our initiatives to cost-effectively acquire new customers. The strength of our online content provides us a strong natural search ranking which drives traffic to our site cost-effectively. During the second quarter of 2009, approximately 33% of our site visitors arrived through direct navigation.

Email Campaigns. Our weekly email marketing campaigns distribute health, wellness, product information and promotional discounts to customers. These campaigns are designed to promote repeat purchases, customer referrals and customer retention. Our email marketing campaigns generated approximately 20% of online orders from returning customers in the second quarter of 2009.

Catalogs, Direct Mail and Promotional Inserts. Opt-in catalog and direct mail marketing campaigns are key areas of focus in our multi-channel strategy. Our catalogs complement our online marketing initiatives and provide a valuable product reference for online shoppers. We currently circulate a quarterly catalog to all active customers. We also distribute catalogs based on customers’ prior spending patterns which highlight targeted segments of our supplement and nutraceutical offerings. We believe catalog, direct mail and promotional insert mailings are effective channels to reach customers who do not regularly shop on the Internet. We also include promotional inserts with all product shipments to generate awareness of new products, categories and special offers for repeat purchases.

Affiliate Programs. We attract customers and generate revenue from online affiliates. Participants in our program are selected based on relevancy, content and reach. Affiliates receive commissions by referring visitors to our website who then complete a purchase. Affiliate websites typically generate referrals through keywords, text links or banners posted on their website. Loyalty websites are some of our biggest affiliates and include well-known and highly trafficked sites such as Upromise, My Points and Ebates.

Manufacturing

Proprietary Manufacturing. We conduct our manufacturing operations through our wholly-owned subsidiary, Nutraceutical Life Sciences, Inc. We have designed and implemented full-featured solid dose (capsule and tablet) manufacturing and packaging operations at our North Carolina facility, which provide efficient high speed production and aggregate capacities in excess of our present demand requirements. Under our present configuration, we produce nearly 71% of our proprietary products in-house at a lower cost and with improved quality control as compared to products manufactured by our third-party vendors. In order to ensure flexible and reliable production, our capsule manufacturing process includes three distinct encapsulation technologies as well as state-of-the-art tableting and coating operations.

Our in-house manufacturing capabilities have enabled us to achieve greater efficiencies and cost savings, as well as strict control over the entire manufacturing cycle including raw material procurement, finished goods production and logistics optimization. Additionally, we have implemented lean manufacturing practices, statistical process control and just-in-time procedures throughout our facility. In the second quarter of 2009, we produced over 116 million tablets and capsules and packaged over 830,000 bottles. Our current capacity allows us to produce over one billion tablets and capsules annually. In addition to providing us with greater volume and flexibility, our in-house manufacturing provides us with the opportunity to improve product quality and market response time, reduces the risk of out-of-stock situations, limits finished goods obsolescence and improves overall operating margins.

Our manufacturing facility currently runs 16 hours a day in two eight-hour shifts, operating six days per week, and has the capacity to operate 24 hours a day in three eight-hour shifts operating seven days per week. Our manufacturing lines include ten hard-shell encapsulation machines with a combined output of up to 1.3 million capsules per shift. Tableting operations include two automatic tablet compression machines with a computerized high volume coating system. We ensure precise adherence to our formulations through computer-controlled bin blending systems, and remove under-filled capsules during production through an integrated capsule reject system. Additionally, all manufactured products are subject to inspection through one of two high speed inspection lines.

We package finished products on a packaging line which starts with an automatic bottle unscrambler and ionized air rinse prior to filling. We use a counting system with a capacity of up to 120 bottles per minute and virtually 100% product counting accuracy, which individually measures tablet dimensions as tablets are counted and disbursed into the bottle, while rejecting out of tolerance products. Filled bottles receive a sanitary high temperature induction sealing closure and pass through a retorquing machine that individually applies, verifies and records the closure torque. Bottles that pass through our quality control test are labeled and coded by a digital thermal transfer system and then receive a secondary shrink wrap sealing for added tamper protection.

We intend to expand our manufacturing capabilities to manufacture dosage forms such as powders, liquids and softgel products and our packaging capabilities to include packaging options such as individual dose blister packaging. To make this expansion, we will need to acquire a new manufacturing facility or expand our existing facility and purchase certain manufacturing and packaging equipment.

Contract Manufacturing. All of our proprietary products that are not in the solid dose category, including softgels, liquids and powders, are manufactured by pre-selected contract manufacturers specializing in the respective dosage form. Currently, four third party manufacturers, Bioriginal Food & Science Corp. (Saskatchewan, Canada), Dymatize Enterprises (Farmers Branch, Texas), Valentine Enterprises, Inc. (Lawrenceville, Georgia), and GMP Laboratories of America, Inc. (Anaheim, California), provide approximately 14% of our finished soft-gel, liquid and powder products. No single third-party manufacturer, however, manufactures more than 4% of such products. Each of our contract manufacturers is required to maintain high standards of quality control consistent with federal regulatory guidelines and to manufacture our products according to our strict specifications. Once produced, in addition to in-house testing performed by the contract manufacturer, we require all third-party finished goods to be held in quarantine at the contract manufacturer’s facility. The contract manufacturer then performs lot-sampling and ships the respective samples to us, where we also perform a full set of tests, including microbial and heavy metal analyses. Once we have determined that the product meets our specifications, the manufacturer is permitted to ship the finished product to us. We have implemented vendor qualification programs for all of our suppliers and manufacturers, including full analytical testing of the products we purchase. As part of our vendor program, we periodically inspect our vendors’ facilities to monitor quality control and assurance procedures.

Raw Materials. All raw materials and ingredients for our NSI manufactured products are selected for purchase from a group of third-party suppliers specializing in raw material manufacturing and processing and specialty distribution. Major countries of origin for over 500 raw materials used to manufacture our NSI products include the United States, Japan, China, India, Italy, Spain, France and Germany. We use strategic supplier agreements to gain control over key ingredient resources in areas where we believe marketing advantages exist. However, we avoid such agreements in the commodity ingredient sector to realize optimal profit margins based on timing of purchasing decisions with market price fluctuation. Additionally, we maintain multiple supply and purchasing relations throughout the raw materials marketplace to provide an uninterrupted supply for our manufacturing requirements. We employ similar strategies throughout the supply chain operations, leveraging our production volume in all raw materials procurement operations.

Quality Control. Our quality assurance unit establishes process controls and documents and tests every stage of the manufacturing process to ensure we meet product specifications and that finished dietary supplements contain the correct ingredients, purity, strength, and composition in compliance with FDA regulations. We test incoming raw materials and finished goods to ensure that they meet or exceed FDA and U.S. Pharmacopeia standards including quantitative and qualitative assay and microbial and heavy metal contamination. Additionally, we perform ingredient analysis and assay using procedures which include High Performance Liquid Chromatography, Ultraviolet/Visible Spectroscopy, Near Infra-Red Spectroscopy, and Inductively Coupled Plasma Mass Spectrometry.

Our plant quality and production standards are designed to meet or exceed the latest FDA regulations. To ensure the highest quality, our manufacturing operations are audited by NSF International for independent cGMP (current Good Manufacturing Practice) certification. NSF International is an independent, not-for-profit organization which offers programs and services to augment and support the work of regulatory officials around the country, including standards development, product testing and certification, as well as onsite audits and inspections. Our NSF certification indicates that NSF has reviewed our operations and determined that our operations comply with FDA and NSF cGMP standards and protocols. As part of its certification and compliance program, NSF conducts random compliance audits of our operations not less than two times per year.

Our fully staffed in-house laboratory decreases manufacturing cycle times by performing rapid testing that we believe is not achievable through third-party labs. Most of our contaminant analysis testing procedures have average in-house turnaround times of eight hours as compared to standard turnaround times of two weeks or more at outside laboratories.

Customer Service

We strive to offer outstanding customer service with each customer’s complete satisfaction as our goal. To achieve this goal, we maintain a 24-hour call center, provide accurate and timely shipping and offer our 5-Star Guarantee. We believe our customer service initiatives allow us to establish and maintain long-term customer relationships and facilitate repeat visits and purchases. In 2008, we experienced customer returns of less than 1%.

24-Hour Call Center Operations. Our call center operations serve as the primary customer service contact between customers and Vitacost. We operate a call center in Lexington, North Carolina and use a third-party call center in Manchester, New Hampshire primarily for after-hours support. Telephone operators are available to answer customer questions and to accept customer orders. Both call center locations use identical programs to provide a seamless customer experience through our toll-free telephone number, email or live chat feature. These call centers are staffed with specialists who receive regular training so that they can effectively and efficiently field questions from current and prospective consumers. Our specialists are also trained not to answer questions that should be directed to a customer’s physician, such as questions relating to drug interactions. In order to provide consistency, speed and accuracy, our specialists use an internal, standardized question and answer database in responding to customer inquiries. Our specialists also have access to real time inventory data to know if a product is in stock to properly manage customer expectations.

During 2008, we generated $18.0 million, or 13% of total revenue from purchases made through our call center operations, up from $13.3 million in 2007. Historically, our call center volume has increased correspondingly with our overall revenue growth. In 2008 our call center volume reached 644,504 calls, up from 440,163 calls in the prior year. We will continue to expand our call center operations as our revenue grows.

Quick and Accurate Order Fulfillment. In our two highly automated distribution centers, we use wireless, paperless systems to achieve efficient and accurate order fulfillment and distribution. Orders are received and picked on high- speed automated lines using pick-to-light and carousel technologies. We also route orders automatically to the closest distribution center based on the customer’s shipping zip code. As a result:

•	we maintain an average order accuracy rate of 99%;

•	we are able to ship 93% of orders received by 2:00 p.m. EST within 24 hours;

•

our fill rate for all complete, in-stock orders, which is the rate at which orders are shipped in full in a single shipment rather than multiple shipments over a period of days, exceeded 98% in 2008; and

•	we generally deliver orders from our physical inventory within 1 to 4 business days and orders from our virtual inventory within 7 to 10 days.

Our 5-Star Guarantee. Our 5-Star Guarantee makes it easy, convenient and safe for customers to purchase our products. Under the Guarantee we:

•	offer our products at everyday low prices, providing savings up to 80% off suggested retail prices, with no minimum purchase or membership requirements;

•	ensure the potency and quality of our vitamin products by performing random independent laboratory analysis;

•

offer one of the largest selections of vitamin supplements (if we do not have a vitamin supplement product a customer is looking for, we will search for that item, or a comparable product, and will try to make it available);

•	use state-of-the-art Secure Socket Layer 128-bit encryption on our website to provide customers with a safe, secure online shopping experience; and

•	provide our customers a 30-day unconditional money back guarantee.

We value frequent communication with and feedback from our customers in order to continue to improve our offerings and services. Based on surveys we conducted, customers have indicated 95% satisfaction with our products and service while the probability of reorder is greater than 95%.

Technology and Operations

Our website is supported by a technology infrastructure that is designed to provide a superior customer experience, including speed, ease of use and security. Our technology infrastructure allows us to monitor our website and services in real time, scale to size as required and balance traffic geographically across multiple sites. We also track and manage our manufacturing processes, inventory, order fulfillment, customer service and marketing through state-of-the-art technologies that allow us to condense and distribute customer and sales data as part of our business intelligence model. From this data, our marketing and product development teams are able to analyze and project market trends and consumer demands.

Our technology infrastructure uses highly scalable, fully fault tolerant enterprise-class technology. Coupled with the use of virtual and cloud-based capabilities that provide redundant coverage and virtually eliminate the risk of downtime, our infrastructure provides a set of strategic, high-availability systems that we believe rival those of larger companies. We maintain strategic partnerships with vendors to ensure that we can rapidly deploy new products and information technology solutions that we believe are key to our success.

We maintain three secure internal data centers that support product development, quality control and office and distribution center infrastructure. Our data centers are also colocated through a third-party provider with locations in Atlanta and Seattle for redundancy, which has provided us with 100% service availability since 2007.

We follow rigorous industry standards to protect our internal operations and the personal information we collect from our customers. We do not sell or disclose the personal information of our customers. Since September 2008, we have been implementing a technology framework that can support high levels of security while meeting the compliance requirements of Payment Card Industry (PCI) security standards. In July 2009, our systems became PCI compliant. We are considered a “sender” under the CAN-SPAM Act and comply with the applicable aspects thereof.

We have installed technologically advanced finished goods inventory control systems to track our finished goods from receipt through shipment. All items are barcoded to facilitate electronic tracking allowing us to tie each SKU number back to our inventory control, shipping and sales departments. Our inventory control system analyzes and automatically reorders a majority of the products we sell, minimizing out-of-stock situations. We consistently evaluate low volume items in order to minimize losses due to product expiration or obsolescence as well as to efficiently manage our capital and warehouse space. During this review process we determine those SKUs that can be maintained in virtual inventory. Our virtual inventory system allows us to maintain significant inventory flexibility which maximizes the efficiency of our distribution centers.

Competition

The dietary supplement and health and wellness product market is large, growing, competitive and highly fragmented. We compete with a variety of companies operating in one or more distribution channels, including online commerce, retail stores, catalog operations or direct selling. Our current or potential competitors include the following:

•	Health/natural specialty retailers, such as GNC, Vitamin World, Puritan’s Pride (a division of NBTY) and Vitamin Shoppe.

•	Drugstores, such as Walgreen’s, CVS and RiteAid.

•	Online merchants, such as Amazon.com and Drugstore.com.

•	Supermarkets and grocery stores, including traditional supermarkets, such as Safeway and Kroger, and natural-food markets, such as Whole Foods.

•	Mass merchant retailers, such as Wal-Mart, Kmart and Target.

•	Multi-level marketers, such as USANA Health Sciences and Herbalife.

We believe we compete favorably based on the principal competitive factors in our market, which include product selection and quality, price, brand recognition, customer service and support, convenience, speed of fulfillment and website features and functionality.

Trademarks and Other Intellectual Property

We have applied for or registered more than 75 trademarks with the U.S. Patent and Trademark Office (USPTO), including our Vitacost, Nutraceutical Sciences Institute, Cosmeceutical Sciences Institute, Best of All, Walker Diet, Smart Basics, OcuPower, CardioLift, NeuroPower, ArthriPower and Mega EFA trademarks, among others. We believe our trademarks to be valuable and are identified strongly with our Nutraceutical Sciences Institute brand. Issuance of a federally registered trademark creates a rebuttable presumption of ownership of the mark; however, it is subject to challenge by others claiming first use in the mark in some or all of the areas in which it is used. We have also applied for foreign protection of certain of our trademarks in the European market in which we operate and have registered Vitacost, NSI and Nutraceutical Sciences Institute in certain countries in this region.

Federally registered trademarks have a perpetual life, as long as they are maintained and renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the trademarks if they claim priority or confusion of usage. We believe our patents and trademarks are valuable and provide us certain benefits in marketing our products. We intend to actively protect our patents, trademarks, trade secrets and other intellectual property.

We have obtained U.S. patents on 11 of our product formulations and have applications pending for an additional three formulations. The purposes of the formulations contained in our 11 patents can be summarized as follows:

•	healthy bone formulation;

•	formulation for osteoarthritis, rheumatoid arthritis and improved joint function;

•	eyesight enhanced maintenance composition, including designs for combating the effects of macular degeneration;

•	composition for prevention, stabilization and treatment of cancer;

•	composition to assist in the struggle with memory loss, dementia and Alzheimer’s disease;

•	composition to address insulin sensitivity and healthy blood sugar levels;

•	formulation to lower and maintain healthy cholesterol levels;

•	composition for permanent weight management (two separate patents);

•	composition for prevention, stabilization and reversal of age-related macular degeneration; and

•	composition for achievement of optimal cardiovascular health.

In designing our product formulations, we have attempted to blend an optimal combination of nutrients which appear to have beneficial impact based upon scientific literature. However, because formal clinical studies have in most instances not been conducted by us to validate the intended health benefits of the nutrients, we are generally prohibited by the FDA from making disease treatment and prevention claims in the promotion of products using these formulations. While we seek broad coverage for our patents, there is always a risk that an alteration to the formulation may provide sufficient basis for a competitor to avoid infringement claims by us.

Government Regulation

We are subject to federal and state consumer protection laws, including laws protecting the privacy of consumer non-public information and regulations prohibiting unfair and deceptive acts and trade practices. In particular, under federal and state financial privacy laws and regulations, we must provide:

•	notice to consumers of our policies on sharing non-public information with third parties;

•	advance notice of any changes to our policies; and

•	with limited exceptions, provide consumers the right to prevent sharing of their non-public personal information with unaffiliated third parties.

Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online retailers. These consumer protection laws could result in substantial compliance costs and could interfere with the conduct of our business.

There is currently great uncertainty in many states whether or how existing laws governing issues such as property ownership, sales and other taxes, and libel and personal privacy apply to the Internet and commercial online retailers. These issues may take years to resolve. For example, tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and income taxes. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or a change in application of existing laws and regulations to the Internet and commercial online services could result in significant additional taxes on our business. These taxes could have an adverse effect on our results of operations. Furthermore, there is a possibility that we may be subject to significant fines or other payments for any currently unknown past failures to comply with these requirements.

Our products are subject to extensive regulation in the U.S. and abroad. The FDA enforces the Federal Food, Drug and Cosmetic Act, or FDCA, and related regulations, which govern the identity, purity, quality, strength, and composition of dietary supplements and regulate the formulation, manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements, foods, cosmetics, and over-the-counter, or OTC, drugs, and prohibit the sale of misbranded and adulterated dietary supplements and dietary supplements that by the intention of the manufacturer or distributor or label or labeling claims are unapproved new drugs. The Federal Trade Commission, or FTC, enforces the Federal Trade Commission Act, or FTCA, and related regulations, which govern the advertising and advertising acts and practices associated with the promotion and sale of these products. The U.S. Postal Inspection Service enforces federal laws governing fraudulent use of the mails. Regulation of certain aspects of the dietary supplement business at the federal level is also governed by the Consumer Product Safety Commission (e.g., concerning the presence of adulterated substances, such as toxic levels of lead or iron, that render products unsafe for consumption and require a CSPC ordered recall), the Department of Agriculture (e.g., for products that are intended for ingestion as dietary supplements for animals) and the Environmental Protection Agency (e.g., in the methods of disposal used for certain dietary ingredients, such as colloidal silver). The manufacture, packaging, labeling, holding, sale, and distribution of dietary supplements are also subject to extensive local, state, and foreign government regulation. For example, under the European Union Directive, only dietary supplements listed in Annex II to that directive or otherwise ruled saleable in Europe by the European Union may be sold in Europe subject to EU restrictions on dose amounts, forms, label claims and advertising. The Bureau of Customs and Border Patrol, a division of the Department of Homeland Security, also regulates shipments containing dietary ingredients, dietary supplements, cosmetics, drugs, biologics, and medical devices and engages in enforcement activity in concert with the FDA to block the import or export of articles deemed adulterated or otherwise unlawful for sale in the United States (imports) or in the non-U.S. country to which articles are addressed. CBP holds on articles or demands for recall can interfere with the timely delivery of products to market and can result in regulatory fines and penalties.

The FDCA has been amended several times affecting provisions that concern dietary ingredients and dietary supplements, including by the Dietary Supplement Health and Education Act of 1994 (DSHEA). DSHEA formally defined what may be sold as a dietary supplement, defined statements of nutritional support and the conditions under which they may lawfully be used, and included provisions that permit the FDA to regulate manufacturing practices and labeling claims peculiar to dietary supplements. “Dietary supplements” are defined as vitamins, minerals, herbs, other botanicals, amino acids and other dietary substances that are used to supplement the diet, as well as concentrates, constituents, extracts, metabolites, or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be used in dietary supplements without notifying the FDA. However, a “new” dietary ingredient (i.e., a dietary ingredient that was not marketed in the U.S. before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” without having been “chemically altered.” A new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” which establishes that use of the dietary ingredient “will reasonably be expected to be safe.” A new dietary ingredient notification must be submitted to the FDA at least 75 days before the new dietary ingredient can be marketed. There can be no assurance that the FDA will accept evidence purporting to establish the safety of any new dietary ingredients that we may want to market, and the FDA’s refusal to accept such evidence could prevent the marketing of such dietary ingredients.

The FDA is in the process of developing guidance for the industry to clarify its interpretation of the new dietary ingredient notification requirements, and this guidance has the potential to raise new and significant regulatory barriers for new dietary ingredients. In addition, increased FDA enforcement could lead the FDA to challenge dietary ingredients already on the market as “illegal” under the FDCA because of the failure to file a new dietary ingredient notification or because the substance may be one found to be the subject of an investigational new drug application for which clinical trials have commenced and been publicized.

The FDA generally prohibits labeling a dietary supplement with any “health claim” (i.e., any statement associating a nutrient with prevention, but not treatment, of a disease or health-related condition), unless the claim is pre-approved by the FDA. The FDA prohibits entirely disease treatment claims when made for a dietary supplement. However, “statements of nutritional support,” including so-called “structure/function claims,” are permitted to be included in labeling for dietary supplements without FDA pre-approval. Such statements may describe how a particular dietary ingredient affects the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect the structure, function or well-being of the body, but such statements may not state that a dietary supplement will reduce the risk or incidence of a disease unless such claim has been reviewed and approved by the FDA. A company that uses a statement of nutritional support in labeling must possess evidence substantiating that the statement is truthful and not misleading. Such statements must be submitted to the FDA no later than thirty days after first marketing the product with the statement and must be accompanied by an FDA mandated label disclaimer that “This statement has not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.” There can be no assurance, however, that the FDA will not determine that a particular statement of nutritional support that we want to use is an unacceptable disease claim or an unauthorized nutrient-disease relationship claim otherwise permitted with FDA approval as a “health claim.” Such a determination might prevent the use of such a claim.

In addition, DSHEA provides that certain “third-party literature,” such as a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits, may “in connection with the sale of a dietary supplement to consumers” be exempt from labeling regulation. However, the FDA has adopted an “intent to use” doctrine whereby such literature even if exempt from labeling may nonetheless form the basis for an agency determination that the literature in context reveals a company intent to sell a dietary ingredient or dietary supplement as a drug, thereby rendering the supplement an unlawful, unapproved new drug. Because the “intent to use” doctrine is predicated on a subjective assessment of all facts and circumstances associated with the promotion and sale of a dietary supplement, we cannot know whether any particular piece of literature otherwise exempt from labeling will be deemed by the FDA unlawful for use in association with the sale of the dietary ingredient or dietary supplement.

As authorized by the FDCA, the FDA has recently adopted and is now implementing Good Manufacturing Practices, or GMPs, specifically for dietary supplements. These new GMPs impose extensive process controls on the manufacture, holding, labeling, packaging, and distribution of dietary supplements. They require that every dietary supplement be made in accordance with a master manufacturing record, that each step in manufacture, holding, labeling, packaging, and distribution be defined with written standard operating procedures, monitored, and documented, and that any deviation in manufacture, holding, labeling, packaging, or distribution be contemporaneously documented, assessed by a quality control expert, and corrected through documented corrective action steps (whether through an intervention that restores the product to the specifications in the master manufacturing record or to document destruction of the non-conforming product). The GMPs are designed to ensure documentation, including testing results that confirm the identity, purity, quality, strength, and composition of dietary supplements. In addition, GMPs require a company to make and keep written records of every product complaint that is related to GMPs. The written record of the product complaint must include the following: the name and description of the dietary supplement; the batch, lot, or control number of the dietary supplement, if available; the date the complaint was received and the name, address, or telephone number of the person making the complainant, if available; the nature of the complaint, including, if known, how the product was used; the reply to the complainant, if any; and findings of the investigation and follow-up action taken when an investigation is performed. The regulations directly affect all who manufacture the dietary supplements we sell and our own manufacture, holding, labeling, packaging, and distribution of dietary supplements. The FDA may deem any dietary supplement adulterated, whether presenting a risk of illness or injury or not, based on a failure to comply with any one or more process controls in the GMP regulations. If deemed adulterated, a dietary supplement may not be lawfully sold and may have to be recalled from the market. It is possible that the FDA will find one or more of the process controls implemented by us, by our contract manufacturers, or by those whose dietary supplements we sell to be inadequate and, thus, requiring corrective action, requiring any one or more of the dietary supplements we sell to be unlawful for sale, or resulting in a judicial order that may impair our ability to manufacture, market, and sell dietary supplements.

The FDA also requires adverse event notices on labels and serious adverse event reporting for all supplements and OTC drugs. An “adverse event” is defined by statute to include “any health-related event associated with the use of a dietary supplement that is adverse.” Only serious adverse events must be reported to FDA. A “serious adverse event” is an adverse event that: results in death, a life-threatening experience, inpatient hospitalization, a persistent or significant disability or incapacity, or a congenital anomaly or birth defect; or requires, based on reasonable medical judgment, a medical or surgical intervention to prevent an outcome described above. When a manufacturer, packer, or distributor whose name appears on the product label of a dietary supplement receives any report of a serious adverse event associated with the use of the dietary supplement in the United States the company must submit a “serious adverse event report” on MedWatch Form 3500A. The report must be filed within 15 business days of receipt of information regarding the adverse event. All adverse event reports, whether serious or not, must be recorded and kept in company records under the GMP rules. A company must maintain records of each report of any adverse event (both serious and non-serious) for a minimum of 6 years. These records should include any documents related to the report, including: the company’s serious adverse event report to the FDA with attachments; any new medical information about the serious adverse event received; all reports to the FDA of new medical information related to the serious adverse event; and any communications between the company and any other person(s) who provided information related to the adverse event.

The regulation of dietary supplements may increase or become more restrictive in the future. There can be no assurance that, if more stringent statutes are enacted for dietary supplements, or if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense.

The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a “monograph” system that specifies active drug ingredients that are generally recognized as safe and effective for particular uses. If an OTC drug is not in compliance with the applicable FDA monograph, the product generally cannot be sold without first obtaining FDA approval of a new drug application, which can be a long and expensive procedure. The homeopathic drugs that we sell are regulated as non-prescription, over-the-counter drugs.

These products must generally meet the standards set forth in the Homeopathic Pharmacopeia of the United States and claims made for them must not deviate from those contained in specific homeopathic treatises recognized by the FDA as appropriate for use. If these requirements are not met, the FDA can consider the products unapproved new drugs and prohibit their sale.

The FDA has broad authority to enforce the provisions of the FDCA concerning dietary supplements and OTC drugs, including powers to issue a public “warning letter” to a company to quarantine and prohibit the sale of products deemed adulterated or misbranded, to publicize information about illegal products, to request a voluntary recall of illegal products from the market, to request that the Department of Justice initiate a seizure action, an injunction action or a criminal prosecution in U.S. courts, and to seek disgorgement from a federal court of all proceeds received from the sale of products deemed misbranded or adulterated.

Cosmetics are not subject to pre-market approval by FDA, but the products, their ingredients and their label and labeling content, are regulated by the FDA, and it is the burden of those who sell cosmetics to ensure that they are safe for uses as directed. The FDA prohibits certain ingredients from being contained in cosmetic products that are authorized only for drug use or are deemed adulterated. In addition, the labeling of cosmetic products is subject to the requirements of the FDCA, the Fair Packaging Labeling Act and other FDA regulations. The FDA limits cosmetic product claims to those of beautification and enhancement to the external appearance of the skin. Structure/function claims are generally prohibited for cosmetic products as are disease prevention and treatment claims. It is possible that cosmetic product ingredients now commonly in use that are derived from nanotechnology may be restricted or prohibited in future. It is also possible that claims now commonly in use concerning cosmetic reduction in the external appearance of aging, the effect of cosmetic ingredients on fine lines and wrinkles, or on other aspects of appearance may in future be deemed prohibited, implied disease treatment claims.

The FTC exercises jurisdiction over the advertising of dietary supplements, OTC drugs and cosmetics. In recent years, the FTC has instituted numerous enforcement actions against dietary supplement companies for making false or misleading advertising claims and for failing to adequately substantiate claims made in advertising. These enforcement actions have often resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. The FTC also regulates other aspects of consumer purchases including, but not limited to, promotional offers of savings compared policies, telemarketing, continuity plans, and “free” offers.

Further, under the Food Allergen Labeling and Consumer Protection Act of 2004 (FALCPA) all packaged foods containing any of the eight identified major food allergens: milk, egg, fish, crustacean shellfish, tree nuts, wheat, peanuts, and soybeans, must declare such allergens, at least once, by their common or usual name. A packaged food “contains” an allergen for the purposes of the law when any intentionally added ingredient contains an allergen. Thus, even if an allergen is present only in a coloring or flavoring, FALCPA applies. Likewise, the law applies even if an allergen is present only in a small amount of an “incidental” (but intentionally added, non-cross-contact) additive, like a releasing agent. Disclosure in this case is required even though such an ingredient usually could be omitted altogether from the ingredients list. Failure to comply with the FALCPA may lead to civil sanctions, criminal penalties, or both under the FDCA. In addition, the FDA is authorized to seize non-conforming products controlled by a company and issue a recall of products already on the market.

We are also subject to regulation under various state, local and international laws that include provisions governing, among other things, the formulation, manufacturing, packaging, labeling, advertising and distribution of dietary supplements and OTC drugs. For example, under Proposition 65 in the State of California, a list of substances are deemed ones that pose a risk of carcinogenicity or birth defects. If any such ingredient is contained in a dietary supplement, cosmetic, or drug, the product may be lawfully sold in California only if accompanied by a prominent warning label alerting consumers that the product contains an ingredient linked to cancer or birth defect risk. Private attorney general actions as well as California attorney general actions may be brought against non-compliant parties and can result in substantial costs and fines.

Government regulations in foreign countries may prevent or delay the introduction, or require the reformulation, of certain of our products. Compliance with such foreign governmental regulations is generally the responsibility of our distributors in those countries. These distributors are independent contractors whom we do not control.

In addition, from time to time in the future, we may become subject to additional laws or regulations administered by the FDA, the FTC, or by other federal, state, local or foreign regulatory authorities, to the repeal of laws or regulations that we generally consider favorable, such as DSHEA, or to more stringent interpretations of current laws or regulations. We are not able to predict the nature of such future laws, regulations, repeals or interpretations, and we cannot predict what effect additional governmental regulation, if and when it occurs, would have on our business in the future. Such developments could, however, require reformulation of certain products to meet new standards, recalls or discontinuance of certain products not able to be reformulated, additional record-keeping requirements, increased documentation of the properties of certain products, additional or different labeling, additional scientific substantiation, additional personnel or other new requirements. Any such developments could have a material adverse effect on our business.

Europe. The European Union (EU) is responsible for the development of legislation governing foods, nutritional supplements, and medicines sold in Europe. Member States of the EU (“Member States”) are authorized to develop local legislation governing these products, provided such legislation is not more restrictive than the legislation promulgated by the EU Commission. Member States are responsible for enforcement of the applicable legislation. In 2002, the EU established a process for Member States to bring this regulating legislation in line with a published directive of the EU, which addressed the labeling and marketing of vitamins and minerals, what nutrients are permitted or not permitted and other packaging requirements. In 2004, the EU established standards for the manufacture and marketing of herbal medicines with the Traditional Herbal Medicinal Products Directive. This requires, among other things, manufacturers of herbal medicinal products to comply with Pharmaceutical Group Standards, and only requires proof of safety, not efficacy. Registration of products is subject to a phase-in period which began in October 2005, and will terminate in April 2011, at which point all herbal medicinal products must be registered with Member States. In 2006, the EU adopted its Commission Directive 2006/37/EC, amending its Directive 2002/46/EC. Under the amended directive, only nutrients listed in Annex II, or approved by subsequent order of the EU, may be lawfully sold in Member States. The EU also regulates labels, labeling, and advertising associated with the promotion and sale of dietary supplements in Europe. These regulations may make it unlawful for us to sell in Europe certain products lawfully labeled and sold in the United States, adversely affecting the finances of the business.

In the United Kingdom, the principal governing legislation is the Food Safety Act of 1990 (governing safety of food products) and the Medicines Act of 1968 (governing licensing and sale of medicine). Further guidance is provided by numerous Statutory Instruments addressing the formulation, purity, packaging, advertising and labeling of such products. Medicinal products are regulated and enforced by the Medicines and Healthcare Products Regulatory Agency (MHRA), an agency of the Department of Health. The MHRA determines if an herbal remedy is medicinal by virtue of its “presentation” or “function.” Food products are regulated by the Food Standard Agency (FSA), which reports to the Department of Health and to the Department of Environment, Food and Rural Affairs. Vitamin and mineral supplements and soup products with herbal ingredients are generally considered food supplements and are subject to the purview of the FSA.

Additional legislative standards have been adopted in the other EU countries, typically similar in scope to the UK. The regulatory scheme in Canada is similar but not identical to that of the U.S. concerning medicines and healthcare products or material health products and is regulated by Health Canada.

Employees

As of June 30, 2009, we had 250 full-time and two part-time employees. We employed 60 full-time employees and one part-time employee at our Florida corporate headquarters, 150 full-time and eight part-time employees at our North Carolina facility and 40 full-time and seven part-time employees at our Nevada facility. Additionally, from time to time, we hire temporary contract employees. None of our employees are covered by a collective bargaining agreement and we are unaware of any union organizing efforts. We consider our relationship with our employees to be good.

Facilities

We conduct our operations through three facilities:

•	We lease 18,000 square feet of office space in Boca Raton, Florida which we use as our corporate headquarters.

•

We own a 112,000 square foot manufacturing and distribution facility located on 27 acres in Lexington, North Carolina. Our call center, east coast distribution center and manufacturing functions are conducted at this location. This facility includes approximately 12,000 square feet of office space and 15,000 square feet of manufacturing space.

•	We lease a 63,000 square foot warehouse and distribution facility located in Las Vegas, Nevada. This facility serves as our west coast distribution center.

Within the next 12 to 18 months we anticipate that we will require additional space to expand our distribution platform and, within six months thereafter, we will require additional space to expand our manufacturing capabilities.

Legal Proceedings

We are not subject to any litigation other than routine litigation of a nature customary for companies of our size. We have had no significant litigation and have not been the subject of any product liability litigation. We have instituted a number of actions as plaintiff against certain third-party vitamin manufacturers who have refused to sell products to us due to the level of discounts we offer relative to other retailers distributing their products. These actions seek to compel them to sell products to us.

Regulatory Proceedings

From 1992 to 1996, Wayne F. Gorsek, our founder and former Chief Executive Officer, was a registered representative and part-owner of a broker-dealer registered with the Securities and Exchange Commission (SEC). In a civil complaint filed in 1999, the SEC alleged that Mr. Gorsek, in his role as an owner of a public relations firm, published research profiles which failed to disclose material information, which in turn served to artificially inflate the trading prices for shares of common stock of approximately 20 publicly traded microcap companies.

On April 23, 2001, the U.S. District Court found that Mr. Gorsek, acting through the public relations firm, engaged in fraud by failing to adequately disclose the receipt of compensation by it (in the form of cash and securities) from the issuer clients whose securities were being recommended. Additionally, the Court found that in some instances additional compensation by issuer clients (in the form of securities) would be granted to Mr. Gorsek through the public relations firm based on the performance of the issuer clients’ securities, and that the reports and profiles published by the public relations firm of the issuer clients were reprints of projections and target prices received from the issuer clients whose securities were being recommended. The Court further found that Mr. Gorsek, acting through the public relations firm, did not perform independent research on the issuer clients.

On April 23, 2001, the Court entered a summary judgment against Mr. Gorsek finding him liable for violations of the antifraud and anti-touting provisions of the federal securities laws (specifically, Sections 17(a) and (b) of the Securities Act of 1933, as amended (the “Securities Act”), Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 10b-5 in connection with the public relations firm). On May 28, 2002, following a bench trial, Mr. Gorsek was found liable for defrauding his brokerage customers in violation of Section 17(a) of the Securities Act, Section 10(b) of the Exchange Act and Rule 10(b)(5), thereunder.

In August 2002, Mr. Gorsek entered into a settlement with the SEC whereby Mr. Gorsek agreed to a permanent injunction from violating such laws in the future, a financial sanction of $250,000, a permanent bar from associating with any broker or dealer and a five year bar from participating in any offering of a penny stock, which terminated in August 2007. Mr. Gorsek has no current plans, directly or indirectly, to participate in capital raising efforts of any penny stock issuer. Mr. Gorsek continues to comply with all of the obligations required by the settlement.

In connection with the filing of our initial listing application with the NASDAQ Global Market, NASDAQ expressed concern regarding Mr. Gorsek serving as our Chief Executive Officer and his significant stock ownership. Accordingly, in anticipation of the listing, effective January 29, 2007, Mr. Gorsek resigned from his position as our Chief Executive Officer and placed his shares of common stock in a voting trust. Beginning January 29, 2007, we engaged Mr. Gorsek to serve as our consultant and to alleviate NASDAQ’s concerns, the Company and Mr. Gorsek agreed to take the following steps:

•

Mr. Gorsek may continue to hold his shares personally so long as upon completion of this offering, he owns less than 20% of the number of shares of our common stock then outstanding and further provided that he shall not, directly or indirectly, acquire any additional shares of our stock or options or other rights to acquire our capital stock, with the exception of shares issuable pursuant to options currently outstanding;

•

any additional stock option grants to Mr. Gorsek must be made on the same terms and conditions as grants to other employees who provide similar services to us, in accordance with our equity compensation practices, policies and applicable plan documents and approved by our independent directors;

•	we may employ Mr. Gorsek as our “Chief Operations Architect,” provided this position is not an executive or director position; and

•	Mr. Gorsek’s salary after the closing of the offering must be acceptable to NASDAQ.

NASDAQ has indicated that it is under no obligation to lessen or eliminate any of the foregoing restrictions, although it reserves the right to reconsider these restrictions in the future in its sole discretion. In July 2008, we employed Mr. Gorsek as our Chief Operations Architect, his voting trust agreement was terminated and the shares were distributed to Mr. Gorsek. In anticipation of our listing, in June 2009, Mr. Gorsek’s board-approved responsibilities were limited to assisting us with our marketing, distribution, manufacturing, customer service and information technology departments in an effort to further our business plan, and no longer include the exercise of policy-making authority. Additionally, Mr. Gorsek is not involved, directly or indirectly, in the preparation of our financial statements or any filing with the SEC or any other government agency. Mr. Gorsek does not provide assistance to any external or internal audit function, nor does he have any legal or regulatory compliance role or task related to our status as a publicly-traded company. See “Risk Factors–If we permit our Chief Operations Architect to act as one of our executive officers or directors without the consent of the NASDAQ Global Market, including through the exercise of policy making authority, our shares may be delisted.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information regarding our directors and executive officers:

Name	Age	Title
Ira P. Kerker	46	Chief Executive Officer and Director
Richard P. Smith, CPA	52	Chief Financial and Accounting Officer
Sonya L. Lambert	44	Vice President Marketing
Eigerwand Bjornstad	47	Vice President Manufacturing
Robert D. Hirsch.	50	Vice President Information Technology and Chief Information Officer
Stewart L. Gitler.	51	Chairman of the Board
Allen S. Josephs, M.D. (1),(3)	59	Director and Director of Research
David N. Ilfeld, M.D. (1),(2)	60	Director
Lawrence A. Pabst, M.D. (1),(3)	59	Director
Eran Ezra (2)	38	Director
Robert G. Trapp, M.D. (2),(3)	60	Director

(1)	Member of our Nominating/Corporate Governance Committee.
(2)	Member of our Audit Committee.
(3)	Member of our Compensation Committee.

Executive Officers

Ira P. Kerker was appointed as our Chief Executive Officer and Director in January 2007. From February 2005 through January 2007, he served as our general counsel where he acted as a member of our executive management team. From December 2003 through February 2005, Mr. Kerker performed legal services, on a contract basis, for Fireman’s Fund Insurance and USAA Insurance. From September 1995 to September 2004, Mr. Kerker was a financial representative of MetLife/New England Financial. From 2001 through September 2003, Mr. Kerker was a financial representative and Managing Partner of MetLife/New England Financial. Mr. Kerker received a B.S. in Business Administration from the University of Florida and his J.D. from Whittier College School of Law.

Richard P. Smith, CPA, has served as our Chief Financial and Accounting Officer since January 2004. From June 2003 through December 2003, he served as Chief Financial Officer of Hair Club for Men, Inc. From June 2001 through October 2002, he served as the Chief Financial Officer of Coppercom, Inc., a telecommunications company, and from May 2000 through May 2001, he served as the Chief Financial Officer of Datamax System Solutions, Inc. From September 1996 through April 2000, Mr. Smith served as the Chief Financial Officer of Systemone Technologies, Inc. Mr. Smith is a graduate of Illinois Wesleyan University and received his M.B.A. from the University of Illinois and a Masters in Finance from Cambridge University, England.

Sonya L. Lambert has served as our Vice President Marketing since December 2004. Ms. Lambert joined us in March 2003 as our Director of Marketing. From April 1999 through September 2001 Ms. Lambert was the Director of Marketing, Online Programs for Gerald Stevens, Inc. and was a Senior Marketing Manager for SportsLine.com from 1995 to 1999. Ms. Lambert left the industry from September 2001 through March 2003 to pursue personal interests. She is responsible for the development and execution of eCommerce and catalog marketing strategies. Ms. Lambert received a B.S. in Communications from the University of Florida.

Eigerwand Bjornstad has served as our Vice President Manufacturing since March 2008. From 2007 to 2008, Mr. Bjornstad served as a consultant of ours. From 1996 to 2007, Mr. Bjornstad served as an Operations Manager for Jarrow Industries where he provided management during the construction and implementation of a state of the art manufacturing facility and directed all aspects of manufacturing operations. Mr. Bjornstad has over 19 years of manufacturing leadership in the nutritional supplement industry.

Robert D. Hirsch has served as our Vice President Information Technology and Chief Information Officer since September 2008. Mr. Hirsch is responsible for the strategic and operational management of our technology. He also provides leadership in the development, implementation and governance of our information systems and operational infrastructure. Prior to joining us, from 2006 to 2008, Mr. Hirsch served as Vice President of Application Development for JM Solutions, a division within JM Family Enterprises, a privately-held $10 billion diversified automotive company. From 2004 to 2006, Mr. Hirsch served as Vice President and Chief Information Officer of QEP Corporation, a publicly-traded manufacturer, marketer and distributor of flooring tools and accessories for the home improvement and professional installer markets. Prior thereto, Mr. Hirsch served as Director of Technology for Vision Care Holdings, LLC, a Managing Director of PricewaterhouseCoopers and a Vice President of Citicorp. Mr. Hirsch earned his Masters of Science in Information Technology from Barry University and received his undergraduate degree in Computer Science from the University of Miami.

Directors

Stewart L. Gitler has served as our Director since September 2008 and was appointed as our Chairman of the Board in June 2009. Mr. Gitler has over 25 years legal experience in handling intellectual property matters on both a national and international level at Hoffman, Wasson & Gitler, P.C., where he has served as managing partner since 2000. Mr. Gitler concentrates on matters concerning patents, trademarks and copyrights. Since 2008, Mr. Gitler has also served as general counsel to Charge Anywhere, LLC, an electronic payment solutions provider. Mr. Gitler is registered to practice before the U.S. Patent and Trademark Office. Mr. Gitler has a BChE in Chemical Engineering from The Cooper Union for the Advancement of Science and Art and a J.D. from Hofstra University Law School. He is a member of the State of New York, Commonwealth of Virginia and District of Columbia Bars.

Ira P. Kerker has served as our Director since January 2007. A summary of Mr. Kerker’s business experience is listed above under the heading, “Management – Executive Officers.”

Allen S. Josephs, M.D., has served as our Director since 1995 and served as our Chairman of the Board from January 2007 to June 2009. Since January 2007, he has also served as our Director of Research and provides consulting services to us. He served as our President from 2001 through 2005. Dr. Josephs also maintains a private practice in neurology with Essex Neurological Associates where he served as Section Chief of Neurology at St. Barnabas Hospital, a 600-bed hospital in Livingston, New Jersey. He received his M.D. from Jefferson Medical College in Philadelphia, Pennsylvania and served his internal medicine residency at Temple University in Philadelphia and his neurology residency at Mt. Sinai Hospital in New York City where he also served as Chief Resident in Neurology. Dr. Josephs is board certified in internal medicine and neurology. He is a member of the American Academy of Neurology.

David N. Ilfeld, M.D., has served as our Director since 2003 and is a member of our scientific advisory board and, from time to time, has provided consulting services to us. Dr. Ilfeld maintained a private practice in internal medicine at Maccabi Healthcare Services, Tel Aviv, Israel from 1990 through 2005, when he retired. Dr. Ilfeld received a B.S. in Physics from the Massachusetts Institute of Technology in 1968 and his M.D. from Harvard Medical School in 1973. Dr. Ilfeld is American Board certified in Internal Medicine, Rheumatology, and Allergy & Immunology and has published 39 scientific articles.

Lawrence A. Pabst, M.D., has served as our Director since April 2007. Dr. Pabst is also a member of our scientific advisory board. Dr. Pabst developed an orthopedic group practice and associated entities in Galion, Ohio from 1979 to January 2008, when the practice was merged with Galion Community Hospital. Dr. Pabst continues to be affiliated with Galion Community Hospital, where he served as the Chief of Staff in 1985 and 1995. Dr. Pabst is also an owner, together with other partners, of three Wendy’s restaurant franchises and real estate related to such franchises. From 1983 to 2007, Dr. Pabst was a controlling owner of PN Investments, a privately held real estate development company. Dr. Pabst is board certified by the American Academy of Orthopedic Surgeons. Dr. Pabst attended the University of Michigan and received his M.D. from The Ohio State University College of Medicine.

Eran Ezra has served as our Director since August 2008. Mr. Ezra currently serves as Global and Corporate Treasurer of Teva Pharmaceutical Industries, Ltd. (“Teva”). As Global and Corporate Treasurer, Mr. Ezra is responsible for investing and managing funds totaling over $2 billion, raising capital and developing and implementing financial and risk management strategies including the hedging of currencies, interest rates and credit risks. Prior to serving as Global and Corporate Treasurer, from 1999 to 2008, Mr. Ezra served as a director and as Assistant Chief Financial Officer of Teva. In this capacity, Mr. Ezra oversaw Teva’s U.S. offerings of convertible and other bonds aggregating over $5.3 billion including interfacing with underwriters, auditors, investment bankers, rating agencies, legal counsel and others. Additionally, Mr. Ezra was responsible for Teva’s SEC filings.

Robert G. Trapp, M.D., has served as our Director since April 2007. Dr. Trapp is also a member of our scientific advisory board. Dr. Trapp has maintained a private practice in rheumatology in Springfield, Illinois since 1989. He was a faculty member at Southern Illinois University School of Medicine from 1981-1989 where he served as Chief of the Division of Rheumatology. He has been a principal investigator in more than 125 phase I, II and III clinical trials evaluating new therapies in the treatment of rheumatological diseases. Dr. Trapp is board certified in internal medicine and rheumatology. He is a Fellow of the American College of Physicians and a member of the American College of Rheumatology. He received a B.A. from Earlham College and his M.D. from Northwestern University School of Medicine.

We have determined that Drs. Josephs, Ilfeld, Pabst and Trapp, and Messrs. Gitler and Ezra are “independent directors” and meet the independence requirements under the listing standards of the NASDAQ Global Market.

Chief Operations Architect

Wayne F. Gorsek is our founder and, since July 2008, has served as our Chief Operations Architect. As Chief Operations Architect, Mr. Gorsek works with our marketing, distribution, manufacturing, customer service and information technology departments to further our business plan. In June 2009, Mr. Gorsek’s board-approved responsibilities were limited to assisting us with our marketing, distribution, manufacturing, customer service and information technology departments in an effort to further our business plan, and no longer include the exercise of policy-making authority. From January 2007 to July 2008, Mr. Gorsek served as a full time consultant pursuant to a consulting agreement. Since our inception in 1994 to January 2007, Mr. Gorsek served as our Chief Executive Officer and was a member of our board of directors. Mr. Gorsek founded Vitacost.com (originally named Nature’s Wealth Company) in 1994. He has developed knowledge of the nutritional supplement business through reading of scientific literature and dialogue with our scientific advisory board and has conceptualized and implemented many of the products sold by us today.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. Our board of directors currently has an audit committee, compensation committee and nominating committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee. Our audit committee consists of Mr. Ezra and Drs. Trapp and Ilfeld. Our board of directors has determined that each member of the audit committee satisfies the independence requirements of the NASDAQ Global Market and meets the requirements for financial literacy under the requirements of the NASDAQ Global Market and Securities and Exchange Commission rules and regulations. Mr. Ezra serves as the chairman of this committee, and our board of directors has determined that he qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the Securities and Exchange Commission. Both Mr. Ezra and Dr. Trapp are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Dr. Ilfeld is not independent with the meaning of Rule 10A-3(b)(1) because from time to time he provides consulting services to us and is paid compensation for providing such services. The test for independence under Rule 10A-3(b)(1) for the audit committee is different than the general test for independence of board and committee members. In accordance with Rule 10A-3(b)(1) and the listing standards of the NASDAQ Global Market, we plan to modify the composition of the audit committee within 12 months after the effectiveness of our registration statement relating to this offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(1) and under the listing standards of the NASDAQ Global Market.

The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	appointing, compensating, retaining and overseeing the work of our independent auditors;

•	pre-approving audit and non-audit services of our independent auditors;

•

reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•

reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing us audit services; and

•	reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel plan to meet regularly with our audit committee and have unrestricted access to this committee.

Compensation Committee. Our compensation committee consists of Drs. Trapp, Pabst and Josephs. Our board of directors has determined that the committee members satisfy the independence requirements of the NASDAQ Global Market. Each member of this committee also qualifies as a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Both Dr. Trapp and Pabst qualify as outside directors, as defined pursuant to Section 162(m) of the Code. Dr. Josephs does not qualify as an outside director with the meaning of Section 162(m) of the Code because, from time to time, he provides consulting services to us and is paid compensation for providing such services. The test for being an outside director is different than the general test for independence of board and committee members and the test for being a non-employee director under Rule 16b-3 of the Exchange Act. Any compensation plan or award necessary to be approved by outside directors to satisfy the requirements of

Section 162(m) of the Code will be approved by a sub-committee of the compensation committee comprised solely of Drs. Trapp and Pabst. Dr. Trapp serves as the chairman of this committee. The functions of this committee include:

•

reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans; and

•	exercising authority under our equity incentive plans.

Nominating/Corporate Governance Committee. Our nominating/corporate governance committee consists of Drs. Pabst, Ilfeld and Josephs. Our board of directors has determined that the committee members satisfy the independence requirements of the NASDAQ Global Market. Dr. Pabst serves as chairman of this committee. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition;

•	recommending processes for annual evaluations of the performance of the board of directors, the chairman of the board of directors and the chief executive officer; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

Our compensation committee currently consists of Drs. Pabst, Trapp and Josephs. None of the members of our compensation committee has, at any time, served as an officer or employee of our company, with the exception of Dr. Josephs, who served as our President from 2001 to 2005. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. On June 17, 2008, Dr. Trapp loaned us $400,000, which was repaid in full in June 2009, as more fully described under the heading “Certain Relationships and Related Party Transactions.”

Code of Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. A copy of that code will be available on our corporate website at www.vitacost.com upon completion of this offering.

Director Compensation

Directors who are also our employees are not separately compensated for their services as directors but are reimbursed for out-of-pocket expenses incurred in connection with providing board services. The following table summarizes compensation earned by our non-employee directors in 2008, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering:

	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation (2)	Total Compensation
Allen S. Josephs, M.D. (3)	$—	$6,150	$66,630	$72,780
David N. Ilfeld, M.D. (4)	$10,000	$6,150	$—	$16,150
Lawrence A. Pabst, M.D. (5)	$10,000	$6,150	$—	$16,150
Robert G. Trapp, M.D. (6)	$10,000	$4,920	$—	$14,920
Stewart L. Gitler (7)	$2,500	$4,100	$—	$6,600
Eran Ezra (7)	$7,500	$4,100	$—	$11,600

(1)	The options vested immediately upon issuance and were granted at a per share exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The amounts presented represent the compensation cost recognized in 2008 under SFAS No. 123R for awards of stock options. For a discussion of valuation, see “Notes to Financial Statements — Note 1.”
(2)	All of the directors received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2008.
(3)	In lieu of the cash retainer, we paid Dr. Josephs $5,552.50 per month pursuant to our consulting arrangement with him in exchange for his board service and providing consulting services from time to time. Dr. Josephs had a total of 604,000 stock option awards outstanding at December 31, 2008. In 2008 Dr. Josephs was issued options to purchase 6,000 shares for services as a director and for services provided while serving on our scientific advisory board.
(4)	Dr. Ilfeld had a total of 12,000 stock option awards outstanding at December 31, 2008. In 2008 Dr. Ilfeld was issued options to purchase 6,000 shares for services as a director and for services provided while serving on our scientific advisory board.
(5)	Dr. Pabst had a total of 64,000 stock option awards outstanding at December 31, 2008. In 2008 Dr. Pabst was issued options to purchase 6,000 shares for services as a director and for services provided while serving on our scientific advisory board.
(6)	Dr. Trapp had a total of 22,000 stock option awards outstanding at December 31, 2008. In 2008 Dr. Trapp was issued options to purchase 4,800 shares for services as a director and for services provided while serving on our scientific advisory board.
(7)	Messrs. Gitler and Ezra joined our board mid-year in 2008; and each had a total of 4,000 stock option awards outstanding at December 31, 2008.

In 2008, our non-employee directors were entitled to receive:

•	an annual cash retainer of $10,000;

•	$2,000 cash payment for travel time;

•	reimbursement for travel expenses;

•	$200 per hour for telephonic board or committee meetings;

•	stock options to purchase up to 4,000 shares of our common stock; and

•	$2,000 worth of NSI-branded products.

In addition, the chairman of the audit committee is entitled to receive an additional $5,000.

Effective for the fiscal year 2009, our non-employee, non-stockholder directors will receive an annual cash retainer of $10,000 and the chairman of the audit committee will be paid an additional $5,000. Further, each non-employee director will receive $2,000 per year of product allotment and stock options to purchase 4,000 shares of common stock exercisable at a strike price to be determined by the board on the date of grant to be the fair market value of our stock. The cash retainer is payable quarterly, and the stock options vest immediately. All directors are entitled to reimbursement for reasonable travel and business expenses incurred in connection with attending meetings of the board of directors or committees of the board of directors.

Effective upon completion of the offering: (1) the chairman of the board will receive annual compensation of $20,000 and options to purchase 12,000 shares of our common stock; (2) the chairman of the audit committee will receive annual compensation of $15,000 and options to purchase 8,000 shares of our common stock; and (3) each non-employee director will receive annual compensation of $10,000 and options to purchase 4,000 shares of our common stock. The options will be granted at December 31 of each year, will be immediately vesting and will have a strike price equal to the closing price of our common stock on that date.

We pay Dr. Josephs $5,552.50 per month for consulting services provided to us. Additionally, from time-to-time, we engage Dr. Ilfeld to provide consulting services to us.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to enable us to attract and retain key personnel and provide incentives that promote short- and long-term financial growth and stability to enhance stockholder value based on a pay-for-performance model. Our compensation committee reviews and recommends to our board of directors the compensation program for our “Named Executive Officers” and oversees our executive compensation strategy. In 2008, our Named Executive Officers included our Chief Executive Officer, Chief Financial and Accounting Officer, Vice President Manufacturing, Vice President Marketing, Vice President Information Technology and Chief Operations Architect.

The discussion in this section describes compensation paid to our Named Executive Officers for services rendered to us in all capacities during our fiscal year ended December 31, 2008. In June 2009, the board-approved responsibilities of our Chief Operations Architect were limited and no longer include the ability to exercise policy-making authority. See “Risk Factors – If we permit our Chief Operations Architect to act as one of our executive officers or directors without the consent of the NASDAQ Global Market, including through the exercise of policy making authority, our shares may be delisted.”

Our executive compensation program provides for the following elements:

•	base salaries, which are designed to allow us to attract and retain qualified candidates;

•

incentive compensation, which provides additional cash compensation and is designed to support our pay-for-performance philosophy and align compensation with our corporate strategies and business and financial objectives;

•	equity compensation, principally in the form of stock options, which are granted to incent executive behavior that results in increased stockholder value; and

•	a benefits package that is available to all of our employees.

A detailed description of these components is provided below.

Elements of our Executive Compensation Program

Base Salary. The base salary provides cash compensation for performing the essential elements of our executive positions. We strive to set our base salaries at levels which we believe are competitive in our market and provide our executives a level of compensation that permits them to focus their energies on job performance. In 2008, our “market” consisted of privately-held, pre-initial public offering companies in similar industries and located in states in which we maintain operations. Although base salary information for privately-held companies is not readily available, in December 2006, we analyzed salaries paid to the three highest compensated executives by five privately-held, pre-initial public offering companies, eHealth, Inc., VistaPrint Ltd., Celebrate Express, Inc., Blue Nile, Inc. and Provide Commerce. Accordingly, based on anecdotal information of salaries of similarly-situated, privately-held companies and the analysis referenced above, together with the fact that a majority of our Named Executive Officers have been employed by us for at least three years or more, we determined the base salaries of our Named Executive Officers to be competitive.

Annual Bonus/Incentive Compensation. Our incentive compensation, in the form of an annual cash bonus, is intended to compensate our executives for meeting our corporate and/or financial objectives and, in the case of some executives, their individual performance objectives and to incent our executives to meet these objectives. We may set multiple objectives for an executive to achieve. A specific bonus may be earned for meeting one or more of such objectives. Further, our incentive compensation is intended to reward and incent our executives for exceeding their objectives. In addition to the incentive compensation bonus, we may grant discretionary cash bonuses as an additional award to our executives for performance that is not necessarily rewarded by the incentive compensation or to attract new executives to join our management team. For 2008, generally, our corporate objectives were to increase our revenues, EBITDA and gross margins. Therefore, several of our senior executives were compensated for achieving such financial goals. Other executives received a bonus for achieving non-financial objectives. Non-financial objectives included, for instance, strategic and individual goals. For those Named Executive Officers who received a bonus, their objectives were set by the appropriate executive or our compensation committee as approved by our board of directors. Typically a quarterly bonus could be earned and if an objective was not achieved, a portion of the bonus could be earned provided the goal was for the quarter. The potential incentive compensation payments made in 2008 ranged from 25.0% to 86.4% of the executives’ base salaries.

Equity-Based Compensation. Generally, the goals of our equity based compensation are intended to align the interests of our Named Executive Officers with the interests of our stockholders. Our Named Executive Officers typically receive equity awards in the form of stock options that vest equally over a period of five years in an effort to encourage the long-term retention of our executives at least through the vesting period of the awards. We may, however, grant options or other awards that vest immediately as determined by our compensation committee to be consistent with our objectives. The exercise price of our stock option grants is the fair market value of our stock on the grant date. In the absence of a public market for our stock, our determination of fair market value was our best estimate. Also, our stock option awards typically provide for the acceleration of vesting of options in the event of a change in control of our company. As a private company we have not yet established policies for the timing of awarding stock option grants to our executives. The compensation committee intends to adopt a policy regarding the timing of grants in relation to the release of material information to our stockholders.

Benefits. We provide our executives other benefits such as health benefits, a 401(k) plan and life and disability insurance. These benefits are intended to provide support to our executives and their families throughout various stages of their careers, and these core benefits are provided to all executives regardless of their individual performance levels. The 401(k) plan allows participants to defer their annual compensation, subject to the cap set by the Internal Revenue Code, which was $15,500 per person for 2008. The executives’ elective deferrals are immediately vested and nonforfeitable upon contribution to the 401(k) plan.

Taxes. We do not have any particular policies concerning the payment of tax obligations on behalf of our executives. We are required by law to withhold a portion of every compensation payment we make to our employees. In the case of noncash compensation, that means that either we withhold a portion of the noncash compensation payment and pay cash to the appropriate tax authorities or that the employees make a direct cash payment to us in lieu of our withholding a portion of the noncash compensation.

Determining the Amount of Each Element of Compensation

Overview. As a private company, we did not have formal policies dictating the types and amounts of compensation to be paid to our Named Executive Officers. Rather, historically, Mr. Wayne Gorsek, our founder, determined compensation based upon the executive’s prior compensation level and performance, the Company’s overall performance, and compensation levels of our other executives. In 2008, our compensation committee had not yet adopted formal compensation policies and consulted with Mr. Gorsek in compensation matters. We did, however, in the first quarter of 2008, in consultation with Mr. Gorsek, establish an executive bonus plan (described below) which plan was individually tailored for each of our Named Executive Officers other than Mr. Gorsek. Once determined, we submitted the compensation packages to our board of directors for approval. Concurrent with or immediately after completion of this offering, our compensation committee intends to review the employment agreements of our Named Executive Officers and establish and implement formal compensation policies. To assist the compensation committee in its review, we may retain the services of third-party executive compensation specialists.

Base Salary. Generally, base salaries for our Named Executive Officers are established through negotiation when the executive is hired. Factors we considered in the negotiation are prior experience, qualifications, prior salary and our need for the particular qualifications of such executive. Adjustments in base salary are based on the executive’s responsibilities, performance and their overall compensation package. We review our executives’ base salaries annually taking into consideration the executive’s level of responsibilities, performance, tenure and salaries of our comparable executive officers and an employee’s overall compensatory arrangement. In the event of material changes in position, responsibilities or other factors, the compensation committee may consider changes in base pay during the year. Our executives’ base salaries are reviewed and approved by our board of directors.

In 2008, our compensation committee, as approved by our board of directors, made the following increases in the base salaries of our executives:

Name (1)	2007 Base Salary	2008 Base Salary	Percentage Increase
Ira P. Kerker, Chief Executive Officer	$180,000	$194,000	7.8%
Richard P. Smith, Chief Financial and Accounting Officer	$180,000	$193,000	7.2%
Sonya L. Lambert, Vice President Marketing	$120,000	$144,000	20.0%

(1)	Our other Named Executive Officers did not receive base salary increases in 2008 because they were hired in 2008.

These increases were discretionary changes based upon the continued growth of our company and the continued success of each of these Named Executive Officers in growing our company.

Annual Bonus/Incentive Pay. In the first quarter of 2008, we established an annual executive bonus plan with distributions to be made after the end of each calendar quarter after it has been determined if the goals have been achieved. Our board of directors has the authority to modify a bonus structure during the year if deemed appropriate. Examples of circumstances in which we may consider revising a bonus plan include acquisitions, mergers, divestitures, successful expansion of distribution or manufacturing capabilities, board-approved budget revisions and other material changes in our company.

Our executive bonus plan for 2008 provides a potential bonus for each executive based upon achievement of certain financial and nonfinancial goals as described in the footnotes to the table set forth below. At the time the goals were established and based on historical performance, we believed that it was likely that each Named Executive Officer would achieve the goals and receive the cash bonus. In 2008, the potential awards were based as follows:

Name	Annual Maximum Bonus Opportunity	Maximum Bonus as a Percentage of Base Salary
Ira P. Kerker, Chief Executive Officer (1)	$62,500	32.2%
Richard P. Smith, Chief Financial and Accounting Officer (1)	$62,500	32.3%
Sonya L. Lambert, Vice President Marketing (2)	$124,416	86.4%
Robert D. Hirsch, Vice President Information Technology and Chief Information Officer (3)	$36,250	25.0%

(1)	The bonus award was based entirely on our achievement of quarterly financial goals. For the first quarter of 2008, award of a $10,000 quarterly bonus was based (i) 50% on our achievement of annualized revenue of $143 million, and (ii) 50% on our achievement of annualized EBITDA of $5.1 million. For the remaining quarters of 2008, award of a $17,500 quarterly bonus was based 100% on our achievement of the budgeted EBITDA. If we achieved less than 100% of budgeted revenue or budgeted EBITDA, no payout amount for such target was earned.
(2)	The bonus award was based entirely on our achievement of quarterly financial goals. The potential bonus award was based (i) 33% on our achievement of annualized revenue of $143 million, (ii) 33% on our achievement of a gross margin as a percentage of our sales plan equal to or greater than 28.8%, and (iii) 33% based on our annualized marketing expenses being less than or equal to 9% of our revenue. If we achieved 90% of the specified target, 50% of the payout amount for such target was earned; if we achieved 100 to 110% of the specified target, 100% of the payout amount for such target was earned and if we achieved 110% or more of the specified target, 110% of the payout amount for such target was earned.
(3)	The bonus award was based on quarterly financial and nonfinancial goals. The potential bonus award was based (i) 50% on our achievement of annualized EBITDA of $5.1 million, (ii) 25% on successful project management of key information technology systems, and (iii) 25% on our technology systems’ uptime, response time and user experience throughput. Mr. Hirsch’s maximum bonus amount in the table above is based on a full year of employment. He joined us in September 2008, therefore his actual maximum bonus potential for 2008 should be prorated based his actual employment term. If we achieved less than 100% of the budgeted EBITDA target, no payout amount for such target was earned. With respect to Mr. Hirsch’s nonfinancial goals, the determination of whether the goal is achieved and payout amount if it is determined that less than 100% of the goal is achieved, is made by the senior executive to whom he reports, in consultation with members of our compensation committee or board of directors.

Each of the incentive goals are stand-alone and are evaluated separately so that some goals can be met and corresponding bonuses paid while other goals are not met and no corresponding bonus paid.

To the extent incentive goals are nonfinancial or individual goals, the goals are established by the executive officer’s manager or direct report and, in the case of our Chief Executive Officer, by our board of directors or compensation committee. The nonfinancial or individual goals are established based upon various factors including our need to complete a particular project, achieve a particular outcome, or otherwise obtain a desired result. Additionally, these goals may be based upon adherence to company values such as accountability and teamwork, overall job competency, and performance against specified objectives. The assessment of the achievement of such goals is often a somewhat subjective analysis and, therefore, is determined in the discretion of the executive officer’s manager or direct report or, in the case of our Chief Executive Officer, at the discretion of our board of directors or compensation committee. We determined to base the incentive pay of our Chief Executive Officer, Chief Financial and Accounting Officer and Vice President Marketing solely on financial goals because these individuals were not tasked with implementing specific projects whose completion would not otherwise be reflected in our results of operations. Our Vice President Information Technology was tasked with implementing a key operating system while maintaining the uptime of our existing servers. The successful completion of these tasks would not necessarily have an easily measurable financial impact on our operations and, as such, we determined that 50% of his incentive pay should be based on these nonfinancial goals. However, in order to ensure that he was also incented to maximize our results of operations and to reward him for our overall success, we also based 50% of his incentive pay on our attaining targeted EBITDA levels similar to our other executive officers. We believed that the financial and nonfinancial goals were equally important, and, therefore, we allocated incentive pay equally between these two types of goals.

In addition to the above incentive bonuses, in 2008, we paid Mr. Eigerwand Bjornstad, our Vice President Operations, a bonus of $15,000. This bonus award was entirely discretionary and paid in recognition of Mr. Bjornstad’s efforts in implementing our manufacturing operations. In 2008, we did not make any bonus award to Mr. Wayne Gorsek, Chief Operations Architect, because, in negotiating Mr. Gorsek’s compensation package, we determined that as a result of his significant stock ownership, he would be appropriately incented to assist us in our growth and profitability without payment of bonus compensation.

Allocation of Equity Compensation Awards

In 2008, we granted stock options to our Named Executive Officers excluding Mr. Wayne Gorsek. Stock options granted to our Chief Executive Officer (option to purchase 130,000 shares of our common stock), Chief Financial and Accounting Officer (option to purchase 130,000 shares of our common stock) and Vice President Marketing (option to purchase 80,000 shares of our common stock) all vested immediately (all option numbers reflect a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering). We determined that the options should vest immediately to increase equity ownership of these officers to more closely align their interests with our stockholders. We did not grant Mr. Gorsek any equity compensation awards because we determined that, as a result of his significant stock ownership, he would be appropriately incented to assist us in our growth and profitability without receipt of equity compensation awards.

Options granted to our Vice President Information Technology (option to purchase 80,000 shares of our common stock) and Vice President Operations (option to purchase 80,000 shares of our common stock) each vest over five years, with 20% of the shares vesting on each one-year anniversary of the grant date. These options were granted in connection with their initial employment with us in an effort to incent them to join our management team. Our compensation committee does not apply a rigid formula in allocating stock options to executives as a group or to any particular executive. Instead, our compensation committee exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive, competitive factors, the amount of stock-based equity compensation already held by the executive, the non-equity compensation received by the executive and the total number of options to be granted to all participants during the year. Our compensation committee typically makes annual grants of equity awards to our Named Executive Officers in connection with its annual review of our employees’ compensation and then throughout the year.

Executive Equity Ownership

We believe it is important for our Named Executive Officers to have their interests aligned with our stockholders and, therefore, to be granted equity incentive awards. We have not, however, established specific stock retention and ownership guidelines for our executives.

Type of Equity Awards

Our stock award plans permits us to issue qualified and non-qualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock, and other stock related awards and performance awards. For a description of our stock award plans, see “Executive Compensation – Benefit Plans.”

Severance and Change in Control Arrangements

For a description of the severance and change in control arrangements we have with our Named Executive Officers, see “Executive Compensation—Employment Agreements” and “Executive Compensation—Payments Upon Termination or Upon Change in Control.” The compensation committee believed that these arrangements were necessary to attract and retain our Named Executive Officers. The terms of each arrangement were determined in negotiation with the applicable Named Executive Officer in connection with the executive’s hiring and were not based on any set formula.

Effect of Accounting and Tax Treatment on Compensation Decisions

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our executives. In this regard, following the completion of this offering, we may begin utilizing restricted stock and restricted stock units as additional forms of equity compensation incentives in response to changes in the accounting treatment of equity awards under SFAS No. 123R. While we consider the applicable accounting and tax treatment of alternative forms of equity compensation, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to our Chief Executive Officer and each of our three highest compensated officers excluding our Chief Financial Officer, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. We intend for grants of equity awards under our existing stock plans to qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting us to receive a federal income tax deduction in connection with such awards. In general, we have determined that we will not seek to limit executive compensation so that it is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, therefore, our compensation committee has not adopted a policy requiring all compensation to be deductible.

Role of Executives in Executive Compensation Decisions

In the past, Mr. Gorsek, our founder, has provided recommendations to our compensation committee on compensation for our Named Executive Officers, and our compensation committee (or full board of directors) has reviewed and approved the compensation amounts. In the future, our compensation committee intends to seek input from our Chief Executive Officer, Mr. Ira Kerker, when discussing the performance of, and compensation levels for, our Named Executive Officers other than himself. The compensation committee also works with Mr. Kerker and with our Chief Financial and Accounting Officer in evaluating the financial, accounting, tax and retention implications of our various compensation programs. Neither Mr. Kerker nor any of our other executives participates in deliberations relating to his or her own compensation.

Summary of Cash and Other Compensation

The following table sets forth summary information, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, concerning certain compensation awarded to, paid to, or earned by, the Named Executive Officers for all services rendered in all capacities to Vitacost.com, Inc. during the year ended December 31, 2008, other than Robert D. Hirsch, our Vice President Information Technology, whose total compensation for the year ended December 31, 2008 did not exceed $100,000 because Mr. Hirsch joined us in September 2008. No stock awards were granted to the Named Executive Officers during the fiscal year ended December 31, 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary (1)	Bonus	Option Awards (2)	Non-Equity Incentive Plan Compensation	All Other Compensation (3)	Total Compensation
Ira P. Kerker,	2008	$194,000	$—	$144,673	$62,500	$—	$401,173
Chief Executive Officer (4)
Richard P. Smith,	2008	$193,000	$—	$144,673	$62,500	$—	$400,173
Chief Financial and Accounting Officer (5)
Sonya L. Lambert,	2008	$144,000	$—	$189,365	$107,496	$—	$440,861
Vice President Marketing (6)
Eigerwand Bjornstad,	2008	$101,318	$15,000	$—	$—	$—	$116,318
Vice President Manufacturing (7)
Wayne F. Gorsek,	2008	$137,112	$—	$—	$—	$411,477	$548,889
Chief Operations Architect (8)

(1)	The numbers presented represent earned salary for the fiscal year ended December 31, 2008.
(2)	The options were granted at a per share exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. The amounts presented represent the compensation cost recognized in 2008 under SFAS No. 123R for awards of stock options. For a discussion of valuation, see “Notes to Financial Statements — Note 1.”
(3)	With the exception of Mr. Gorsek, all of the Named Executive Officers received personal benefits valued at less than $10,000 in the aggregate during the fiscal year ending December 31, 2008.
(4)	Mr. Kerker received options to purchase 130,000 shares of common stock at $7.50 per share, which options vested immediately.
(5)	Mr. Smith received options to purchase 130,000 shares of common stock at $7.50 per share, which options vested immediately.
(6)	Ms. Lambert received options to purchase 80,000 shares of common stock at $7.50 per share, which options vested immediately.
(7)	Mr. Bjornstad received options to purchase 80,000 shares of common stock at $7.50 per share, which options vest equally over a period of five years.
(8)	During 2008, Mr. Gorsek served as our consultant until July 31, 2008 when he was hired as our Chief Operations Architect. During 2008, Mr. Gorsek received personal benefits in the aggregate amount of $411,777, as determined on an aggregate incremental cost to us. Mr. Gorsek was permitted the use of the Vitacost-owned vehicle. We recognized $14,281 of related depreciation during 2008. Mr. Gorsek received a vitamin/food benefit in the amount of $10,000, family health insurance coverage in the amount of $4,328, severance in the amount of $40,000, consulting fees in the amount of $213,168 and moving expense reimbursement in the amount of $130,000. Excluding one-time, non-recurring compensation paid to Mr. Gorsek, we believe Mr. Gorsek’s compensation of $350,000 per year compares favorably to the compensation paid to our three highest paid executive officers.

Stock and Option Award Grants and Exercises

For the fiscal year ended December 31, 2008, we did not issue any stock awards to our Named Executive Officers or other employees. Nor did any of our Named Executive Officers exercise options during the fiscal year ended December 31, 2008. The following table summarizes information concerning grants of plan-based awards made by us for services rendered during 2008 to each of the Named Executive Officers, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (1)	Grant Date Fair Value of Stock and Option Awards
		Threshold ($)	Target ($)	Maximum ($)
Ira P. Kerker (2)	12/31/08	$—	$62,500	$—	130,000	$7.50	$106,600
Richard P. Smith (2)	12/31/08	$—	$62,500	$—	130,000	$7.50	$106,600
Sonya L. Lambert (3)	12/31/08	$51,840	$103,680	$124,416	80,000	$7.50	$64,960
Eigerwand Bjornstad	7/28/08	$—	$—	$—	80,000	$7.50	$—
Robert D. Hirsch	12/15/08	$—	$—	$—	80,000	$7.50	$—

(1)	The exercise prices of all stock options granted were at prices believed by our board of directors to be at or above the fair market value of our common stock on the date of grant.
(2)	Represents the annual cash bonus opportunity for 2008 for Messrs. Kerker and Smith. Cash bonuses are based on our meeting or exceeding quarterly revenue and EBITDA goals. No threshold or maximum amounts were established for these executives.
(3)	Represents the annual cash bonus opportunity for Ms. Lambert. Cash bonuses are based on our meeting or exceeding quarterly revenue, gross margin, and marketing expenses as a percentage of revenue goals.

Outstanding Equity Awards at Fiscal Year End (1)

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price	Option Expiration Date
Ira P. Kerker	48,000	32,000	(2)	$3.125	2/13/2015
	12,000	8,000	(3)	$3.750	5/13/2015
	60,000	40,000	(4)	$3.750	12/10/2015
	8,000	12,000	(5)	$3.750	12/11/2016
	130,000	—		$7.500	12/30/2017

Richard P. Smith	80,000	20,000	(6)	$2.031	1/11/2014
	12,000	8,000	(7)	$2.500	1/11/2015
	48,000	32,000	(8)	$3.750	12/10/2015
	8,000	12,000	(9)	$3.750	12/11/2016
	130,000	—		$7.50	12/30/2017

Sonya L. Lambert	8,000	—		$2.188	3/12/2013
	31,200	20,800	(10)	$3.750	10/17/2015
	24,000	16,000	(11)	$3.750	3/4/2015
	8,000	12,000	(12)	$3.750	3/31/2016
	32,000	48,000	(13)	$3.750	9/19/2016
	80,000	—		$7.500	12/30/2017

Eigerwand Bjornstad	—	80,000	(14)	$7.500	7/27/2018

Robert D. Hirsch	—	80,000	(15)	$7.500	12/14/2018

(1)	After giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering. The aggregate number of option awards outstanding at December 31, 2008 was 2,612,400. The aggregate number of option awards owned by our Named Executive Officers at December 31, 2008 was 1,140,000.
(2)	These options vest as follows: 16,000 vest on each of February 13, 2009 and 2010, respectively.
(3)	These options vest as follows: 4,000 vest on each of May 13, 2009 and 2010, respectively.
(4)	These options vest as follows: 20,000 vest on each of December 10, 2009 and 2010, respectively.
(5)	These options vest as follows: 4,000 vest on each of December 11, 2009, 2010 and 2011, respectively.
(6)	These options vest as follows: 20,000 vest on January 11, 2009.
(7)	These options vest as follows: 4,000 vest on each of January 11, 2009 and 2010, respectively.
(8)	These options vest as follows: 16,000 vest on each of December 10, 2009 and 2010, respectively.
(9)	These options vest as follows: 4,000 vest on each of December 11, 2009, 2010 and 2011, respectively.
(10)	These options vest as follows: 10,400 vest on each of October 17, 2009 and 2010, respectively.
(11)	These options vest as follows: 8,000 vest on each of March 4, 2009 and 2010, respectively.
(12)	These options vest as follows: 4,000 vest on each of March 31, 2009, 2010 and 2011, respectively.
(13)	These options vest as follows: 16,000 vest on each of September 19, 2009, 2010 and 2011, respectively.
(14)	These options vest as follows: 16,000 vest on each of July 27, 2009, 2010, 2011, 2012 and 2013, respectively.
(15)	These options vest as follows: 16,000 vest on each of December 14, 2009, 2010, 2011, 2012 and 2013, respectively.

Pension Benefits

We do not maintain any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans.

Employment Agreements

Named Executive Officers

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Ira P. Kerker, our Chief Executive Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since January 29, 2007, with the current one-year term continuing to January 28, 2010. Mr. Kerker earns a salary of $180,000 annually, quarterly bonuses of up to $10,000 and is eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Kerker’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Kerker may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of two months’ base salary for each year served plus a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Kerker’s employment terminates due to his death or disability, he or his estate will receive a payment equal to 12 months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Kerker is subject to a confidentiality, non- solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Mr. Kerker’s base salary under the agreement was increased to $194,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter. On June 30, 2009, the agreement was amended to increase his annual base salary to $232,800 and to provide for a severance payment upon a termination of his employment by us without “cause” equal to a prorated portion of the aggregate cash bonus earned by Mr. Kerker for the year preceding such termination plus 2.5 times his then-current annual base salary. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Mr. Kerker has not voluntarily resigned from his employment with us, all of Mr. Kerker’s then-outstanding options shall, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Mr. Kerker is then employed by us, Mr. Kerker shall be issued fully vested, non-forfeitable options to purchase 250,000 shares of our common stock at the initial public offering price (or 200,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering).

Effective January 29, 2007, we entered into an employment, non-competition and proprietary rights agreement with Richard P. Smith, our Chief Financial and Accounting Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since January 29, 2007, with the current one-year term continuing to January 28, 2010. Mr. Smith earns a salary of $179,500 annually, quarterly bonuses of up to $10,000 and is eligible for an annual bonus, vacation and employee benefits commensurate with his position. If Mr. Smith’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Smith may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment of up to two months’ base salary for each year served plus a prorated annual bonus, as well as up to 18 months of company-paid continuation medical benefits. If Mr. Smith’s employment terminates due to his death or disability, he or his estate will receive a payment equal to 12 months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Smith is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one-year following termination. For the year ended December 31, 2008, Mr. Smith’s base salary under the agreement was increased to $193,000, and his maximum quarterly bonus for the second, third and fourth quarters of 2008 was increased to up to $17,500 per quarter. On June 30, 2009, the agreement was amended to increase his annual base salary to $221,950 and to provide for a severance payment upon a termination of his employment by us without “cause” equal to a prorated portion of the aggregate cash bonus earned by Mr. Smith for the year preceding such termination plus 2.5 times his then-current annual base salary. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Smith has not voluntarily resigned from his employment with us, all of Mr. Smith’s then-outstanding options will, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Mr. Smith is then employed by us, Mr. Smith will be issued fully vested, non-forfeitable options to purchase 162,500 shares of our common stock at the initial public offering price (or 130,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering).

Effective April 1, 2007, we amended the employment, non-competition and proprietary rights agreement with Sonya L. Lambert, Vice President Marketing. The employment agreement has a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The contract term has been automatically renewed each year since April 1, 2007, with the current one-year term continuing to March 31, 2010. Ms. Lambert earns a salary of $120,000 annually and is eligible to receive a marketing bonus based on performance of up to $21,600 per quarter, vacation and employee benefits commensurate with her position. If Ms. Lambert’s employment is terminated by us without “cause” (as defined in her agreement), in addition to any compensation and benefits accrued through such termination, Ms. Lambert may, subject to her execution of a general release of claims against us, receive a lump-sum severance payment of two months base salary for each year served up to 12 months’ base salary plus a prorated portion of the performance bonuses, as well as up to 18 months of company-paid continuation medical benefits. If Ms. Lambert’s employment terminates due to her death or disability, she or her estate will receive a payment equal to three months’ base salary in addition to any compensation and benefits accrued through such termination. Under her agreement, Ms. Lambert is subject to a confidentiality, non-solicitation and non-competition agreement during the period she is employed and for a period thereafter. The confidentiality and non-competition provisions extend for a two-year period following termination and the non-solicitation provision extends for a period of one year following termination. For the year ended December 31, 2008, Ms. Lambert’s base salary under the agreement was increased to $144,000. On June 30, 2009, the agreement was amended to increase her annual base salary to $165,600 and to increase the maximum amount of the quarterly bonus she may receive to $25,920 per quarter. Further, pursuant to the amendment, effective as of the successful registration of our initial public offering: (i) so long as Ms. Lambert has not voluntarily resigned from her employment with us, all of Ms. Lambert’s then-outstanding options shall, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Ms. Lambert is then employed by us, Ms. Lambert shall be issued fully vested, non-forfeitable options to purchase 100,000 shares of our common stock at the initial public offering price (or 80,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering).

On September 16, 2008, we entered into an employment, non-competition and proprietary rights agreement with Robert D. Hirsch, Vice President Information Technology and Chief Information Officer, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The current one-year term continues to September 15, 2009. Mr. Hirsch earns a salary of $145,000 annually, and is eligible to earn annual performance bonuses of up to $36,250, vacation and employee benefits commensurate with his position. On the initial date of Mr. Hirsch’s employment, he was also granted options to purchase up to 100,000 shares of our common stock at $6.00 per share (or 80,000 shares at $7.50 per share after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering). These options vest 20% each year on the anniversary date of Mr. Hirsch’s employment agreement and are fully vested after five years. Each option is exercisable for a term of nine years. Upon Mr. Hirsch’s termination of employment for any reason, all unvested options are forfeited to us and all vested options must be exercised within 30 days and if not exercised during the 30-day period will be forfeited to us. If Mr. Hirsch’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Hirsch may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to two weeks’ base salary for each year served, up to a total of six weeks’ base salary, plus a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Hirsch’s employment terminates due to his death or disability, he or his estate will receive a payment equal to three months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Hirsch is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On June 30, 2009, the agreement was amended to increase his annual base salary to $166,750. Further, pursuant to the amendment, effective as of the successful registration our initial public offering: (i) so long as Mr. Hirsch has not voluntarily resigned from his employment with us, all of Mr. Hirsch’s then-outstanding options shall, to extent necessary, become fully vested and nonforfeitable; and (ii) so long as Mr. Hirsch is then employed by us, Mr. Hirsch shall be issued fully vested, non-forfeitable options to purchase 25,000 shares of our common stock at the initial public offering price (or 20,000 shares of our common stock after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering).

On March 31, 2008, we entered into an employment, non-competition and proprietary rights agreement with Eigerwand Bjornstad, Vice President Manufacturing, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. The current one-year term continues to March 31, 2010. Mr. Bjornstad earns a salary of $140,000 annually, vacation and employee benefits commensurate with his position. If Mr. Bjornstad’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Bjornstad may, subject to his execution of general release of claims against us, receive a lump-sum severance payment in an amount equal to two weeks’ base salary for each year served, up to a total of six weeks’ base salary, plus a prorated portion of the annual performance bonus earned through the date of termination, as well as up to 18 months of employee-paid continuation medical benefits. If Mr. Bjornstad’s employment terminates due to his death or disability, he or his estate will receive a payment equal to ninety days’ base salary in addition to any compensation and benefits accrued through such termination. Under his employment agreement, Mr. Bjornstad is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter.

Chief Operations Architect

Effective July 31, 2008, we entered into an employment, non-competition and proprietary rights agreement with Wayne Gorsek, our Chief Operations Architect, for a one-year term, automatically renewable for additional one-year terms annually, unless otherwise terminated by the employee or us. Mr. Gorsek earns a salary of $350,000 annually and is eligible for vacation and employee benefits commensurate with his position. If Mr. Gorsek’s employment is terminated by us without “cause” (as defined in his agreement), in addition to any compensation and benefits accrued through such termination, Mr. Gorsek may, subject to his execution of a general release of claims against us, receive a lump-sum severance payment in an amount equal to two weeks’ base salary for each year served, up to six weeks’ base salary, plus any bonus earned, as well as 18 months of employee-paid continuation medical benefits. If Mr. Gorsek’s employment terminates due to his death or disability, he or his estate will receive a payment equal to three months’ base salary in addition to any compensation and benefits accrued through such termination. Under his agreement, Mr. Gorsek is subject to a confidentiality, non-solicitation and non-competition agreement during the period he is employed and for a period of two years thereafter. On July 16, 2009, the agreement was amended to extend the initial term to December 31, 2010. Further, the agreement was amended to provide that in the event we fail to complete an initial public offering of our common stock prior to December 31, 2010 and Mr. Gorsek’s employment is terminated by us without cause prior thereto, then the base salary continuation portion of Mr. Gorsek’s severance compensation shall be equal the greater of: (i) an amount equal to two weeks’ base salary for each year served, up to six weeks’ base salary or (ii) his base salary for the remainder of the period from the date of termination of employment through December 31, 2010. In addition, the agreement was amended to provide that at no time prior to the completion of the initial public offering will his base salary be reduced below its current level; provided, that in the event we complete the initial public offering on or prior to October 31, 2009, Mr. Gorsek’s base salary shall be reduced to an amount that is mutually agreeable to Mr. Gorsek and us, but in no event greater than the level of base salary paid by us to employees at the level of vice president, or the maximum amount permitted by the NASDAQ Global Market, whichever is less.

Payments Upon Termination or Upon Change in Control

The following table sets forth information concerning the payments that would be received by each Named Executive Officer upon a termination of employment without cause and, in the case of Messrs. Kerker and Smith, upon a termination which occurs within six months of a change in control. The table assumes the termination occurred as of December 31, 2008, using a fair value of $7.50 for each share of our common stock as of that date, as determined by our board of directors, and after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering. The table below shows only those additional amounts that the Named Executive Officers would be entitled to receive upon termination and does not show other items of compensation that may be earned and payable at such time such as earned but unpaid base salary or bonuses. For a description of the determination of the appropriate payment and benefit levels and any material conditions or obligations applicable to the receipt of the payments, see “Executive Compensation – Employment Agreements.”

Name	Severance Payment Upon Termination (1)	Accelerated Vesting of Stock Options Upon Change in Control
Ira P. Kerker (2), (3)	$144,913	$365,000
Richard P. Smith (2), (4)	$176,163	$314,375
Sonya L. Lambert (2), (5)	$144,000	$363,000
Eigerwand Bjornstad	$—	$—
Robert D. Hirsch	$—	$—
Wayne F. Gorsek	$40,385	$—

(1)	Payable in a single lump sum within 30 days of termination subject to executive executing and delivering to us a full and unconditional release and executive paying any and all amounts owed to us under any contract, agreement or loan document.
(2)	Entitled to receive up to 18 months company-paid COBRA benefits.
(3)	Mr. Kerker’s unvested options that would vest upon a change in control consist of the following: (i) 32,000 options exercisable at $3.125 per share, and (ii) 60,000 options exercisable at $3.75 per share.
(4)	Mr. Smith’s unvested options that would vest upon a change in control consist of the following: (i) 20,000 options exercisable at $2.03 per share, (ii) 8,000 options exercisable at $2.50 per share, and (iii) 44,000 options exercisable at $3.75 per share.
(5)	Ms. Lambert’s unvested options that would vest upon a change in control consists of 96,800 options exercisable at $3.75 per share.

Benefit Plans

2006 Stock Award Plan

In June 2006, our board of directors adopted our 2006 Stock Award Plan, subject to stockholder approval. Our stockholders did not approve the 2006 Plan within one year of its adoption by our board. As a result, we were unable to issue incentive stock options under the 2006 Plan. Our board determined that this limitation would adversely affect our ability to properly compensate our employees and directors. As such, on October 29, 2007, our board adopted the 2007 Stock Award Plan (as described below) and terminated the 2006 Plan. We did not grant any awards pursuant to the 2006 Plan prior to its termination.

2007 Stock Award Plan

On October 29, 2007, our board of directors adopted our 2007 Stock Award Plan, or 2007 Plan, which was approved by our stockholders on April 14, 2008.

Purpose; Eligibility. The 2007 Plan provides for grants of incentive and nonqualified stock options, stock appreciation rights, restricted stock, stock units, bonus stock, dividend equivalents, and other stock related awards and performance awards. The purpose of the 2007 Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors and consultants. Accordingly, our employees, officers, directors and consultants and those of our affiliates are eligible to receive awards under the 2007 Plan, except that only our employees and employees of our qualifying parent and subsidiary corporations may receive grants of incentive stock options.

Shares Available for Issuance. The total number of shares of our common stock that may be subject to awards under the 2007 Plan, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, is 1,600,000 shares, which may consist, in whole or part, of authorized and unissued treasury shares. As of June 30, 2009, no awards have been granted under the 2007 Plan, and, as such, 1,600,000 shares of common stock remained available for grant thereunder. Both cash-settled and stock-settled awards that are denominated in stock or stock units will count against this share limit. Subject to limitations imposed by law on incentive stock options, (1) shares subject to awards under both the 2007 Plan and the 2000 Plan (discussed below) that are forfeited, expire, terminate, are repurchased by us or are settled for cash, in any case without the issuance of shares, shall become available for grant (or re-grant) under the 2007 Plan, and (2) to the extent that our shares are used to satisfy exercise price, payment or withholding tax obligations arising in connection with awards under the 2007 Plan or the 2000 Plan, such shares shall become available for grant (or re-grant) under the 2007 Plan.

Administration. Our board of directors may administer the plan or may delegate such authority to a committee of two or more members of the board, which may in turn delegate certain administrative authority, subject to our board’s power to re-vest such authority in itself at any time. Our board has delegated administration of the plan to our compensation committee, which is currently comprised solely of “non-employee directors” as defined by Rule 16b-3 of the Exchange Act and independent directors as defined by the NASDAQ Global Market. Any action required to be taken by a committee comprised solely of “outside directors,” as that term is defined by Section 162(m) of the Code, will be taken by our sub-committee of the compensation committee. Together, our board of directors and the compensation committee are referred to herein as the “plan administrator.” Subject to the terms of the 2007 Plan, the plan administrator has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe forms, amend, suspend or terminate the 2007 Plan and make all other determinations that may be necessary or advisable for the administration of the plan.

Awards. The plan administrator is authorized to grant both incentive stock options and nonqualified stock options, as well as stock appreciation rights which entitle participants to receive the appreciation in our common stock between the grant date and the exercise date of the stock appreciation right. The plan administrator determines the exercise price per share subject to an option and the grant price of a stock appreciation right. However, the per share exercise price of an incentive stock option and the per share grant price of a stock appreciation right must not be less than 100% of the fair market value of a share of our common stock on the grant date. Furthermore, the exercise price of incentive stock options granted to an owner of more than 10% of the combined voting power of our stock (or that of certain of our parent or subsidiary corporations) must not be less than 110% of the fair market value of a share of our common stock on the grant date and such options must not have a term in excess of five years. The plan administrator will also set forth in a written agreement the maximum term of each option or stock appreciation right, the times and methods by which each stock option or stock appreciation right will be exercisable and provisions requiring forfeiture of unexercised stock options or stock appreciation rights on or following termination of employment or service. No stock option or stock appreciation right may have a term exceeding ten years. The aggregate fair market value as of the date of grant of the shares with respect to which options intended to be incentive stock options may become exercisable for the first time by an employee in any calendar year may not exceed $100,000; any excess will be treated as a nonqualified stock option. The plan administrator may also grant stock options that are exercisable prior to vesting for unvested shares of common stock, subject to certain repurchase rights in our favor.

The plan administrator is authorized to grant restricted stock awards comprised of shares of our common stock which, for a specified period or subject to the attainment of specified performance goals, may not be sold or disposed of and which may be forfeited in the event of certain terminations of employment or service or upon the failure to attain applicable performance goals. Subject to the foregoing, a participant granted restricted stock generally has all of the rights of one of our stockholders. The plan administrator may also grant stock unit awards to participants, which are rights to receive shares of our common stock, cash, or a combination thereof at the end of a specified time period and which may be subject to the same service requirements and/or performance goals as restricted stock. Stock units carry no voting, dividend or other stockholder rights prior to satisfaction of applicable service or performance requirements and subsequent delivery of any shares underlying such awards. The plan administrator may grant other stock-based awards, including bonus stock, dividend equivalents and other awards linked to the value of our common stock, which awards may be subject to such terms, conditions, restrictions and vesting requirements as the plan administrator may determine.

Performance Awards. The compensation committee may grant awards to employees who are or may be “covered employees,” as defined in Section 162(m) of the Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the compensation committee for the period are satisfied, as determined by the compensation committee in writing. These pre-established performance goals must be based on one or more of the following performance criteria:

•	total stockholder return;

•	total stockholder return compared to total return (on a comparable basis) of a publicly available index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes, depreciation, and amortization;

•	pretax operating earnings;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	cash flow from operations; and

•	ratio of debt to stockholders’ equity.

In granting performance awards, the plan administrator may establish unfunded award “pools,” the amounts of which will be based upon the achievement of a performance goal or goals based on one or more of the business criteria described in the plan. During the first 90 days of a performance period, the plan administrator will determine who will potentially receive performance awards for that performance period, either out of the pool or otherwise. With regard to a particular performance period, the compensation committee shall have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the compensation committee may reduce or eliminate (but not increase) the award. The compensation committee has discretion to determine whether a performance award will be paid or forfeited if a participant’s employment terminates prior to the end of the performance period. The 2007 Plan and awards thereunder are intended to be exempt from the application of Section 162(m) of the Code until the expiration of our “reliance period” (within the meaning of Section 162(m) of the Code).

Other Terms of Awards. Awards under the 2007 Plan may be settled in the form of cash, shares of our common stock, other awards or other property in the discretion of the plan administrator. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish and subject to the requirements of Section 409A of the Code, including payment or crediting of interest or dividend equivalents on deferred amounts, and the crediting of earnings, gains, and losses based on deemed investment of deferred amounts in specified investment vehicles. The plan administrator is authorized to place cash, shares of our common stock, or other property in trusts or make other arrangements to provide for payment of our obligations under the plan. The plan administrator may condition any payment relating to an award on the satisfaction of withholding tax obligations.

Change in Control; Corporate Transaction; Change in Capitalization. In connection with a “Change in Control” (as defined in the 2007 Plan), the plan administrator may, in its discretion, accelerate the vesting, exercisability, lapsing of restrictions or expiration of deferral of any award and may, in its discretion, provide in the terms of the award that upon a “Change in Control” any applicable performance goals relating to any performance-based award are deemed to be satisfied. Any payments made in the event of a “Change in Control” with respect to a performance-based award without satisfaction of the applicable performance goals will not qualify as performance-based compensation under Section 162(m) of the Code and might result in a non-deductible payment to a “covered employee.” In the event of a “Corporate Transaction” (as defined in the 2007 Plan, which may or may not constitute a Change in Control), if the surviving entity does not assume or substitute equivalent awards for those outstanding under the 2007 Plan, the plan administrator may, in its discretion and without the consent of the participant:

•	accelerate the vesting and exercisability (as applicable) of all awards in full or as to some percentage of the awards to a date prior to the effective date of the corporate transaction;

•	provide that any reacquisition or repurchase rights associated with an award will lapse; or

•

provide for a cash payment in exchange for the termination of an award or any portion of an award where such cash payment is equal to the fair market value of the shares that the participant would receive if the award were fully vested and exercised as of such date, less any applicable exercise price.

Any award that has not been assumed, continued or substituted shall terminate at the effective time of the Corporate Transaction.

Under the 2007 Plan, a Change in Control is generally defined as:

•	the date on which any person or group obtains more than 50% of our voting stock;

•

the consummation of a merger, consolidation, reorganization or similar transaction in which we are involved other than a transaction (1) in which all of the holders of our voting stock receive 50% or more of the voting stock of the surviving entity, or (2) in which our stockholders, following the transaction, will hold the ability to elect at least a majority of the directors of the surviving entity;

•	a sale or other disposition of all or substantially all of our assets; and

•

a change in the composition of our board such that individuals who constitute our board as of the effective date of the 2007 Plan cease to constitute at least a majority of directors (other than any new director that was approved or recommended by a majority vote of our board).

Under the 2007 Plan, a Corporate Transaction is generally defined as:

•	a sale or other disposition of all or substantially all of our assets;

•	a sale or disposition of more than 20% of our outstanding securities; and

•	a merger, consolidation, reorganization, or similar transaction whether or not we are the surviving entity.

Upon a change in our capitalization that affects our common stock, such as a dividend, recapitalization, reorganization, spin-off, combination or other similar corporate transaction or event, the plan administrator has broad discretion to adjust the 2007 Plan and awards outstanding thereunder, including but not limited to adjustments to the number and type of shares subject to awards and the exercise or purchase price of awards, as appropriate in order to prevent dilution or enlargement of the rights of participants and to preserve intended performance targets, provided that no such adjustments cause any awards to cease to qualify as “performance-based compensation” under Section 162(m) of the Code.

Substitute Awards. The plan administrator may, without stockholder approval, grant awards in substitution or exchange for any award previously granted and shall require the surrender of such other award in consideration for the grant of the substituted or exchanged award.

Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue or terminate the plan without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or quotation system on which shares of our common stock are then listed or quoted. Unless earlier terminated by our board of directors, the plan will terminate on the earlier of (1) 10 years after its adoption by our board of directors or (2) such time as no shares of our common stock remain available for issuance under the plan and we have no further rights or obligations with respect to outstanding awards under the plan.

2000 Stock Option Plan

In 1999, our board of directors adopted and our stockholders approved our 2000 Stock Option Plan, or 2000 Plan. The total number of shares of our common stock that may be subject to awards under the 2000 Plan, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, is 4,000,000 shares, which may consist, in whole or part, of authorized and unissued shares. The purpose of the 2000 Plan is to encourage employees, directors and consultants to own shares of our common stock and thereby align their interests with those of our stockholders. We believe that the 2000 Plan constitutes an important factor in attracting, retaining and rewarding qualified personnel.

The 2000 Plan provides for the grant of tax-qualified incentive stock options (as defined under Section 422 of the Code) to our employees and the grant of nonqualified stock options to our directors, employees and consultants. As of June 30, 2009, options to purchase 2,589,200 shares of common stock had been granted and remained outstanding under the 2000 Plan, options to purchase 1,344,000 shares have been exercised and 66,800 shares of common stock remained available for grant under our 2000 Plan.

The authority to administer and interpret the 2000 Plan, including the authority to determine the exercise price, vesting schedule and other terms and conditions of stock options granted under the 2000 Plan, consistent with the terms of the 2000 Plan and the incentive stock options rules (to the extent applicable), rests with our board of directors, which may delegate such authority to a committee. The terms and conditions of each stock option grant under the 2000 Plan are embodied in a written stock option agreement. Stock options granted under the 2000 Plan may be exercised as determined by our board of directors or its designated committee and indicated in an applicable stock option agreement but in no event after the eleventh anniversary of the date of grant in the case of a nonqualified stock option or the tenth anniversary in the case of an incentive stock option and subject to additional limitations applicable to incentive stock options. Upon the exercise of a stock option, the purchase price must be paid in full in a manner determined by our board of directors or its committee.

If an employee participant’s employment with us terminates due to such participant’s death or disability, such participant’s stock options may be exercised until the earlier of the applicable expiration date or six months after such termination of employment. If an employee participant’s employment terminates for any other reason, such participant’s stock options may be exercised until the earlier of the applicable expiration date or thirty days after such termination. If we experience a change in our capitalization or a merger or comparable transaction, adjustments shall be made to stock options outstanding under the 2000 Plan to prevent the enlargement or dilution of rights under such stock options. All stock options outstanding under the 2000 Plan have been granted with an exercise price that we believe to be at or above the fair market value of a share of our common stock on the date of grant and in accordance with the additional exercise price requirements applicable to incentive stock options.

Federal Income Tax Consequences of Options and Awards

With respect to nonqualified stock options, we are generally entitled to deduct and the participant recognizes taxable income in an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the option exercise price. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess (if any) of the fair market value of a share of our common stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon the exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one which does not meet the requirements of the Code for incentive stock options and the tax consequences described for nonqualified stock options generally will apply.

The current federal income tax consequences of other awards authorized under the 2007 Plan and 2000 Plan generally follow certain basic patterns: nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the participant elects to accelerate recognition as of the date of grant); stock appreciation rights, stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment (which, in connection with a stock appreciation right, is the time of payment of the amount owed pursuant to the terms of the right after exercise of the right). Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, we will generally have a corresponding deduction at the time the participant recognizes income, subject to Code Section 162(m) of the Code with respect to covered employees, to the extent such limitations become applicable.

Section 162 Limitations

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to a “covered employee” in a taxable year to the extent that compensation to the covered employee exceeds $1 million. It is possible that compensation attributable to stock awards, when combined with all other types of compensation received by a “covered employee” from us, may cause this limitation to be exceeded with respect to one or more such “covered employees” in any particular year. For purposes of Section 162(m) of the Code, the term “covered employee” means our Chief Executive Officer and our three highest compensated officers, other than our Chief Financial Officer, as of the end of a taxable year as disclosed in our filings with the Securities and Exchange Commission.

Certain kinds of compensation, including qualified “performance-based” compensation, are disregarded for purposes of the Section 162(m) of the Code deduction limitation. In accordance with Treasury regulations issued under Section 162(m) of the Code, compensation attributable to certain stock awards will qualify as performance-based compensation if the award is granted by a committee of the board of directors consisting solely of “outside directors” and the stock award is granted (or exercisable) only upon the achievement (as certified in writing by the committee) of an objective performance goal established in writing by the committee while the outcome is substantially uncertain, and the material terms of the plan under which the award is granted is approved by stockholders. A stock option or stock appreciation right may be considered “performance-based” compensation as described in the previous sentence or by meeting the following requirements: the incentive compensation plan contains a per-employee limitation on the number of shares for which stock options and stock appreciation rights may be granted during a specified period, the material terms of the plan are approved by the stockholders, and the exercise price of the option or right is no less than the fair market value of the stock on the date of grant.

Section 162(m) of the Code requires that the directors who serve as members of the committee must be “outside directors.” The 2007 Plan provides that directors serving on the committee must be “outside directors” within the meaning of Section 162(m) of the Code. This limitation would exclude from the committee directors who are (1) our current employees or those of one of our affiliates, (2) our former employees or those of one of our affiliates who receive compensation for past services (other than benefits under a tax-qualified pension plan), (3) our current and former officers or those of one of our affiliates, (4) directors currently receiving direct or indirect remuneration from us or one of our affiliates in any capacity other than as a director, and (5) any other person who is not otherwise considered an “outside director” for purposes of Section 162(m) of the Code. The definition of an “outside director” under Section 162(m) of the Code is generally narrower than the definition of a “non-employee director” under Rule 16b-3 of the Exchange Act. As provided elsewhere in this prospectus, any action required to be taken by a committee comprised solely of “outside directors,” as that term is defined by Section 162(m) of the Code, will be taken by our sub-committee of the compensation committee.

Limitation of Liability and Indemnification Under Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Our amended and restated certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (DGCL). The effect of this provision in the amended and restated certificate of incorporation is to eliminate the rights of us and our stockholders, either directly or through stockholders’ derivative suits brought on our behalf, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the DGCL. In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require the Company to indemnify our directors and officers against expenses and certain other liabilities arising out of their conduct on behalf of us to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws and may not affect the availability of equitable remedies such as injunctive relief or rescission.

In addition to the limitation of liability and indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws, we will enter into agreements to indemnify our directors and executive officers. These agreements, among other things, indemnify our directors and executive officers for expenses, including attorneys’ fees, judgments, fines and settlement amounts (except for settlements of derivative suits) incurred by any director or executive officer in any action or proceeding, including any action by us arising out of services as one of our directors or executive officers or any of our subsidiaries or any other company or enterprise to which the director or executive officer provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. We also maintain and intend to maintain liability insurance for our officers and directors.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage a stockholder from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In September 2008, we loaned Mr. Wayne Gorsek, our Chief Operations Architect, $215,241. The loan is interest free and is to be repaid in full upon the earlier of (1) our successful completion of our initial public offering, or (2) the sale by Mr. Gorsek of his primary residence, but in no event later than September 2011.

On July 15, 2008, one of our board members, Dr. David Ilfeld, loaned us $1,600,000 on an unsecured basis. The loan bears interest at the greater of one-month LIBOR plus 3.0% (3.44% as of December 31, 2008) or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan matures on July 14, 2014, subject to repayment terms based on us meeting certain financial covenants. Additionally, if we default of the loan, Dr. Ilfeld may convert the outstanding balance of the loan into shares of our common stock at a conversion rate of $6.25 per share. During 2008, we paid interest of $53,333 and did not make any principal payments on the loan. We expect to use approximately $1 million from the proceeds of this offering to repay this loan in full.

On June 17, 2008, one of our board members, Dr. Robert Trapp, loaned us $400,000 on an unsecured basis. The loan bears interest at the greater of one-month LIBOR plus 3.0% (3.44% as of December 31, 2008) or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan matures on June 16, 2014, subject to repayment terms based on us meeting certain financial covenants. Additionally, if we default on the loan, Dr. Trapp may convert the outstanding balance of the loan into shares of our common stock at conversion rate of $6.25 per share (after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering). During 2008, we paid interest of $16,000 and did not make any principal payments on the loan. This loan was repaid in full on June 2009.

In April 2008, Dr. Allen Josephs, one of our board members, loaned us $575,000 on an unsecured basis. The loan bears interest at 3.9% and was paid in full in September 2008. We paid a total of $1,635 in interest on this loan.

Effective January 29, 2007, Mr. Wayne Gorsek resigned from his position as our Chief Executive Officer. In connection with his resignation, we entered into a Severance Agreement and a Consulting Agreement with Mr. Gorsek. Pursuant to the Severance Agreement, we agreed, among other things, to pay Mr. Gorsek severance compensation equal to $240,000, payable in equal monthly installments of $20,000 per month and continued health benefits for Mr. Gorsek and his family for a period of two years. Pursuant to the Severance Agreement, in 2007 and 2008, we made cash payments to Mr. Gorsek in amounts equal to $200,000 and $40,000, respectively. Pursuant to the Consulting Agreement, we engaged Mr. Gorsek to serve as our consultant and agreed to pay him a consulting fee of $9,000 per month, provide him a product allowance of $6,000 per year and provide continued health benefits to Mr. Gorsek and his family. Effective January 1, 2008, we increased the consulting compensation payable to Mr. Gorsek to $350,000 per year, payable in equal monthly installments. On July 31, 2008, we hired Mr. Gorsek as our Chief Operations Architect and terminated the Consulting Agreement. In 2007, we paid Mr. Gorsek $90,000 in consulting fees. In 2008, we paid Mr. Gorsek $347,496 in consulting fees and other benefits including reimbursement of moving expense. As our Chief Operations Architect, Mr. Gorsek is paid a salary of $350,000 per year. See “Executive Compensation.”

Effective January 29, 2007, we loaned Mr. Gorsek $1,165,625 so that he could pay the exercise price to exercise stock options to purchase 628,000 shares of our common stock (after giving effect to the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering). The loan bears simple interest at the rate of 7.25% per annum, payable quarterly in arrears with the principal amount payable on the first to occur of (1) a completed underwritten registered public offering and (2) January 2, 2016.

In June 2007, we entered into a voting trust agreement with Mr. Gorsek and Robertson VI, Inc., whereby Mr. Gorsek deposited all of his shares of common stock, warrants and options beneficially owned by Mr. Gorsek into a voting trust. In July 2008, the voting trust agreement was terminated and the shares were distributed to Mr. Gorsek.

On February 15, 2006, Commonsense Publishing, Inc., a corporation controlled by Mr. Gorsek and Dr. Josephs, entered into a lease for the Spanish Fork, Utah 32,000 square foot facility (commencement date April 1, 2006) subject to our agreement to pay all the costs of such lease. In June 2006, Commonsense Publishing assigned this lease to us for no additional consideration. We terminated the lease in January 2007.

Procedures for Related Party Transactions

Under our code of conduct and ethics, our employees, officers and directors are encouraged to avoid actual or apparent conflicts of interest between personal and corporate-related relationships. In particular, our employees, officers and directors should not participate in a personal business transaction with us in which they will receive a significant profit or gain, unless otherwise approved by our Board. Further, our employees, officers and directors should advise the Board of any prospective or existing potential conflict. Pursuant to its charter, our audit committee must then approve any related-party transactions reported to the Board. In approving or rejecting such proposed transactions, the audit committee considers the facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transactions, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith exercise of its discretion. A copy of our code of business conduct and ethics and audit committee charter have been previously filed as Exhibits 14 and 99.2, respectively, and upon completion of the offering, will be available for review at our corporate website www.vitacost.com.

We believe the terms of our related party transactions are comparable to terms of transactions with unrelated third parties, except for our interest-free loan to Mr. Gorsek made in September 2008 and described above. The loan to Mr. Gorsek, as initially approved by our board of directors in September 2008, accrued interest at a rate equal to the one-month LIBOR plus 2.75% but the payment of such accrued interest was deferred. Mr. Gorsek moved to Utah to oversee our distribution center operations in Spanish Fork, Utah. As we began transitioning our manufacturing and distribution operations from Utah to North Carolina, Mr. Gorsek relocated to North Carolina. As a result of the significant deterioration in the U.S. housing market, Mr. Gorsek was unable to sell his Utah home and, at the same time, purchased a new home in North Carolina. Accordingly, our board of directors determined the loan to Mr. Gorsek was appropriate. In December 2008, as the U.S. housing market continued to decline and as a result of Mr. Gorsek’s significant contributions toward overseeing construction and development of our North Carolina facility and implementing our manufacturing capabilities, our board of directors modified the loan to provide for it to be interest free.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock on June 30, 2009, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, by the following:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known by us to own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2009 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Percentage of beneficial ownership is based upon 22,880,780 shares of common stock outstanding as of June 30, 2009 and 27,522,712 shares of common stock outstanding after the offering.

Except as otherwise indicated and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name.

		Percent Beneficially Owned
Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned	Before Offering	After Offering
Directors and Executive Officers:
Ira P. Kerker (2)	614,000	2.6%	1.8%
Allen S. Josephs, M.D. (3)	3,056,450	13.0%	9.2%
Richard P. Smith (4)	480,000	2.1%	1.4%
Sonya L. Lambert (5)	360,000	1.5%	1.1%
Eigerwand Bjornstad (6)	16,000	*	*
Robert D. Hirsch (7)	100,000	*	*
David N. Ilfeld, M.D. (8)	2,693,412	11.8%	9.8%
Lawrence A. Pabst, M.D. (9)	858,482	3.7%	2.6%
Robert G. Trapp, M.D. (10)	881,090	3.8%	2.7%
Stewart Gitler (11)	14,000	*	*
Eran Ezra (12)	8,000	*	*
Directors and Executive Officers as a group (11 persons)	9,081,434	36.2%	27.4%
5% Stockholders:
Wayne F. Gorsek (13),(14)	7,137,788	32.0%	17.4%
*	Less than 1%
(1)	Except as otherwise indicated, each person may be reached at our company’s address at Vitacost.com, Inc., 5400 Broken Sound Boulevard, NW, Suite 500, Boca Raton, FL 33487.
(2)	Mr. Kerker owns 64,000 shares of common stock and holds options to purchase 350,000 shares of common stock at the following prices: (i) 80,000 shares at $3.125 per share; (ii) 140,000 shares at $3.75 per share; and (iii) 130,000 shares at $7.50 per share. Of Mr. Kerker’s 350,000 options, 274,000 options are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above. Further, all of Mr. Kerker’s outstanding unvested options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as he is then employed by us, Mr. Kerker will be issued options to purchase 200,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above.
(3)

Dr. Josephs owns 2,252,450 shares of common stock through the Josephs Family Limited Partnership and 200,000 shares in Charitable Remainder Unit Trust and holds options to purchase 604,000 shares of common stock exercisable at the following prices: (i) 270,000 at

$0.1563 per share; (ii) 102,000 at $1.875 per share; (iii) 102,000 at $2.50 per share; (iv) 122,000 at $3.125 per share; and (v) 8,000 at $7.50 per share. All options are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above.

(4)	Mr. Smith holds options to purchase 350,000 shares of common stock exercisable at the following prices: (i) 100,000 shares at $3.75 per share; (ii) 20,000 shares at $2.50 per share; (iii) 100,000 shares at $2.03 per share; and (iv) 130,000 at $7.50 per share. Of Mr. Smith’s 350,000 options, 302,000 are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above. Further, all of Mr. Smith’s outstanding unvested options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as he is then employed by us, Mr. Smith will be issued options to purchase 130,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above.
(5)	Ms. Lambert holds options to purchase 280,000 shares of common stock at the following prices: (i) 8,000 shares at $1.75 per share; (ii) 192,000 shares at $3.00 per share; and (iii) 80,000 shares at $6.00 per share. Of Ms. Lambert’s 280,000 options, 244,000 options are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above. Further, all of Ms. Lambert’s outstanding unvested options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as she is then employed by us, Ms. Lambert will be issued options to purchase 80,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above.
(6)	Mr. Bjornstad holds options to purchase 80,000 shares of common stock exercisable at $7.50 per share. Of Mr. Bjornstad’s 80,000 options, 16,000 are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above.
(7)	Mr. Hirsch holds options to purchase 80,000 shares of common stock exercisable at $7.50 per share. Of Mr. Hirsch’s 80,000 options, none are immediately exercisable or exercisable within 60 days of June 30, 2009. Further, all of Mr. Hirsch’s options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as he is then employed by us, Mr. Hirsch will be issued options to purchase 20,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above.
(8)	Dr. Ilfeld owns 2,679,412 shares of common stock (including 64,000 shares of common stock owned by his spouse to which he disclaims beneficial ownership) and holds options to purchase 14,000 additional shares of common stock at $7.50 per share. All options are immediately exercisable.
(9)	Dr. Pabst owns 178,242 shares individually, an additional 320,000 shares through Pabst Company Limited and an additional 292,240 shares through the Trust of Lawrence Pabst 5/15/09. He also holds options to purchase 66,000 shares of common stock exercisable at the following prices: (i) 46,000 at $0.165 per share; (ii) 2,000 at $1.875 per share; (iii) 2,000 at $2.50 per share; (iv) 2,000 at $3.125 per share; and (v) 14,000 shares at $7.50 per share. All options are immediately exercisable.
(10)	Dr. Trapp owns 858,290 shares of common stock and holds options to purchase 22,800 shares of common stock exercisable at the following prices: (i) 10,000 at $0.156 per share; (ii) 800 at $1.875 per share; (iii) 800 at $2.50 per share; (iv) 800 at $3.125 per share; and (v) 10,400 at $7.50 per share. All options are immediately exercisable.
(11)	Mr. Gitler holds options to purchase 14,000 shares of common stock, exercisable immediately at $7.50 per share.
(12)	Mr. Ezra holds options to purchase 8,000 shares of common stock, exercisable immediately at $7.50 per share.
(13)	In June 2009, Mr. Gorsek’s board-approved responsibilities were limited to assisting us with our marketing, distribution, manufacturing, customer service and information technology departments in an effort to further our business plan, and no longer include the exercise of policy-making authority. Therefore, Mr. Gorsek is listed in the table above solely under the heading “5% Stockholder.”
(14)	Mr. Gorsek owns 7,137,788 shares of common stock.

SELLING STOCKHOLDERS

The following table sets forth the name of each selling stockholder, the aggregate number of shares of common stock beneficially owned by each selling stockholder as of August 21, 2009 (including shares that are issuable on exercise of options or warrants within sixty days of the date of this prospectus) and the aggregate number of shares of common stock registered hereby that each selling stockholder may offer and sell pursuant to this prospectus (after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering). Because the selling stockholders may offer all or a portion of the shares at any time and from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completing the offering. Assuming all of the shares offered hereunder are sold by the selling stockholders, then unless otherwise noted, after completing the offering, none of the selling stockholders will own more than 1.0% of the shares of common stock outstanding. Beneficial ownership after the offering will depend on the number of shares sold by each selling stockholder.

	Number of shares beneficially owned		Number of Shares Offered	Percentage beneficially owned		Total shares offered if over-allotment is exercised
Name of Beneficial Owner	Prior to Offering	After Offering		Prior to Offering	After Offering
Wayne F. Gorsek	7,137,788	4,787,788	2,350,000	32.0%	17.4%	3,000,000
Ira P. Kerker (1)	614,000	507,480	89,804	2.6%	1.8%	89,804
Richard P. Smith (2)	480,000	393,600	53,831	2.1%	1.4%	53,831
Sonya L. Lambert (3)	360,000	295,200	34,194	1.5%	1.1%	34,194
Robert Hirsch (4)	100,000	100,000	0	*	*	5,062
Allen S. Josephs, M.D. (5)	3,056,450	2,597,582	458,468	13.0%	9.3%	458,468
Lawrence A. Pabst, M.D. (6)	858,482	729,710	128,772	3.7%	2.7%	128,772
Robert G. Trapp, M.D. (7)	881,090	748,926	132,164	3.8%	2.8%	132,164
Kathleen Alderman (8)	25,600	17,600	4,750	*	*	4,750
Don & Lindsay Atherly	32,000	16,000	16,000	*	*	16,000
D. Dean Barringer & Shirley Barringer Revocable Trust Created Dated November 30, 1999 (9)	48,000	4,800	43,200	*	*	48,000
Harvey & Iris Benn	340,000	252,600	87,400	1.5%	*	100,000
Keith & Patricia Bish	60,000	6,600	53,400	*	*	60,000
Richard M. Boblit	32,000	24,000	8,000	*	*	8,000
C. John Bryer	64,000	48,000	16,000	*	*	16,000
Donald K. Buck	40,000	20,600	19,400	*	*	20,000
Janice B. Buck	80,000	9,600	70,400	*	*	80,000
Leslie E. Buck 1997 Irrevocable Marital Deduction Trust (10)	160,000	89,600	70,400	*	*	80,000
Susan K. Buck-Richardson	40,000	3,600	36,400	*	*	40,000
Wendy Burr-Jordan	40,000	24,000	16,000	*	*	16,000
Frank Calvo	32,000	9,200	22,800	*	*	24,000
Carole Caraker	32,000	2,400	29,600	*	*	32,000
Sal & Anna Caro	569,490	329,090	240,400	2.5%	1.2%	280,000
Larry Carpenter	40,000	20,600	19,400	*	*	20,000
Verlena Collentine	32,000	2,400	29,600	*	*	32,000
Neal Cuppersmith	16,000	—	16,000	*	*	16,000

	Number of shares beneficially owned		Number of Shares Offered	Percentage beneficially owned		Total shares offered if over-allotment is exercised
Name of Beneficial Owner	Prior to Offering	After Offering		Prior to Offering	After Offering
Neal & Fran Cuppersmith	48,000	32,000	16,000	*	*	16,000
Helen Decker	32,000	9,200	22,800	*	*	24,000
Frank DePerty	24,000	1,200	22,800	*	*	24,000
James E. Donahue, Trustee of the James E. Donahue Family Trust, a Revocable Living Trust U/T/D 8/18/93 (11)	32,000	22,400	9,600	*	*	9,600
Ivan Dressner	24,000	1,200	22,800	*	*	24,000
Leonard S. Eisenberg	24,000	1,200	22,800	*	*	24,000
Earl & Margaret Feucht	80,000	68,000	12,000	*	*	12,000
Edward & Eleanor Fobben	24,000	8,000	16,000	*	*	16,000
Estate of Barry Freedman	24,000	12,000	12,000	*	*	12,000
Jack French	48,000	4,800	43,200	*	*	48,000
Dennis & Holly Fruchter	32,000	24,000	8,000	*	*	8,000
William Furling III	80,000	9,600	70,400	*	*	80,000
Robert Gardner (12)	40,000	28,000	12,000	*	*	12,000
Robert & Cynthia Gardner (13)	40,000	32,000	8,000	*	*	8,000
Charles Gee (14)	64,000	52,000	12,000	*	*	12,000
Leslie Gelber	56,000	19,600	36,400	*	*	40,000
Gelman Holdings Limited Partnership (15)	705,442	392,962	312,480	3.1%	1.4%	364,800
Michael Gelman	31,618	9,143	22,475	*	*	23,618
Scott Gelman	32,450	9,650	22,800	*	*	24,000
Donald & Doreen Groshan	32,000	2,400	29,600	*	*	32,000
The Groshan Trust Billie Groshan, Trustee, Edward Groshan, Trustee (16)	32,000	2,400	29,600	*	*	32,000
Edward H. Groshan Jr & Jane L Frankson Trust, dated 4/20/95 (17)	32,000	2,400	29,600	*	*	32,000
Mark & Sherry Groshan	32,000	2,400	29,600	*	*	32,000
Groshan Trust, Steve Groshan, Trustee, Jane Groshan, Trustee (18)	32,000	2,400	29,600	*	*	32,000
R. Keith & Carolyn Lou Hartley as Tenants in Common	240,000	232,000	8,000	1.0%	*	8,000
Clifford Hauptman	16,000	8,000	8,000	*	*	8,000
Kathy Harms-McClelland	16,000	13,600	2,400	*	*	2,400
Sanford Fairfax Hess	16,000	4,000	12,000	*	*	12,000
Hildebrandt Limited Partnership (19)	16,000	—	16,000	*	*	16,000
Stephen Hunt	32,000	2,400	29,600	*	*	32,000
Gary & Patricia Jay	80,000	43,600	36,400	*	*	40,000
Bennett Kugler	40,000	24,000	16,000	*	*	16,000
Ludy E. Langer Revocable Trust dtd 12/22/83 (20)	16,000	800	15,200	*	*	15,200
Jeffrey Lehman	208,000	79,800	128,200	*	*	148,000
Beverly Lewis (21)	24,000	3,200	11,584	*	*	11,584
Ronald Mattson	32,000	2,400	29,600	*	*	32,000
Forrest McClelland	16,000	13,600	2,400	*	*	2,400

	Number of shares beneficially owned		Number of Shares Offered	Percentage beneficially owned		Total shares offered if over-allotment is exercised
Name of Beneficial Owner	Prior to Offering	After Offering		Prior to Offering	After Offering
Joe Meals	32,000	16,000	16,000	*	*	16,000
William Mooney	44,800	15,200	29,600	*	*	32,000
Charles Moorman	48,000	32,000	16,000	*	*	16,000
Alton Morgan	40,000	24,000	16,000	*	*	16,000
Eugene Osman	16,000	—	16,000	*	*	16,000
RBC, F/B/O Larry Phillips IRA (22)	80,000	16,400	63,600	*	*	72,000
Jack Ross	80,000	9,600	70,400	*	*	80,000
Vernon & Arlene Rush	16,000	—	16,000	*	*	16,000
Douglas & Susan Ryherd	88,114	31,217	56,897	*	*	64,114
Elizabeth Ryherd	24,000	4,600	19,400	*	*	20,000
Gary Lee Ryherd	24,000	4,600	19,400	*	*	20,000
Lee Schwalben (23)	700,434	631,394	69,040	3.1%	2.3%	78,400
Selvin Family Trust u/a/d 12/21/84 (24)	27,200	1,680	25,520	*	*	27,200
Javaid Sheikh	368,000	209,200	158,800	1.6%	*	184,000
Robert Shockley	39,200	13,000	26,200	*	*	28,000
Dennis Smith	24,000	1,200	22,800	*	*	24,000
Alan & Sheila Snyder	32,000	12,600	19,400	*	*	20,000
Gary Stang	40,000	20,600	19,400	*	*	20,000
Swan Lake Investments, LLC (25)	373,220	302,820	70,400	1.6%	*	80,000
Thomas Szeto	32,000	16,000	16,000	*	*	16,000
Mark Tepper	54,934	5840	49,094	*	*	54,934
Marilyn Tepper	53,334	28,267	25,067	*	*	26,667
Thorburn 1993 Trust (26)	409,874	380,274	29,600	1.8%	1.4%	32,000
Dale Walker	160,000	123,600	36,400	*	*	40,000
Lila K. Washuta Revocable Trust of 1987 (27)	32,000	2,400	29,600	*	*	32,000
William J. Washuta Revocable Trust of 1987 (28)	32,000	2,400	29,600	*	*	32,000
Robert Watts	171,040	23,256	147,784	*	*	171,040
Fred Edward Wickman Family Trust (29)	24,000	8,000	16,000	*	*	16,000
William Zuro	32,000	16,000	16,000	*	*	16,000
All other selling stockholders (30)	222,643	51,934	143,689	*	*	143,689

*	denotes less than 1%
(1)	Mr. Kerker owns 64,000 shares of common stock and holds options to purchase 350,000 shares of common stock at the following prices: (i) 80,000 shares at $3.125 per share; (ii) 140,000 shares at $3.75 per share; and (iii) 130,000 shares at $7.50 per share. Of Mr. Kerker’s 350,000 options, 274,000 options are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above. Further, all of Mr. Kerker’s outstanding unvested options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as he is then employed by us, Mr. Kerker will be issued options to purchase 200,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above. Immediately prior to this offering, Mr. Kerker will exercise 46,520 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in Mr. Kerker receiving a net issuance of 25,804 shares of common stock and selling such shares in this offering. In addition, Mr. Kerker will sell all 64,000 shares of common stock in this offering.
(2)

Mr. Smith holds options to purchase 350,000 shares of common stock exercisable at the following prices: (i) 100,000 shares at $3.75 per share; (ii) 20,000 shares at $2.50 per share; (iii) 100,000 shares at $2.03 per share; and (iv) 130,000 at $7.50 per share. Of Mr. Smith’s 350,000 options, 302,000 are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above. Further, all of Mr. Smith’s outstanding unvested options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as he is then employed by us, Mr. Smith will be issued options to purchase 130,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above. Immediately prior to this offering, Mr. Smith will exercise 86,400 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in Mr. Smith receiving a net issuance of 53,831 shares of common stock and selling such shares in this offering.
(3)	Ms. Lambert holds options to purchase 280,000 shares of common stock at the following prices: (i) 8,000 shares at $1.75 per share; (ii) 192,000 shares at $3.00 per share; and (iii) 80,000 shares at $6.00 per share. Of Ms. Lambert’s 280,000 options, 244,000 options are immediately exercisable or exercisable within 60 days of June 30, 2009 and are included in the table above. Further, all of Ms. Lambert’s outstanding unvested options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as she is then employed by us, Ms. Lambert will be issued options to purchase 80,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above. Immediately prior to this offering, Ms. Lambert will exercise 64,800 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in Ms. Lambert receiving a net issuance of 34,194 shares of common stock and selling such shares in this offering.
(4)	Mr. Hirsch holds options to purchase 80,000 shares of common stock exercisable at $7.50 per share. Of Mr. Hirsch’s 80,000 options, none are immediately exercisable or exercisable within 60 days of June 30, 2009. Further, all of Mr. Hirsch’s options shall vest immediately upon the successful registration of our initial public offering and are included in the table above. Additionally, so long as he is then employed by us, Mr. Hirsch will be issued options to purchase 20,000 shares of common stock at the offering price upon the successful completion of the offering which options are included in the table above. Immediately after this offering, Mr. Hirsch will exercise 18,000 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in Mr. Hirsch receiving a net issuance of 5,062 shares of common stock and selling such shares in this offering if the over-allotment option is exercised by the underwriters.
(5)	Dr. Josephs owns 2,252,450 shares of common stock through the Josephs Family Limited Partnership and 200,000 shares in Charitable Remainder Unit Trust and holds options to purchase 604,000 shares of common stock exercisable at the following prices: (i) 270,000 at $0.1563 per share; (ii) 102,000 at $1.875 per share; (iii) 102,000 at $2.50 per share; (iv) 122,000 at $3.125 per share; and (v) 8,000 at $7.50 per share. All options are immediately exercisable or exercisable within 60 days of the date of this prospectus. All shares beneficially owned by Dr. Josephs and being sold pursuant to this offering are owned directly by the Josephs Family Limited Partnership.
(6)	Dr. Pabst owns 178,242 shares individually, an additional 320,000 shares through Pabst Company Limited and an additional 292,240 shares through the Trust of Lawrence Pabst 5/15/09. He also holds options to purchase 66,000 shares of common stock exercisable at the following prices: (i) 46,000 at $0.165 per share; (ii) 2,000 at $1.875 per share; (iii) 2,000 at $2.50 per share; (iv) 2,000 at $3.125 per share; and (v) 14,000 shares at $7.50 per share. All options are immediately exercisable. 40,000 shares beneficially owned by Dr. Pabst and being sold pursuant to this offering are owned directly by Pabst Company Limited, 40,000 shares beneficially owned by Dr. Pabst and being sold pursuant to this offering are owned directly by the Trust of Lawrence Pabst 5/15/09, and 48,772 shares beneficially owned by Dr. Pabst and being sold pursuant to this offering are owned directly by Dr. Pabst.
(7)	Dr. Trapp owns 858,290 shares of common stock and holds options to purchase 22,800 shares of common stock exercisable at the following prices: (i) 10,000 at $0.156 per share; (ii) 800 at $1.875 per share; (iii) 800 at $2.50 per share; (iv) 800 at $3.125 per share; and (v) 10,400 at $7.50 per share. All options are immediately exercisable. All shares beneficially owned by Dr. Trapp and being sold pursuant to this offering are owned directly by Dr. Trapp.
(8)	Immediately prior to this offering, the stockholder will exercise 8,000 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in the stockholder receiving a net issuance of 4,750 shares of common stock and selling such shares in this offering.
(9)	Shirley Barringer is trustee of the D. Dean Barringer & Shirley Barringer Revocable Trust Created Dated November 30, 1999.
(10)	Donald Buck is the trustee of the Leslie E. Buck 1997 Irrevocable Marital Deduction Trust. Mr. Buck disclaims beneficial ownership of these shares.
(11)	James Donahue is the trustee of the James E. Donahue Family Trust, a Revocable Living Trust U/T/D 8/18/93.
(12)	Includes 20,000 shares owned by Robert & Cynthia Gardner as joint tenants.
(13)	Includes 30,000 shares owned by Robert Gardner individually.
(14)	Includes 40,000 shares owned by the Charles M. Gee Jr. Family Trust of which Mr. Gee is Trustee.
(15)	Steven Gelman is the manager of the Gelman Holdings Limited Partnership and may be deemed to have dispositive and voting power over the shares owned by the Gelman Holdings Limited Partnership.
(16)	Billie Groshan and Edward Groshan are co-trustees of the Groshan Trust.
(17)	Edward H. Groshan and Jane L. Frankson are co-trustees of the Edward H. Groshan Jr & Jane L Frankson Trust, dated 4/20/95.
(18)	Steve Groshan and Jane Groshan are co-trustees of the Groshan Trust.
(19)	Oscar Hildebrandt is the managing partner of the Hildebrandt Limited Partnership and may be deemed to have dispositive and voting power over the shares owned by the partnership. Mr. Hildebrandt disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(20)	Ludy E. Langer is trustee of the Ludy E. Langer Revocable Trust dtd 12/22/83.
(21)	Immediately prior to this offering, the stockholder will exercise 20,800 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in the stockholder receiving a net issuance of 11,584 shares of common stock and selling such shares in this offering.
(22)	RBC Capital Markets Corporation is the custodian of the Larry Phillips IRA and has dispositive power with respect to these shares. Pete L. Hancuh is managing director of RBC. Mr. Hancuh disclaims beneficial ownership of these shares. Mr. Phillips is a registered broker-dealer and has certified that it has purchased the shares being offered by it in the ordinary course of business, and at the time of the purchase of such shares, had no agreements, arrangements or understandings, directly or indirectly, with any person to distribute such shares. Selling stockholders that are broker-dealers are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act.
(23)	Includes options to purchase 2,400 shares of common stock.

(24)	Manuel Selvin is the trustee of the Selvin Family Trust u/a/d 12/21/84.
(25)	John Walker is the manager of Swan Lakes Investments, LLC and has voting and dispositive power with respect to these shares.
(26)	David and Kate Thorburn are co-trustees of the Thorburn 1993 Trust.
(27)	Lila K. Washuta is the trustee of the Lila K. Washuta Revocable Trust of 1987.
(28)	William J. Washuta is the trustee of the William J. Washuta Revocable Trust of 1987.
(29)	Fred Wickman is the trustee of the Fred Edward Wickman Family Trust.
(30)	Includes each other selling stockholder who in the aggregate beneficially owns less than 1.0% of our common stock. Immediately prior to this offering, certain of these stockholders will exercise an aggregate of 42,800 stock options using the “net issuance” exercise method for payment of the exercise price and applicable withholding taxes, resulting in such stockholders receiving an aggregate net issuance of 15,780 shares of common stock and selling such shares in this offering.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering and the application of the use of proceeds of the offering, and after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering. The following is only a summary and is qualified by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws, and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

Authorized Capitalization

Our authorized capital stock consists of 125,000,000 shares each with a par value of $0.00001 per share, of which 100,000,000 shares are designated as common stock, and 25,000,000 shares are designated as preferred stock, the remaining terms of which can be set by resolution of our board of directors.

Common Stock

As of June 30, 2009, there were 22,880,780 shares of common stock outstanding, held of record by 180 stockholders. The holders of our common stock are entitled to the following rights:

Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting in the election of directors or for any other matters. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. For a further discussion, see “Dividend Policy.”

Liquidation Rights. In the event of the liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets available for distribution after payment of all liabilities and subject to the liquidation preferences of any outstanding preferred stock.

Other Matters. The common stock has no preemptive or conversion rights, other subscription rights or redemption or sinking fund provisions. After the offering, our common stock does not entitle its holder to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the designations, powers, preferences and the relative, participating, optional or other rights of any series of preferred stock. Issuances of preferred stock would be subject to the applicable rules of NASDAQ or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon our liquidation. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted. No shares of preferred stock are presently outstanding, and we have no present intention to issue any shares of preferred stock.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action required or permitted to be taken by our stockholders must be affected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.

Ability to Call Special Meetings

Our amended and restated bylaws provide that special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of our board of directors or by our chief executive officer. Special meetings may also be called by the holders of at least 10% of the outstanding shares of our common stock.

Anti-Takeover Effects of Provisions of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

General. Our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL contain certain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest, or otherwise. These provisions have been implemented to enable us, particularly but not exclusively in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our board of directors or our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and the DGCL that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the DGCL.

Authorized but Unissued Preferred Stock. Our amended and restated certificate of incorporation authorizes our board of directors to issue up to 25,000,000 shares of preferred stock in one or more series and to determine, with respect to any series of preferred stock, the terms and rights of such series without any further vote or action by our stockholders. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. We do not currently have plans to issue any shares of preferred stock.

Number of Directors; Removal; Filling Vacancies. Our amended and restated bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Delaware law provides that vacancies on the board of directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Advance Notice for Stockholder Proposals and Director Nominations. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Exchange Act, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting, and who has given to our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

The presiding officer at such meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors. Although neither our amended and restated certificate of incorporation nor our amended and restated bylaws gives the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals, our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or they may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Amendments to Bylaws. Our amended and restated certificate of incorporation provides that only our board of directors or the holders of a majority of the shares entitled to vote at an annual or special meeting of stockholders have the power to amend or repeal our amended and restated bylaws. Any provisions describing the 10% stockholders and their rights and powers may only be amended with 10% stockholder approval.

Amendments to Certificate of Incorporation. Any proposal to amend, alter, change or repeal any provision of our amended and restated certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters.

Delaware Statutory Provisions

Anti-Takeover Provision of Delaware Law. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder. “Business combination” includes a merger, consolidation, asset sale or other transaction resulting in financial benefit to the interested stockholder. “Interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own 15% or more of the corporation’s voting stock. This prohibition does not apply if:

•

prior to the time that the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the stockholder’s becoming an interested stockholder;

•

upon consummation of the transaction resulting in the stockholder’s becoming an interested stockholder, the stockholder owns at least 85% of the outstanding voting stock of the corporation, excluding voting stock owned by directors who are also officers and certain employee stock plans; or

•

at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that the interested stockholder does not own.

A Delaware corporation may elect not to be governed by these restrictions. We have not made such election. Although Mr. Wayne Gorsek beneficially owns more than 15% of our stock, he is not subject to the restrictions of Section 203 of the DGCL.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation limits the liability of our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnity agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers or controlling persons pursuant to the provisions described in the preceding paragraph, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Insurance Policies

We maintain an insurance policy covering our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

NASDAQ Global Market

We have applied to list our common stock on the NASDAQ Global Market under the symbol “VITC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is BNY/Mellon Investor Services LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares

We will have 27,522,712 shares of common stock outstanding after the completion of this offering (28,191,096 shares if the underwriters’ over-allotment is exercised in full). Of those shares, the 11,000,000 shares of common stock sold in the offering (12,650,000 shares if the underwriters’ over-allotment option is exercised in full) will be freely transferable without restriction, unless purchased by persons deemed to be our “affiliates” as defined in Rule 144 under the Securities Act and the rules promulgated thereunder. Any shares purchased by an affiliate may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 promulgated under the Securities Act. The remaining 16,522,712 shares of common stock to be outstanding immediately following the completion of this offering are “restricted,” which means they were originally sold in offerings that were not registered under the Securities Act. Restricted shares may be sold through registration under the Securities Act or under an available exemption from registration, such as provided through Rule 144 or Rule 701 of the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 275,227 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract, before we were subject to the reporting requirements of the Exchange Act, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described below.

As of June 30, 2009, after giving effect to a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering, 1,344,000 shares of our outstanding common stock and 2,589,200 of our outstanding options to purchase common stock were issued in reliance on Rule 701.

Sales under Rules 144 and 701

Prior to the completion of this offering, there has been no public market for our common stock. No precise prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. We are unable to estimate the number of our shares that may be sold in the public market pursuant to Rule 144 or Rule 701 (or pursuant to Form S-8, if applicable, as discussed below) because this will depend on the market price of our common stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of our common stock in the public market could adversely affect the market price of our common stock offered hereby.

Stock Options

Within three months following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 4,000,000 shares of common stock reserved for issuance under our 2000 Plan and 1,600,000 shares for issuance under our 2007 Plan, thus permitting the resale of such shares. However, shares held by our affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. We intend to allow certain option holders to exercise their options and sell the underlying shares as Selling Stockholders in this initial public offering.

Lock-Up Agreements

All directors and officers, and certain other stockholders and optionholders, have entered into lock-up agreements under which they have agreed not to directly or indirectly transfer, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days from the date of this prospectus (subject to extension in certain circumstances, as described below). Transfers or dispositions can be made sooner for:

•	any shares of common stock acquired from the representatives as part of this offering in connection with the directed share program;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; or

•

the transfer of any or all of the shares of common stock owned by a stockholder, either during such stockholder’s lifetime or on death, by gift, will or intestate succession to the immediate family of the stockholder or to a trust the beneficiaries of which are exclusively the stockholder and/or a member or members of the stockholder’s immediate family;

provided in each case that the recipient of those shares agrees to be bound by the foregoing restrictions for the duration of the 180 days.

In addition, transfers or dispositions can be made sooner with the prior written consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc. Lastly, during the 180-day lock-up period, a 10(b)(5)-1 trading plan that complies with Rule 10(b)(5)-1 under the Exchange Act may be established or amended, so long as there are no sales of our common stock under such plans during the lock-up period.

In addition, we have agreed that, without the prior written consent of Jefferies & Company, Inc. and Oppenheimer & Co. Inc. we will not offer, transfer or dispose of, directly or indirectly, any shares of common stock, any security convertible into or exchangeable or exercisable for shares of common stock or any securities substantially similar to our common stock until a date that is 180 days after the date of this prospectus. Our agreement with the underwriters provides, however, that we may, without such consent, grant options and sell shares pursuant to our stock plans provided that the recipients of those shares agree to be bound by the foregoing restrictions for the duration of the 180 days.

The 180-day lock-up periods described above will be extended if (1) we release earnings results or material news or a material event relating to our company occurs during the last 17 days of the lock-up period or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period. In either case, the lock-up period will be extended for 18 days after the date of the release of the earnings results or the occurrence of the material news or material event, unless (1) waived by Jefferies & Company, Inc. and Oppenheimer & Co. Inc. or (2) our chief financial officer makes certain certifications to Jefferies & Company, Inc. and Oppenheimer & Co. Inc. regarding our securities and operations. To the extent shares of our common stock are released before the expiration of the lock-up period and are sold into the market, the market price of our common stock could decline.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Jefferies & Company, Inc. and Oppenheimer & Co. Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name.

Underwriters	Number of Shares
Jefferies & Company, Inc.
Oppenheimer & Co. Inc.
Needham & Company, LLC
Roth Capital Partners, LLC

Total	11,000,000

Of the 11,000,000 shares to be purchased by the underwriters, 4,495,987 shares will be purchased from us and 6,504,013 shares will be purchased from the selling stockholders.

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased.

Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

At our request, the underwriters have reserved up to 5% of the shares of common stock for sale at the initial public offering price to persons who are directors, officers or employees. The number of shares of common stock available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares of common stock offered. We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, in connection with the sales of the directed shares.

The shares of our common stock should be ready for delivery on or about                     , 2009 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $             per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $             per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We and the selling stockholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 663,322 additional shares from us and a maximum of 986,678 additional shares from the selling stockholders solely to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $19,800,000 and, before expenses, the total proceeds to us will be $7,959,864 and the total proceeds to the selling stockholders will be $11,840,136. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the selling stockholders:

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $1.7 million. We are paying all of the expenses of this offering. The selling stockholders will not pay any expenses of this offering, other than the underwriting discounts and commissions.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

We, our officers and directors, all of the selling stockholders and substantially all other stockholders have agreed to a 180-day lock-up with respect to shares of our common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, without the prior written consent of the representatives, for a period of 180 days following the date of this prospectus, we and such persons may not, subject to certain exceptions, directly or indirectly (1) sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock, or securities exchangeable or exercisable for or convertible into shares of common stock currently or hereafter owned either of record or beneficially or (2) publicly announce an intention to do any of the foregoing. In addition, the lock-up period may be extended in the event that we issue a release earnings or announce certain material news or a material event with respect to us occurs during the last 17 days of the lock-up period, or prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period.

The restrictions in these lock-up agreements will not apply, subject to certain conditions, to transactions relating to (1) any shares of common stock acquired from the representatives as part of this offering in connection with the directed share program, (2) transactions relating to shares of common stock or other securities acquired in open market transactions after completion of this offering or (3) the transfer of any or all of the shares of common stock owned by a stockholder, either during such stockholder’s lifetime or on death, by gift, will or interstate succession to the immediate family of the stockholder or to a trust the beneficiaries of which are exclusively the stockholder and/or a member or members of the stockholder’s immediate family, provided, however, that the recipient in each of (1), (2) and (3) agrees to be bound by such restrictions.

The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

While we have applied to have our common stock listed on the NASDAQ Global Market under the symbol VITC, there has been no public market for the shares prior to this offering. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.

We cannot assure you that the initial public offering price will correspond to the price of which the common stock will trade in the public market after the offering or that an active trading market for the common stock will develop and continue after the offering.

SEC rules may limit the ability of the underwriters to bid for or purchase shares of our common stock before distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•

Stabilizing transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the market price of our common stock, so long as stabilizing bids do not exceed a specified maximum.

•

Over-allotments and syndicate covering transactions. The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. A bid for or purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters is a “syndicate covering transaction”. Establishing short sales positions may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after the pricing of this offering, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•

Penalty bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•

Passive market making. Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market if such purchases by the underwriters were not occurring. The imposition of a penalty bid might also have an effect on the price of our common stock if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may occur on the NASDAQ Global Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

The validity of the common stock to be sold in this offering will be passed upon for us by Shefsky & Froelich Ltd., Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, in Los Angeles, California.

EXPERTS

Our financial statements at, and for each of the three years in the period ended December 31, 2008, appearing in this prospectus and registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (SEC) relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement and exhibits and schedules to the registration statement.

We will file annual, quarterly, and current reports, proxy statements and other information with the SEC. Anyone may read and copy any document we file with the SEC without charge at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

The accompanying consolidated financial statements give effect to a 4-for-5 reverse stock split of the common stock of Vitacost.com, Inc. which will take place immediately prior to the effectiveness of the registration statement. The following report is in the form which will be furnished by McGladrey & Pullen, LLP, an independent registered public accounting firm, upon completion of the 4-for-5 reverse split of the common stock of Vitacost.com, Inc. described in Note 13 to the consolidated financial statements and assuming that from March 20, 2009 to the date of such completion no other material events have occurred that would affect the consolidated financial statements or the required disclosures therein.

/s/ McGladrey & Pullen, LLP

Ft. Lauderdale, FL

August 24, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

Vitacost.com and Subsidiary

We have audited the accompanying consolidated balance sheets of Vitacost.com, Inc. and Subsidiary (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vitacost.com, Inc. and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Fort Lauderdale, Florida

March 20, 2009

(                         , 2009 as to Note 13)

Vitacost.com, Inc. and Subsidiary

Consolidated Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets
Current Assets
Cash and cash equivalents	$61,326	$675
Accounts receivable	842,523	581,109
Other receivables	645,451	610,493
Related party receivable	215,241	—
Inventory, net	21,662,746	14,709,795
Prepaid expenses	656,975	332,632
Deferred income taxes	1,179,288	670,199

Total current assets	25,263,550	16,904,903

Property and Equipment, net	19,305,832	16,619,958

Goodwill	2,200,000	2,200,000
Intangible Assets, net	13,947	39,191
Deposits	85,207	137,659
Deferred Income Taxes	—	760,007

	2,299,154	3,136,857

Total assets	$46,868,536	$36,661,718

Liabilities and Stockholders’ Equity
Current Liabilities
Line of credit	$9,412,630	$4,479,477
Current maturities of note payable	983,032	975,306
Current maturities of capital lease obligation	58,343	57,468
Accounts payable	15,769,909	14,041,463
Deferred revenue	2,379,298	1,213,499
Accrued expenses	2,620,760	2,644,874
Income taxes payable	29,252	27,403

Total current liabilities	31,253,224	23,439,490

Note Payable, less current maturities	5,740,436	6,723,406
Note Payable, related party	2,000,000	—
Capital Lease Obligation, less current maturities	37,698	104,438
Deferred Tax Liability	167,368	—
Interest Rate Swap Liability	704,840	241,702

Total liabilities	$39,903,566	$30,509,036

Commitments and Contingencies

Stockholders’ Equity
Preferred stock, par value $.00001 per share; authorized 25,000,000; no shares issued and outstanding at December 31, 2008 and 2007	$—	$—
Common stock, par value $.00001 per share; 100,000,000 authorized, 23,188,380 shares outstanding at December 31, 2008 and 2007	232	232
Additional paid-in capital	11,457,241	10,662,360
Note receivable from exercise of options	(1,165,625)	(1,165,625)
Accumulated deficit	(3,326,878)	(3,344,285)

Total stockholders’ equity	6,964,970	6,152,682

Total liabilities and stockholders’ equity	$46,868,536	$36,661,718

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Consolidated Statements of Operations

For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Net sales	$143,602,279	$99,290,423	$66,356,509
Cost of goods sold	105,529,254	70,381,559	47,067,342

Gross profit	38,073,025	28,908,864	19,289,167

Operating expenses:
Fulfillment	8,392,639	6,628,753	4,140,074
Sales and marketing	13,146,574	10,844,658	6,990,794
General and administrative	14,871,648	11,116,533	8,003,559

	36,410,861	28,589,944	19,134,427

Operating income	1,662,164	318,920	154,740

Other income (expense):
Interest income	85,918	94,058	31,476
Interest expense	(1,236,330)	(609,505)	(48,677)
Other (expense) income	(12,717)	744,473	24,589

	(1,163,129)	229,026	7,388

Income before income taxes	499,035	547,946	162,128
Income tax (expense) benefit	(481,628)	1,278,552	11,117

Net income	$17,407	$1,826,498	$173,245

Basic per share information:
Net income available to common stockholders	$0.00	$0.08	$0.01

Weighted average shares outstanding	23,188,380	23,188,380	22,086,780

Diluted per share information:
Net income available to common stockholders	$0.00	$0.08	$0.01

Weighted average shares outstanding	23,975,068	24,087,978	22,900,322

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock		Additional Paid-In Capital	Note Receivable From Exercise of Options	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2005	21,896,780	$219	$8,222,223	$—	$(5,344,028)	$2,878,414
Stock options exercised	190,000	2	299,343	—	—	299,345
Net income	—	—	—	—	173,245	173,245
Stock-based compensation expense	—	—	107,120	—	—	107,120

Balance, December 31, 2006	22,086,780	221	8,628,686	—	(5,170,783)	3,458,124
Stock options exercised	1,101,600	11	1,246,737	(1,165,625)	—	81,123
Net income	—	—	—	—	1,826,498	1,826,498
Stock-based compensation expense	—	—	786,937	—	—	786,937

Balance, December 31, 2007	23,188,380	232	10,662,360	(1,165,625)	(3,344,285)	6,152,682
Net income	—	—	—	—	17,407	17,407
Stock-based compensation expense	—	—	794,881	—	—	794,881

Balance, December 31, 2008	23,188,380	$232	$11,457,241	$(1,165,625)	$(3,326,878)	$6,964,970

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Cash Flows From Operating Activities
Net income	$17,407	$1,826,498	$173,245
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	2,839,089	1,492,554	905,175
Amortization	25,244	25,244	55,690
Change in fair value of interest rate swap	463,138	241,702	—
Stock-based compensation expense	794,881	786,937	107,120
Deferred taxes	418,286	(1,326,962)	(13,244)
Provision for inventory reserve	149,615	53,939	(15,030)
(Gain) loss on disposition of property and equipment and other assets	(56,937)	(766,253)	38,252
Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivables	(261,414)	(200,082)	(333,279)
Other receivables	(34,958)	(331,369)	(138,968)
Inventory	(7,102,566)	(5,900,227)	(4,179,708)
Prepaid expenses	(324,343)	(156,849)	29,277
Increase (decrease) in:
Accounts payable	1,295,341	4,430,341	4,696,393
Deferred revenue	1,165,799	312,897	254,804
Accrued expenses	(24,114)	1,566,107	474,690
Income taxes payable	1,849	25,276	2,127

Net cash (used in) provided by operating activities	(633,683)	2,079,753	2,056,544

Cash Flows From Investing Activities
Proceeds from disposition of property, equipment and intangible assets	118,920	2,070,632	—
Advance to related party	(215,241)	—	—
Payments for the purchase of property and equipment	(5,153,841)	(15,736,395)	(2,820,689)
Decrease (increase) in deposits	52,452	(52,639)	(40,000)

Net cash used in investing activities	(5,197,710)	(13,718,402)	(2,860,689)

Cash Flows From Financing Activities
Borrowings on note payable	—	7,799,079	500,000
Principal payments on note payable	(975,244)	(800,322)	(209,744)
Borrowings on related party note payable	2,575,000	—	—
Repayments on related party note payable	(575,000)	—	—
Net borrowings on line of credit	4,933,153	4,479,477	—
Repayments on capital lease obligation	(65,865)	(21,409)	—
Proceeds from the exercise of stock options	—	81,123	299,345

Net cash provided by financing activities	5,892,044	11,537,948	589,601

Net increase (decrease)	60,651	(100,701)	(214,544)
Cash and cash equivalents:
Beginning	675	101,376	315,920

Ending	$61,326	$675	$101,376

Supplemental Disclosures of Cash Flow Information Cash payments for:
Interest	$773,192	$367,802	$50,716

Income taxes	$120,000	$30,159	$—

Supplemental Schedule of Noncash Investing and Financing Activities
Property and equipment purchased through a capital lease	$—	$183,316	$—

Property and equipment purchased through accounts payable	$433,105	$—	$—

Property and equipment purchased through notes payable	$—	$7,799,079	$—

Note receivable for exercise of options	$—	$1,165,625	$—

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Vitacost.com, Inc. and Subsidiary (“Vitacost” or the “Company”) are involved in the distribution of nutritional supplements as an internet-based retailer. Vitacost was incorporated in 1994 and entered the internet-based retailing area in 1999. Vitacost sells a proprietary and internally developed line of nutraceuticals as well as a selection of other manufacturers’ brand-name vitamin products. The Company distributes products from two primary locations in North Carolina and Nevada.

As reflected in the consolidated balance sheets as of December 31, 2008, the Company had a working capital deficit of approximately $6.0 million. The working capital characteristics of the business allow the Company to collect cash from sales to customers within a few business days of the related sale, while the Company typically has extended payment terms with its suppliers. The Company’s ability to meet its obligations in the ordinary course of business is dependent upon its ability to continue to manage its working capital, generate a positive cash flow from operating activities or raise additional financing through public or private debt or equity financing, or other sources of financing to funds operations. The Company believes that its plan, together with working capital management, should be sufficient to satisfy its cash requirements through December 31, 2009.

A summary of Vitacost.com, Inc. and Subsidiary’s significant accounting policies follows:

Earnings per share: We compute earnings per share in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings Per Share.” Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common shares, including stock options. The following table reconciles basic weighted-average shares outstanding to diluted weighted-average shares outstanding for years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,
	2008	2007	2006
Weighted-average shares outstanding—basic	23,188,380	23,188,380	22,086,780
Stock options	786,688	899,598	813,542

Weighted-average shares outstanding—diluted	23,975,068	24,087,978	22,900,322

For all periods we reported income, therefore common stock equivalents related to employee stock-based compensation are included in the computation of diluted earnings per share to the extent that their exercise costs exceeded market value. Securities that could potentially dilute earnings per share in the future, but which were not included in the calculation of diluted earnings per share because to do so would have been antidilutive for the periods presented, are as follows:

	Years Ended December 31,
	2008	2007	2006
Antidilutive common stock equivalents excluded from diluted earnings per share	698,469	503,724	358,405

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Principles of consolidation: The consolidated financial statements include the accounts of Vitacost and Nutraceutical Sciences Institute, Inc., its wholly-owned Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting estimates: The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include management’s forecast of future cash flows used as a basis to assess recoverability of long-lived assets, including intangible assets and goodwill, projections of future taxable income used to assess the Company’s ability to utilize its net operating loss carryforwards, the reserve for inventory obsolescence and assumptions used in valuation of the Company’s stock.

Cash and cash equivalents: The Company considers all highly-liquid investments purchased with original maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents in various bank deposit accounts which, at times, may exceed the federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on such accounts.

Accounts receivable: Accounts receivable consist of amounts in transit from banks for customer credit card, debit card and electronic benefit transfer transactions that are generally processed by the banks within seven days of authorization. Based on the Company’s historical collection experience and a review of the current status of accounts receivable, no allowance for doubtful accounts has been recorded as of December 31, 2008 and 2007.

Other receivables: Other receivables primarily consist of amounts due from vendors under marketing cooperative arrangements. Amounts recorded relative to these arrangements are classified as a reduction of advertising expense, included in sales and marketing expenses. Pursuant to these agreements, for the years ended December 31, 2008, 2007, and 2006, advertising expense was reduced by $887,735, $612,870, and $317,387, respectively.

Inventory: Inventory, consisting primarily of nutritional supplements, is stated at the lower of cost or market on a first in, first out (“FIFO”) method. Management determines the inventory reserve by regularly reviewing and evaluating individual inventory items and movement history. Inventory is written off when deemed obsolete or unsellable.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Property and equipment: Property and equipment is stated at cost. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the assets or the lease term. Depreciation is computed using the straight-line method over the following estimated useful lives:

Years
Furniture, fixtures and equipment	3 – 7
Computers	3 – 5
Software	3 – 5
Leasehold improvements	6 – 39
Buildings and building improvements	39

Upon retirement or sale, the cost and accumulated depreciation are eliminated from the accounts and the gain or loss, if any, is included in the consolidated statements of operations.

Goodwill: Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (“SFAS No. 142”), Goodwill and Other Intangible Assets. This pronouncement requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized, but rather tested for impairment at least annually. The Company completed the annual goodwill impairment test and no impairment exists as of December 31, 2008.

Intangible assets: Intangible assets primarily consist of customer lists and internet domain names acquired as a result of business combinations and are being amortized over their estimated useful lives of five to ten years, using the straight-line method.

Long-lived assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the asset with the estimated undiscounted future cash flows associated with the use of the asset and its eventual disposition. Should the review indicate that the asset is not recoverable, the Company’s carrying value of the asset would be reduced to its estimated fair value, which is measured by future discounted cash flows.

Revenue recognition and shipping and handling: Revenue from the sale of vitamins, nutritional supplements and other related products is recognized when all the following criteria are met: a customer executes an order, the sales price and the shipping and handling fee have been determined, credit card authorization has occurred and collection is reasonably assured and the product has been received by the customer. The Company’s internet sales are made to customers permitting certain limited rights of return for a 30-day period. It has been the Company’s experience that such returns have been insignificant. Based on its experiences, the Company recorded a reserve of $85,000 and $48,000 at December 31, 2008 and 2007, respectively.

The Company enters agreements whereby third parties are able to advertise through the Company’s website. The Company is paid and recognizes revenue based upon the contractual agreement, generally upon consummation of a sale by the third party advertiser. Revenue related to these agreements was $1.5 million, $840,000, and $132,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Shipping and handling billed to customers is classified as revenue in accordance with Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force (“EITF”) No. 00-10 (“EITF No. 00-10”), Accounting for Shipping and Handling Fees and Costs. Shipping and handling revenue totaled approximately $10,833,000, $7,462,000, and $5,451,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Shipping and handling costs are expensed as incurred and recorded as a component of cost of goods sold. Shipping and handling expense totaled approximately $14,751,000, $10,204,000, and $6,850,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Deferred revenue: Deferred revenue represents orders that have been shipped but not yet received by the customer.

Operating expenses: The Company’s operating expenses are grouped into three categories: fulfillment, sales and marketing and general and administrative. The following is a brief synopsis of each category:

Fulfillment expenses: Fulfillment expenses include the costs of warehouse supplies, equipment, maintenance, employees and rent.

Sales and marketing expenses: Sales and marketing expenses include advertising and promotional expenditures, website referral expenditures including third-party content license fees, traditional media advertising, catalogue expenses and payroll-related expenses for personnel engaged in marketing, sales and website development and maintenance. The Company expenses advertising costs as incurred. Total advertising expense amounted to approximately $7,355,000, $7,805,000, and $4,718,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

General and administrative expenses: General and administrative expenses consist of management and executive compensation, customer service compensation, credit card fees, professional services and general corporate expenses, such as depreciation, amortization, telephone expenses, office supplies, and repairs and maintenance on office equipment. Included in general and administrative expenses is $666,347 related to professional services incurred relative to the Company’s consideration of an IPO strategy for the year ended December 31, 2007.

Stock-based compensation: The Company provides stock incentive plans which have reserved 7,000,000 shares of common stock of Vitacost to grant nonqualified and incentive stock options to employees, officers, directors and certain non-employees. Under the terms of the plans, options to purchase stock are granted at an exercise price that is determined by the Compensation Committee of the Company’s Board of Directors. Nonqualified options generally become exercisable on the date of the grant and expire in ten years. Incentive stock options generally become exercisable over a five-year period and the maximum term of the option may not exceed ten years.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payment, (“SFAS 123R”). This statement requires the measurement and recognition of compensation expense at fair value of stock awards. Compensation expense for awards and related tax effects is recognized as they vest. Compensation cost related to stock options recognized in earnings under SFAS No. 123R in 2008, 2007, and 2006 was approximately $795,000, $787,000, and $107,000 on a pretax basis, respectively.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The fair value of each option award is estimated on the date of grant using an option valuation method that uses the assumptions noted in the following table. The closed-form valuation technique incorporates assumptions for the expected volatility of the stock price, the expected term of the option, expected dividends, forfeitures and risk-free interest rate for the expected term of the option. As a result of its limited trading history, the Company uses expected volatilities based on the historical volatility of a sample of companies in a similar industry that reflects the size of the Company. The expected term of the option is based on historical experience and represents the time period options actually remain outstanding. The risk-free interest rate takes into account the time-value of money. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at time of grant. We estimated forfeitures based on historical pre-vesting forfeitures and shall revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

The fair value of each option granted was estimated using the following assumptions:

	2008	2007	2006
Expected life–employees	4.5-7.5 years	5.5-8 years	7 years
Expected life–senior management	5 years	5.5-7.5 years	10 years
Volatility percentage	65%-79%	65%-87%	89.3%-90.1%
Interest rate	1.55%-3.99%	5.03%	4.66%-4.67%
Dividends	None	None	None
Forfeiture rate–senior management	1.00%	1.00%	1.00%
Forfeiture rate–employees	4.00%	4.00%	4.00%

Segment reporting: The Company offers third-party products as well as proprietary products in a variety of categories to their customers. The products represent one operating segment as, other than revenue, no discrete financial information is available or utilized by the Company. Net sales are derived from the following products:

	2008	2007	2006
Third-party product (1)	$87,263,675	$57,170,429	$38,363,511
Nutraceutical Sciences Institute and other proprietary products	45,505,551	34,658,213	22,542,069
Billed shipping and handling	10,833,053	7,461,781	5,450,929

	$143,602,279	$99,290,423	$66,356,509

(1)	Third-party products includes advertising and fees earned from affiliate programs of approximately $1,553,000, $840,000 and $132,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Derivative financial instruments: The Company’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the debt with variable interest rates. These instruments are not designated as hedges for financial reporting purposes; accordingly, gains and losses related to fair value are reflected in the statement of operations at each reporting date. During 2007, the Company entered into two interest rate swap agreements with total notional amounts of $3,360,000 and $1,849,263, respectively.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

These swaps require the Company to pay a fixed rate of 6.81% and 6.85%, respectively, and receive a floating interest payment based on LIBOR plus 1.4% and 1.75%, respectively. During 2008, the Company entered into another interest rate swap agreement with a total notional amount of $ 2,573,884, which requires the Company to pay a fixed rate of 6.03%, and receive a floating interest payment based on LIBOR plus 2.5%. As of December 31, 2008, these interest rate swaps had a fair value of ($704,840) and are recognized as a liability on the consolidated balance sheets. Changes in fair value are included in interest expense in the accompanying statements of operations.

Fair value of financial instruments: In September 2006, the FASB issued SFAS 157 Fair Value Measurement, which defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Company adopted SFAS No. 157 at the beginning of the fiscal year. SFAS No. 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. SFAS No. 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to FAS No. 157.

The Company’s interest rate swaps are pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rate is observable at commonly quoted intervals for the full term of the swaps and therefore is considered a level 2 item. For the year ended December 31, 2008, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, other receivables, accounts payable and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities. The fair value of the related party notes payable approximates the carrying amount because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms. While the notes are contingently convertible upon an event of default, as of December 31, 2008, these related party notes are not convertible as no event of default has occurred; accordingly, no fair value has been ascribed to the conversion feature.

Income taxes: The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). Under SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2007, the Company adopted the Financial Accounting Standards Board’s (“FASB”) Interpretation Number 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority.

Reclassifications: Certain reclassifications have been made to the December 31, 2008 consolidated financial statements in order to conform to the December 31, 2007 presentation, with no effect on net income or stockholders’ equity.

Note 2. Inventory

Inventory consists of the following as of December 31, 2008 and 2007:

	2008	2007
Raw materials	$4,032,270	$836,651
Work in process	711,639	1,324,465
Finished goods	17,245,345	12,725,572

	21,989,254	14,886,688
Less: Inventory reserve	326,508	176,893

	$21,662,746	$14,709,795

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 3. Property and Equipment

Property and equipment consists of the following as of December 31, 2008 and 2007:

	2008	2007
Buildings and building improvements	$7,822,974	$3,961,446
Furniture, fixtures and equipment	11,808,971	5,804,472
Computers	2,534,694	2,307,725
Software	1,831,346	1,410,397
Leasehold improvements	813,481	640,390
Land	460,000	460,000

	25,271,466	14,584,430
Less accumulated depreciation	5,965,634	3,239,146

	19,305,832	11,345,284
Construction-in-progress	—	5,274,674

	$19,305,832	$16,619,958

Construction-in-progress relates to the build-out of a manufacturing line in the North Carolina distribution facility that was completed in April 2008.

On January 31, 2007, the Company consummated the sale of land in Utah to an independent third party for $1,870,558. The land was purchased by the Company in January 2006 also from an independent third party and had a net book value of $1,068,098 at the time of sale, resulting in a gain of approximately $802,000, which is included in other income on the accompanying consolidated statements of operations.

Note 4. Intangible Assets

Intangible assets consist of the following as of December 31, 2008 and 2007:

	2008	2007
Customer lists	$580,000	$580,000
Internet domain names	66,750	66,750

	646,750	646,750
Less accumulated amortization	632,803	607,559

	$13,947	$39,191

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 4. Intangible Assets (Continued)

The future estimated aggregate amortization expense on intangible assets as of December 31, 2008 is as follows:

Year Ending December 31,	Amount
2009	$4,850
2010	4,850
2011	4,247

$13,947

Note 5. Accrued Expenses

Accrued expenses consist of the following at December 31, 2008 and 2007:

	2008	2007
Accrued advertising	$312,283	$1,115,040
Salaries, wages and benefits	731,539	480,580
Professional services	217,144	308,339
Deferred rent	553,088	405,416
Lease liability	236,167	—
Other	570,539	335,499

	$2,620,760	$2,644,874

Note 6. Notes Payable

In February 2007 and in connection with the purchase of a new distribution center in North Carolina, the Company entered into a promissory note agreement in the amount of $3,360,000. The promissory note is to be repaid in monthly payments of principal and interest at a rate equal to 1-month LIBOR plus 1.4% (1.84% and 6.42% as of December 31, 2008 and 2007, respectively) with final payment of $2,688,166 due on February 14, 2014. The loan is collateralized by the property purchased with a depreciated cost of $3,898,818 as of December 31, 2008. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. As of December 31, 2008, the Company was in compliance with these covenants. Borrowings outstanding as of December 31, 2008 and 2007 were $3,211,693 and 3,293,582, respectively.

On April 23, 2007, the Company entered into a promissory note in the amount of $1,535,467 with a bank to finance the purchase of machinery and equipment. The note bears interest at one-month LIBOR plus 1.75% (2.19% and 6.77% as of December 31, 2008 and 2007, respectively) and is payable in 60 monthly principal and interest payments. The note contains certain restrictive covenants, which require minimum financial ratios, including funded debt to EBITDA and a fixed coverage ratio. The note is collateralized by the equipment that was purchased with a depreciated cost of $1,398,524 as of December 31, 2007. On October 11, 2007, the note was amended to increase borrowings by $313,796, totaling $1,849,263. Borrowings outstanding as of December 31, 2008 and 2007 were $1,417,768 and 1,787,621, respectively.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 6. Notes Payable (Continued)

On August 3, 2007, the Company entered into a loan and security agreement with a financial institution with maximum borrowings equal to the lesser of $8,000,000 or the borrowing base amount which is based on a percentage of eligible inventories as outlined in the agreement. Borrowings made on the loan were used to repay term loans with a different financial institution. The initial term of the agreement will be through August 2010 with the option to renew year to year unless terminated by either party. The agreement also provides for letters of credit up to $1,000,000. Effective July 2008, this loan was amended to revise certain covenants and the interest rate was increased to 1-month LIBOR plus 2.75% (3.19% and 6.77% as of December 31, 2008 and 2007, respectively). The line of credit is collateralized by all personal property of the Company excluding equipment. Under the agreement, the Company must maintain certain ratios. Borrowings outstanding as of December 31, 2008 and 2007 were $9,412,630 and $4,479,477, respectively, which includes $3,928,932 and $1,197,947, respectively of checks issued at December 31, 2008 which have not cleared the bank.

On November 13, 2007, the Company entered into a promissory note in the amount of $2,521,797 with a bank to finance the purchase of machinery and equipment. The note bears interest at one month LIBOR plus 2.5% (2.94% and 7.52% as of December 31, 2008 and 2007, respectively) and is payable in 60 monthly principal and interest payments. The note was amended on December 19, 2007 to increase the balance to $2,617,509. The note is collateralized by equipment purchased with a depreciated cost of $2,242,969 as of December 31, 2008. Borrowings outstanding on the note as of December 31, 2008 and 2007 were $2,094,007 and $2,617,509, respectively.

Long term debt consists of the following as of December 31, 2008 and 2007:

	2008	2007
Note payable to a bank, payable in monthly installments of principal and interest at 1-month LIBOR plus 1.4% (1.84% as of December 31, 2008), collateralized by land and building	$3,211,693	$3,293,582
Note payable to a bank, bearing interest at 1-month LIBOR plus 1.75%, (2.19% as of December 31, 2008), payable in monthly installments of principal and interest through March 2012, collateralized by equipment	1,417,768	1,787,621
Note payable to a bank, payable in monthly installments of principal and interest at 1-month LIBOR plus 2.5% (2.94% as of December 31, 2008), collateralized by equipment	2,094,007	2,617,509

	6,723,468	7,698,712
Less current maturities	983,032	975,306

	$5,740,436	$6,723,406

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 6. Notes Payable (Continued)

Aggregate future maturities required on long-term debt as of December 31, 2008 are as follows:

Year Ending December 31,
2009	$983,032
2010	988,786
2011	995,602
2012	940,644
2013	116,265
Thereafter	2,699,139

$6,723,468

Note 7. Stock Option Plan

The outstanding options as of December 31, 2008 and 2007 and changes during the years then ended, are summarized as follows:

	2008		2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Nonqualified options:
Outstanding at beginning of year	925,200	$2.00	1,934,800	$1.20
Granted	63,200	7.50	92,000	7.50
Exercised	—	—	(1,101,600)	1.13
Forfeited	(72,000)	7.50	—	—

Outstanding at end of year	916,400	$1.95	925,200	$2.00

Exercisable at period end	916,400	$1.95	905,200	$1.89

	2008		2007
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Incentive options:
Outstanding at beginning of year	2,060,000	$5.40	1,260,000	$4.03
Granted	728,000	7.50	844,000	7.50
Forfeited	(982,000)	7.11	(44,000)	6.65

Outstanding at end of year	1,806,000	$5.14	2,060,000	$5.40

Exercisable at period end	1,095,800	$4.98	1,380,980	$5.78

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 7. Stock Option Plan (Continued)

Further summary of the options outstanding as of December 31, 2008 is as follows:

	Non-Qualified Options			Incentive options
	Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (Years)	Shares	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Life (Years)
Outstanding at beginning of year	925,200	$0.58	6.08	2,060,000	$0.88	5.47
Granted	63,200	0.83	10.00	728,000	1.11	9.30
Forfeited	(72,000)	2.49	8.50	(982,000)	0.43	2.03

Outstanding at end of year	916,400	$0.41	5.15	1,806,000	$1.21	7.66

Exercisable at end of year	916,400	$0.41	5.15	1,095,800	$0.98	7.78

The weighted average grant date fair value for non-qualified options was $2.69 and $2.96 and for incentive options was $0.61 and $2.73 for the years ended December 31, 2007 and 2006, respectively.

During 2008, the Company canceled certain awards and concurrently issued replacement awards. In accordance with SFAS 123R, the awards were accounted for as a modification of the original award. The Company recorded approximately $449,000 of incremental compensation cost in connection with the modification, which represents the excess fair value of the replacement award over the fair value of the canceled award at the date of modification.

During 2007, six option holders exercised 1,101,600 options with varying exercise prices totaling $1,246,748, with a related tax benefit of $1,058,584. Due to the Company having significant net operating loss carryforwards, the related tax benefit was not recorded by the Company as of December 31, 2007. In connection with the exercise of these options, one stockholder purchased the options through a Board approved loan with the Company in the amount of $1,165,625. The loan is a recourse loan and bears interest at 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur (i) completion of the an initial public offering or (ii) January 1, 2016 (see Note 10). As of December 31, 2008, 2007, and 2006, there was approximately $1,196,000, $1,100,000, and $1,200,000 of total unrecognized compensation cost, net of estimated forfeitures related to stock options granted under the Company’s stock incentive plan, which is expected to be recognized over a weighted average period of 3.54 years.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 8. Leases

The Company leases software and equipment with a cost basis of $183,315 and accumulated depreciation of $75,052 as of December 31, 2008, under two capital lease agreements through November 2010. Depreciation and amortization on leased assets is included in depreciation expense on owned assets. Certain office space is leased under noncancelable operating leases expiring in various years through August 2016. Future minimum lease payments, by year, and in the aggregate, under the capital leases and non-cancellable operating leases are due as follows as of December 31, 2008:

Year Ending December 31,	Capital Leases	Operating Leases
2009	$63,524	$660,065
2010	38,849	679,865
2011	—	700,262
2012	—	721,264
2013	—	742,908
Thereafter	—	1,232,146

Total minimum lease payments	102,373	$4,736,510

Amount representing interest	6,332

Present value of net minimum lease payments	96,041
Less current portion	58,343

Long-term portion	$37,698

The total rental expense included in the statements of operations for the years ended December 31, 2008, 2007, and 2006 is $1,101,560, $655,027, and $606,970, respectively.

Note 9. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Pursuant to applicable statutes of limitation, returns open for adjustment by the IRS are the consolidated federal income tax returns for tax years ended December 31, 2004, December 31, 2005, December 31, 2006 and December 31, 2007. However, material amounts of net operating loss (“NOL”) carryforwards exist at the consolidated level, originating from the 1996-2000 and 2002-2005 tax years. Although the tax returns from the years of NOL origination prior to 2004 are not currently within the statute of limitations of the IRS, their future use will open the returns to audit exposure, specifically verification of the returns generating said NOL’s. As such, the Company’s open years for consolidated federal returns are the tax years ended December 31, 1996 through December 31, 2007. This same range also represents the vast majority of open years for state returns.

A number of years may elapse before an uncertain tax position is audited and finally resolved. Settlement of any particular position would usually require the use of cash. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 9. Income Taxes (Continued)

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that no material adjustment was required; there are no unrecognized tax benefits, and accordingly no associated interest and penalties are required to be accrued at December 31, 2008 and 2007, respectively.

Reconciliation of the federal statutory income tax rate to the Company’s effective tax rate is as follows:

	2008	2007	2006
Taxes computed at combined federal and state tax rate	$169,672	$191,892	$55,124
State income taxes, net of federal income tax benefit	14,971	22,393	1,403
Non-deductible expenses
Meals and entertainment	7,528	8,139	5,295
Incentive stock options	276,594	213,115	27,065
Increase (decrease) in deferred tax asset
Other tax assets	12,863	110,546	—
Valuation allowance	—	(1,824,637)	(100,004)

Income tax expense (benefit)	$481,628	$(1,278,552)	$(11,117)

The provision for income taxes charged to operations for the years ended December 31, 2008, 2007 and 2006, consists of the following:

	2008	2007	2006
Current tax expense	$63,342	$31,736	$—
Deferred tax expense (benefit)	418,286	(1,310,288)	(11,117)

	$481,628	$(1,278,552)	$(11,117)

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 9. Income Taxes (Continued)

The tax effects of temporary differences that give rise to significant components of deferred tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Deferred tax assets:
Net operating loss carryforward	$1,017,014	$944,471
Inventory	220,226	178,044
Accrued compensation	100,541	51,102
Stock-based compensation	87,556	70,991
Interest rate swap	254,327	—
Deferred revenue	858,521	441,053

	2,538,185	1,685,661
Deferred tax liability:
Depreciation and amortization	(1,526,265)	(255,455)

	$1,011,920	$1,430,206

The deferred tax amounts mentioned above have been classified on the accompanying consolidated balance sheets as of December 31, 2008 and 2007 as follows:
Current assets	$1,179,288	$670,199
Noncurrent assets	—	760,007
Noncurrent liabilities	(167,368)	—

	$1,011,920	$1,430,206

As of December 31, 2008, the Company had unused federal net operating loss carryforwards of approximately $2.5 million available for use on future corporate income tax returns. The net operating loss carryforwards expire beginning December 2023. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of any of the Company’s net operating loss and credit carryforwards may be limited if cumulative changes in ownership of more than 50% occur during any three-year period.

Note 10. Related Party Transactions

On January 29, 2007, the Company’s Chief Executive Officer (“CEO”) resigned and in conjunction with this resignation, the Company entered into a Severance and Consulting Agreement (the “Agreement”). Under the Agreement, the Company has retained the former CEO as a consultant at a salary of $9,000 per month through January 30, 2010. In addition, the Company will pay the former CEO a severance fee of $240,000, and continue certain benefits for a period of two years payable in monthly installments of $20,000 commencing on January 29, 2007. In July 2008, the former CEO rejoined the Company as the Chief Operations Architect; accordingly, the agreement was terminated. For the years ended December 31, 2008 and 2007, the Company paid its former CEO $387,496 and $290,000, respectively. Such payments included, in addition to amounts due under the aforementioned agreements, certain reimbursements for moving expenses.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 10. Related Party Transactions (Continued)

On January 29, 2007, the former CEO exercised his 785,000 fully vested stock options in the Company at varying exercise prices between $.156 and $3.13 for an aggregate purchase price of $1,165,625 with a loan from the Company. The full recourse loan bears interest at a rate of 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur: (i) completion of an initial public offering or (ii) January 1, 2016. This note receivable has been recorded as a reduction of stockholders’ equity and given the recourse provisions of the note the shares are considered outstanding. The Company recorded approximately $85,000 and $77,000 of interest income on the note receivable during the years ended December 31, 2008 and 2007, respectively.

In April 2008, the Company received an unsecured loan of $575,000 from a Board member. The loan bears interest at 3.9% and was to be paid in full upon obtaining the note payable described below. The loan was paid in full in September 2008. Interest expense on the loan during the year ended December 31, 2008 was $1,635.

On June 17, 2008, the Company entered into an unsecured promissory note in the amount of $400,000 with a Board member. The note bears interest at the greater of one-month LIBOR plus 3.0% (3.44% as of December 31, 2008) or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan is subordinated to the notes payable described in Note 6. The note matures on June 16, 2014, subject to repayment terms based on the Company meeting certain financial covenants as described in the promissory note agreement. Additionally, if the Company is in default of the promissory note, the lender may convert the outstanding balance into common stock at $6.25 per share as described in the promissory note agreement. Interest expense on the loan during the year ended December 31, 2008 was $16,000.

On July 15, 2008, the Company entered into an unsecured promissory note in the amount of $1,600,000 with a Board member. The note bears interest at the greater of one-month LIBOR plus 3.0% (3.44% as of December 31, 2008) or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan is subordinated to the notes payable described in Note 6. The note matures on July 14, 2014, subject to repayment terms based on the Company meeting certain financial covenants as described in the promissory note agreement. Additionally, if the Company is in default of the promissory note, the lender may convert the outstanding balance into common stock at $6.25 per share as described in the promissory note agreement. Interest expense on the loan during the year ended December 31, 2008 was $53,333.

In September 2008, the Company granted an unsecured loan of $215,241 to its Chief Operations Architect. The loan is interest free and is to be repaid in full upon a successful IPO or sale of primary residence, but in no event later than September 2011. Imputed interest for 2008 was not significant.

The Company paid two Board members a total of $81,666 and $111,200 for consulting fees during the year ended December 31, 2008 and 2007, respectively, such amounts have also been included in general and administrative expenses in the statements of operations.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 11. Retirement Plan

The Company has a defined contribution plan which covers substantially all of the Company’s employees. Under the plan, the Company matches 100% of the first 3% of contributions and 50% of the next 2% of contributions. The Company’s contribution is based on a maximum of 4% of the employee’s contributions. The amount contributed to the plan by the Company amounted to $170,018, $150,201, and $102,277 for the years ended December 31, 2008, 2007, and 2006, respectively.

Note 12. Contingencies

The Company is involved in other various legal actions arising in the ordinary course of business. In the opinion of management, none of these claims will have a material, adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Note 13. Subsequent Event (unaudited)

On June 12, 2009, the Board of Directors approved the filling of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. On August 21, 2009, the Board of Directors approved a 4-for-5 reverse stock split of the Company’s common stock to be effected immediately prior to the effectiveness of the Company’s registration statement. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this 4-for-5 reverse stock split.

Vitacost.com, Inc. and Subsidiary

Consolidated Balance Sheets

June 30, 2009 and December 31, 2008

	June 30, 2009 (unaudited)	December 31, 2008
Assets
Current Assets
Cash and cash equivalents	$51,047	$61,326
Accounts receivable	1,109,127	842,523
Other receivables	779,458	645,451
Related party receivable	215,241	215,241
Inventory, net	24,538,015	21,662,746
Prepaid expenses	1,712,116	656,975
Deferred income taxes	229,288	1,179,288

Total current assets	28,634,292	25,263,550

Property and Equipment, net	21,323,817	19,305,832

Goodwill	2,200,000	2,200,000
Intangible assets, net	11,696	13,947
Deposits	190,529	85,207

	2,402,225	2,299,154

Total assets	$52,360,334	$46,868,536

Liabilities and Stockholders' Equity
Current Liabilities
Line of credit	$7,611,495	$9,412,630
Current maturities of notes payable	1,084,834	983,032
Current maturities of capital lease obligation	62,266	58,343
Accounts payable	13,258,785	15,769,909
Deferred revenue	2,438,690	2,379,298
Accrued expenses	2,911,184	2,620,760
Income taxes payable	2,482,111	29,252

Total current liabilities	29,849,365	31,253,224

Notes payable, less current maturities	5,371,509	5,740,436
Notes payable, related party	1,500,000	2,000,000
Capital lease obligation, less current maturities	5,720	37,698
Deferred tax liability	167,368	167,368
Interest rate swap liability	513,553	704,840

Total liabilities	37,407,515	39,903,566

Commitments and Contingencies

Stockholders’ Equity
Preferred stock, par value $.00001 per share; authorized 25,000,000; no shares issued and outstanding at June 30, 2009 and December 31, 2008	—	—
Common stock, par value $.00001 per share; 100,000,000 authorized, 22,880,780 and 23,188,380 shares outstanding at June 30, 2009 and December 31, 2008, respectively	229	232
Additional paid-in capital	12,255,942	11,457,241
Note receivable from exercise of options	(1,165,625)	(1,165,625)
Retained earnings (accumulated deficit)	3,862,273	(3,326,878)

Total stockholders’ equity	14,952,819	6,964,970

Total liabilities and stockholders’ equity	$52,360,334	$46,868,536

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Consolidated Statements of Operations (unaudited)

	Six Months Ended June 30,
	2009	2008
Net sales	$93,162,519	$68,692,182
Cost of goods sold	63,065,496	50,569,974

Gross profit	30,097,023	18,122,208

Operating expenses:
Fulfillment	3,732,188	3,693,214
Sales and marketing	6,298,129	5,995,605
General and administrative	8,150,375	7,371,121

	18,180,692	17,059,940

Operating income	11,916,331	1,062,268

Other income (expense):
Interest income	42,254	42,254
Interest expense	(238,812)	(307,171)
Other income	23,872	9,852

	(172,686)	(255,065)

Income before income taxes	11,743,645	807,203
Income tax expense	(4,554,494)	(92,597)

Net income	$7,189,151	$714,606

Basic per share information:
Net income available to common stockholders	$0.31	$0.03

Weighted average shares outstanding	22,880,780	23,188,380

Diluted per share information:
Net income available to common stockholders	$0.31	$0.03

Weighted average shares outstanding	23,481,562	24,059,807

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Consolidated Statements of Stockholders’ Equity (unaudited)

	Common Stock		Additional Paid-In Capital	Note Receivable From Exercise of Options	Accumulated Deficit	Total
	Shares	Amount
Balance, December 31, 2008	23,188,380	232	11,457,241	(1,165,625)	(3,326,878)	6,964,970
Stock options exercised	52,400	1	13,812	—	—	13,813
Stock redeemed	(360,000)	(4)	(499,996)	—	—	(500,000)
Stock based compensation expense	—	—	226,301	—	—	226,301
Income tax benefit on stock options exercised	—	—	1,058,584	—	—	1,058,584
Net income	—	—	—	—	7,189,151	7,189,151

Balance, June 30, 2009	22,880,780	$229	$12,255,942	$(1,165,625)	$3,862,273	$14,952,819

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Consolidated Statements of Cash Flows (unaudited)

	Six Months Ended June 30,
	2009	2008
Cash Flows From Operating Activities
Net income	$7,189,151	$714,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,700,052	1,284,650
Amortization	2,251	12,623
Change in fair value of interest rate swap	(191,287)	(236,342)
Stock based compensation expense	226,301	141,630
Deferred taxes	950,000	—
Increase (decrease) in inventory allowance	(98)	49,961
(Gain) loss on disposition of property and equipment and other assets	(1,078)	2,742
Changes in assets and liabilities:
Increase in:
Accounts receivable	(266,604)	(414,226)
Other receivables	(134,007)	(178,565)
Inventory	(2,875,171)	(1,590,266)
Prepaid expenses	(1,055,141)	(111,719)
Increase (decrease) in:
Accounts payable	(2,511,121)	1,141,969
Deferred revenue	59,392	28,079
Accrued expenses	290,424	(206,833)
Income taxes payable	2,452,859	(27,403)

Net cash provided by operating activities	5,835,923	610,906

Cash Flows From Investing Activities
Proceeds from disposition of property, equipment and intangible assets	12,932	59,300
Payments for the purchase of property and equipment	(3,450,321)	(2,911,248)
Increase in deposits	(105,322)	(96,501)

Net cash used in investing activities	(3,542,711)	(2,948,449)

Cash Flows From Financing Activities
Principal payments on note payable	(546,698)	(485,988)
Borrowings on related party note payable	—	975,000
Repayments on related party note payable	(500,000)	(275,000)
Net borrowings on line of credit	(1,801,135)	2,170,208
Repayments on capital lease obligation	(28,055)	(37,441)
Proceeds from the exercise of stock options	13,813	—
Stock based tax benefit	1,058,584	—
Payments for redemption of common stock	(500,000)	—

Net cash (used in) provided by financing activities	(2,303,491)	2,346,779

Net (decrease) increase	(10,279)	9,236
Cash and cash equivalents:
Beginning	61,326	675

Ending	$51,047	$9,911

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$430,099	$320,249

Income taxes	$—	$70,000

Supplemental Schedule of Noncash Investing and Financing Activities
Property and equipment purchased through notes payable	$279,571	$—

See Notes to Consolidated Financial Statements.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Vitacost.com, Inc. and Subsidiary (“Vitacost” or the “Company”) are principally involved in the distribution and manufacturing of nutritional supplements as an internet-based retailer. Vitacost was incorporated in 1994 and entered the internet-based retailing area in 1999. Vitacost sells a proprietary and internally developed line of nutraceuticals as well as a selection of other manufacturers’ brand-name vitamin products. The Company distributes products from two primary locations in North Carolina and Nevada.

Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and related footnotes that would normally be required by accounting principles generally accepted in the United States of America for complete financial reporting. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008.

The accompanying unaudited condensed consolidated financial statements include all adjustments (consisting of a normal and recurring nature) that management considers necessary for a fair statement of financial information for the interim periods. Interim results are not necessarily indicative of the results that may be expected for the remainder of the year ending December 31, 2009.

The Company’s revenues are typically highest in the first quarter of its fiscal year due to health-conscious behaviors of its customers.

Earnings per share: We compute earnings per share in accordance with FASB Statement No. 128, “Earnings per Share.” Basic earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive common shares, including stock options. The following table reconciles basic weighted-average shares outstanding to diluted weighted-average shares outstanding for the six months ended June 30, 2009 and 2008:

	Six Months Ended June 30,
	2009	2008
Weighted-average shares outstanding — basic	22,880,780	23,188,380
Stock options	600,782	871,427

Weighted-average shares outstanding — diluted	23,481,562	24,059,807

For the six months ended June 30, 2009 and 2008, we reported net income; therefore, common stock equivalents related to employee stock-based compensation plans were included in the computation of diluted earnings per share to the extent that their exercise costs exceeded market value. The number of antidilutive common stock equivalents excluded from diluted earnings per share for the respective periods are as follows:

	Six Months Ended June 30,
	2009	2008
Antidilutive common stock equivalents excluded from diluted earnings per share	1,732,243	1,779,883

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Derivative financial instruments: The Company’s risk management policy is to use derivative financial instruments, as appropriate, to manage the interest expense related to the debt with variable interest rates. These instruments are not designated as hedges; accordingly, gains and losses related to fair value are reflected in the statements of income at each reporting date. During 2007, the Company entered into two interest rate derivatives with total notional amounts of $3,360,000 and $1,849,263, respectively. These derivatives require the Company to pay fixed rates of 6.81% and 6.85%, respectively, and receive a floating interest payment based on LIBOR plus 1.4% and 1.75%, respectively. During 2008, the Company entered into another interest rate derivative with a total notional amount of $2,573,884, which requires the Company to pay a fixed rate of 6.03% and receive a floating interest payment based on LIBOR plus 2.5%. As of June 30, 2009 and December 31, 2008, these interest rate derivatives had a fair value of $(513,553) and $(704,840), respectively. Changes in fair value are included in interest expense in the accompanying consolidated statements of operations. The fair value of the interest rate derivatives is based on valuation models that take into account the contract terms, such as maturity dates, interest rate yield curves, our creditworthiness and that of the counterparty and other data. The data sources that are significant are level 2 in the fair value hierarchy as defined by Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements”.

Fair value of financial instruments: The Company’s interest rate swaps are pay-fixed, receive-variable interest rate swaps based on LIBOR swap rate. The LIBOR swap rate is observable at commonly quoted intervals for the full term of the swaps and therefore is considered a level 2 item. For the six months ended June 30, 2009, the application of valuation techniques applied to similar assets and liabilities has been consistent.

The carrying amounts of financial instruments, including cash, cash equivalents, accounts receivable, other receivables, accounts payable and short-term borrowings approximate fair value due to the short maturity of these instruments. The carrying amount of long-term debt approximates fair value because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms and maturities. The fair value of the related party notes payable approximates the carrying amount because the interest rates fluctuate with market interest rates or the fixed rates are based on current rates offered to the Company for debt with similar terms. While the notes are contingently convertible upon an event of default, as of June 30, 2009, these related party notes are not convertible as no event of default has occurred; accordingly, no fair value has been ascribed to the conversion feature.

Recent accounting pronouncements:

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”), which amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 161 requires additional disclosures to better convey the purpose of derivative use in terms of risks that the entity is intending to manage. The additional disclosures include the fair values of derivative instruments and their gains and losses with the intent to provide a more complete picture of the location in the financial statements of both the derivative positions existing at period end and the effect of using derivatives during the reporting period; credit-risk–related contingent features to provide information on the potential effect on an entity’s liquidity; and cross-referencing within the footnotes to help

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

financial statement users locate important information about derivative instruments. The Company adopted the disclosure provisions of SFAS 161 as of January 1, 2009.

In April of 2009, the Financial Accounting Standards Board issued FSP No. 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” which is effective for interim reporting periods ending after June 15, 2009. This FSP amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. The Company adopted the disclosure provisions of FSP No. 107-1 and APB 28-1 as of April 1, 2009.

SFAS No. 165, “Subsequent Events,” is effective for interim reporting periods ending after June 15, 2009. As this pronouncement is disclosure-related, it did not have an impact on our financial position and results of operations. The Company evaluated subsequent events through August 24, 2009.

Reclassifications: Certain amounts in the 2008 consolidated statement of operations have been reclassified to conform to the 2009 presentation with no effect on net income.

Note 2. Inventory

Inventory consists of the following as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Raw materials	$6,483,164	$4,032,270
Work in process	631,030	711,639
Finished goods	17,750,231	17,245,345

	24,864,425	21,989,254
Less: Inventory reserve	326,410	326,508

	$24,538,015	$21,662,746

Note 3. Property and Equipment

Property and equipment consists of the following as of June 30, 2009 and December 31, 2008:

	June 30, 2009	December 31, 2008
Buildings and building improvements	$7,896,185	$7,822,974
Furniture, fixtures and equipment	12,901,526	11,808,971
Computers	3,176,322	2,534,694
Software	1,936,667	1,831,346

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 3. Property and Equipment (Continued)

	June 30, 2009	December 31, 2008
Leasehold improvements	836,040	813,481
Land	460,000	460,000

	27,206,740	25,271,466
Less accumulated depreciation	7,670,016	5,965,634

	19,536,724	19,305,832
Construction-in-progress	1,787,093	—

	$21,323,817	$19,305,832

Construction-in-progress of $1,287,093 relates to the acquisition and implementation of computer software. The project is expected to be complete in November 2009.

Note 4. Stock Option Plan

A summary of stock option activity related to common stock for the six months ended June 30, 2009 and 2008 is as follows:

	Six Months Ended June 30,
	2009		2008
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Nonqualified options:
Outstanding at beginning of year	916,400	$1.95	925,200	$2.00
Granted	23,200	7.50	—	—
Exercised	(52,400)	0.26	—	—
Forfeited	(8,000)	7.50	—	—

Outstanding at period end	879,200	2.14	925,200	2.00

Exercisable at period end	879,200	$2.14	927,700	$1.89

Incentive options:
Outstanding at beginning of year	1,806,000	$5.14	2,120,000	$5.31
Granted	6,000	7.50	26,000	7.50
Forfeited	(102,000)	4.56	(94,000)	3.99

Outstanding at period end	1,710,000	5.19	2,052,000	0.54

Exercisable at period end	1,201,497	$4.74	1,928,148	$4.29

The weighted average grant date fair value for non-qualified options for the six months ended June 30, 2009 was $1.14. The weighted average grant date fair value for incentive options was $5.69 and $1.63 for the six months ended June 30, 2009 and 2008, respectively.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 4. Stock Option Plan (Continued)

In connection with an exercise of stock options in 2007, one stockholder purchased the options through a Board approved loan with the Company in the amount of $1,165,625. The loan is a recourse loan and bears interest at 7.25% payable quarterly in arrears with payment of principal due upon the earliest to occur (i) completion of the an initial public offering or (ii) January 1, 2016. As of June 30, 2009 and December 31, 2008, there was approximately $1,045,000 and $1,196,000 of total unrecognized compensation cost, net of estimated forfeitures related to stock options granted under the Company’s stock incentive plan, which is expected to be recognized over a weighted average period of 3.06 years.

Note 5. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. Pursuant to applicable statutes of limitation, returns open for adjustment by the IRS are the consolidated federal income tax returns for tax years ended December 31, 2005, December 31, 2006, December 31, 2007 and December 31, 2008. However, material amounts of net operating loss (“NOL”) carryforwards existed as of December 31, 2008 at the consolidated level, originating from the 1996-2000 and 2002-2005 tax years. Although the tax returns from the years of NOL origination prior to 2004 are not currently within the statute of limitations of the IRS, their future use will open the returns to audit exposure, specifically verification of the returns generating said NOL’s. As such, the Company’s open years for consolidated federal returns are the tax years ended December 31, 1996 through December 31, 2008. This same range also represents the vast majority of open years for state returns.

A number of years may elapse before an uncertain tax position is audited and finally resolved. Settlement of any particular position would usually require the use of cash. The resolution of a matter would be recognized as an adjustment to the provision for income taxes and the effective tax rate in the period of resolution.

For the six months ended June 30, 2009 and 2008, the Company recorded approximately $4,500,000 and $94,000, respectively, related to its provision for income taxes. The Company’s effective rate for 2009 as compared to 2008 is affected by the reversal of the Company’s valuation allowance related to its NOL’s in 2008.

For the year ended December 31, 2007, the exercise of 1,101,600 options resulted in a tax benefit of $1,058,584. Due to the Company having significant net operating loss carryforwards, the related tax benefit was not recorded by the Company as of December 31, 2007. At June 30, 2009, the Company has an income tax payable due to the full utilization of its net operating losses; accordingly, the tax benefit related to the 2007 exercise of options has been recorded as a reduction of income taxes payable and an increase in additional paid-in capital in the accompanying consolidated balance sheets.

Note 6. Related Party Transactions

On June 17, 2008, the Company entered into an unsecured promissory note in the amount of $400,000 with a Board member. The note bears interest at the greater of one-month LIBOR plus 3.0% (3.31% as of June 30, 2009) or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan is subordinated to the notes payable described in Note 4. The loan was repaid in full in June 2009. Interest expense on the loan during the six months ended June 30, 2009 and 2008 was $19,322 and $0, respectively.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 6. Related Party Transactions (Continued)

On July 15, 2008, the Company entered into an unsecured promissory note in the amount of $1,600,000 with a Board member. The note bears interest at the greater of one-month LIBOR plus 3.0% (3.31% as of June 30, 2009) or 8.00% for the first six months and increases by 0.5% per month to a maximum interest rate of 13.0%. The loan is subordinated to the notes payable described in Note 4. The note matures on June 16, 2014, subject to repayment terms based on the Company meeting certain financial covenants as described in the promissory note agreement. Additionally, if the Company is in default of the promissory note, the lender may convert the outstanding balance into common stock at $6.25 per share as described in the promissory note agreement. Interest expense on the loan during the six months ended June 30, 2009 and 2008 was $77,333 and $0, respectively.

In September 2008, the Company granted an unsecured loan of $215,241 to its Chief Operations Architect. The loan is interest free and is to be repaid in full upon a successful IPO or sale of his primary residence, but in no event later than September 2011. Imputed interest for the six months ended June 30, 2009 was not significant.

The Company paid Board members a total of approximately $20,000 and $37,000 for consulting fees during the six months ended June 30, 2009 and 2008, respectively, which has been included in general and administrative expenses in the consolidated statement of operations.

Note 7. Stockholders’ Equity

On May 4, 2009, the Company repurchased 320,000 shares of its common stock from a shareholder for the estimated fair value of $1.56 per share.

Note 8. Contingencies

The Company is involved in other various legal actions arising in the ordinary course of business. In the opinion of management, none of these claims will have a material, adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

During June 2009, the Company entered into an agreement for the purchase of approximately $6,300,000 of equipment for a distribution facility. The equipment is expected to be placed in service in January 2010. The Company has executed a proposal letter with a bank for financing for approximately $5,000,000. The Company could draw on the loan through February 2010, making interest only payments. Thereafter, the loan would be payable in twenty quarterly payments, bear interest at the 90 day LIBOR plus 3.5%, and be collateralized by the equipment purchased.

Note 9. Subsequent Event

On June 12, 2009, the Board of Directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock. On August 21, 2009, the Board of Directors approved a 4-for-5 reverse stock split of the Company’s common stock to be effected immediately prior to the effectiveness of the Company’s registration statement. All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect this reverse stock split.

Vitacost.com, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note 9. Subsequent Event (Continued)

On June 30 2009, the Company amended the employment agreements of certain of its named executive officers, including its Chief Executive Officer and Chief Financial and Accounting Officer. Pursuant to the amendments, upon completion of an effective registration statement, all stock options currently owned by these officers will become fully vested and nonforfeitable. Additionally, the Company will issue additional fully vested, nonforfeitable options to these officers. In connection with the full vesting of the existing stock options and issuance of the new stock options, the Company expects to record an aggregate non-cash expense of approximately $8 to $9 million in the third quarter of 2009, assuming an initial public offering price of $12.00 per share, the midpoint of the range set forth by the underwriters. An increase (decrease) in the initial public offering price per share will have the effect of increasing (decreasing) this non-cash expense expected to be recorded in the third quarter of 2009.

vitacost.com

Live Longer & Save Money®

SPECIAL OFFER with Purchase
vitacost.com
EFAs
Good Fats for Good
5% off
SAVE on Your Favorite Brands
FREE GIFT with PURCHASE
IMMUNE HEALTH
SPECIAL ISSUE: Bath & Beauty
revital-eyes
Refine Lines!
Banish Bags!
Crave the Sun?
Post Workout Recovery
AMINO FUEL
Daily Support for Healthy Digestion!
NSI Probiotic 15-35 Works!

www.vitacost.com

Inc. 500 Hall of Fame 2001-2005

Distinguished Recipient

WINNER MCM AWARDS 2009

Won Silver in both 2008 & 2009 for Consumer Specialty Products Category

Internet Retailer 2008 TOP 500 RETAILER

Top 500 Company

11,000,000 Shares

Common Stock

Prospectus

Jefferies & Company

Oppenheimer & Co.

Joint Book-Running Managers

Needham & Company, LLC

Roth Capital Partners

Co-Managers

                    , 2009

Until             , all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the Securities and Exchange Commission registration fee, the FINRA filing fee, and the NASDAQ Global Market filing fee. These expenses will be borne by the Registrant.

SEC registration fee	$10,500
FINRA filing fee	15,000
NASDAQ Global Market filing fee	100,000
Transfer agent and registrar fees	110,000
Accountants’ fees and expenses	500,000
Legal fees and expenses	700,000
Printing and engraving expenses	180,000
Miscellaneous fees	100,000

Total	$1,715,500

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

In connection with this offering, we are entering into indemnification agreements with each of our current directors and officers to give these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors or executive officers.

We are in the process of obtaining directors’ and officers’ liability insurance with $15-20 million of coverage.

Pursuant to the Underwriting Agreement to be filed as Exhibit I to this registration statement, the underwriters have agreed to indemnify our directors, officers, and controlling persons against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act of 1933, as amended (the

“Securities Act”). The underwriters severally and not jointly will indemnify and hold harmless our company and each of our directors, officers, and controlling persons from and against any liability caused by any statement or omission in the registration statement, in the prospectus, in any preliminary prospectus, or in any amendment or supplement thereto, in each case to the extent that the statement or omission was made in reliance upon and in conformity with written information furnished to us by the underwriters expressly for use therein.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

During the three years preceding the filing of this registration statement, we sold the following securities pursuant to our 2000 Stock Option Plan. These sales were not registered under the Securities Act.

•

On December 13, 2006, Dr. David N. Ilfeld exercised 190,000 options at an average exercise price of $0.988 per share (representing the average of a range of exercise prices) for an aggregate purchase price of $299,345.

•	On January 29, 2007, Wayne F. Gorsek exercised 628,000 options at $0.156 to $3.13 per share, for an aggregate purchase price of $1,165,625.

•	On February 14, 2007, Dr. John Walker exercised 198,000 options at $0.156 per share, for an aggregate purchase price of $30,938.

•	On February 16, 2007, Dr. Josephs exercised 200,000 options at $0.156 per share, for an aggregate purchase price of $31,250.

•	On March 31, 2007, Mark Tepper exercised 800 options at $0.156 per share for an aggregate purchase price of $125.

•	On April 19, 2007, James A. Schaller exercised 2,000 options at $0.156 per share and 800 options at $1.875 per share for an aggregate purchase price of $3,062.50.

•	On May 14, 2007, Stephen Gelman exercised 60,000 options at $0.156 per share, for an aggregate purchase price of $9,375.

•	On June 9, 2009, Jeff Lehman exercised 40,000 options at $0.156 per share, for an aggregate purchase price of $6,250.

•	On June 17, 2009 Lee Schwalben exercised 12,400 options at $0.156 to $3.125 per share, for an aggregate purchase price of $7,563.

•

Prior to the completion of this offering we plan to issue an aggregate of 145,945 shares of common stock (taking into account the four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering) to certain employees and officers pursuant to the exercise of options granted under the 2000 Plan and include the registration of such shares for sale by such employees and officers as selling stockholders in this registration statement. We will not receive any cash proceeds from the exercise of the options as all options will be exercised using the “net cashless” exercise method.

The sales and issuances of securities listed above were deemed to be exempt from registration under the Securities Act, by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to compensation benefits plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for the purposes of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit Number	Exhibits
*1	Form of Underwriting Agreement

**3(i)(1)	Amended and Restated Certificate of Incorporation of the Registrant

3(i)(2)	Form of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (effecting a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering)

3(ii)	Amended and Restated Bylaws of the Registrant

*4.1	Specimen of Common Stock Certificate

**4.2	Form of Nonstatutory Stock Option Agreement

4.3	Form of Incentive Stock Option Agreement

5	Form of Opinion of Shefsky & Froelich Ltd.

**9	Amended and Restated Gorsek Voting Trust Agreement, dated June 14, 2007

**10.1	2000 Stock Option Plan

**10.2	2006 Stock Award Plan

**10.3	2007 Stock Award Plan

**10.4	Employment, Non-Competition and Proprietary Rights Agreement, effective January 29, 2007, between Vitacost.com, Inc. and Ira P. Kerker

**10.5	Employment, Non-Competition and Proprietary Rights Agreement, effective January 29, 2007, between Vitacost.com, Inc. and Richard P. Smith

**10.6	Employment Non-Competition and Proprietary Rights Agreement, effective April 1, 2007, between Vitacost.com, Inc. and Sonya L. Lambert

**10.7	Employment Non-Competition and Proprietary Rights Agreement, effective March 31, 2008, between Vitacost.com, Inc. and Eigerwand Bjornstand

**10.8	Employment Non-Competition and Proprietary Rights Agreement, effective July 31, 2008, between Vitacost.com, Inc. and Wayne Gorsek

**10.9	Employment Non-Competition and Proprietary Rights Agreement, effective September 16, 2008, between Vitacost.com, Inc. and Robert D. Hirsch

**10.10	Consulting Agreement between Vitacost.com, Inc. and Wayne F. Gorsek, dated as of January 29, 2007

*10.11	Form of Indemnification Agreement between Vitacost.com, Inc. and each officer and director

**10.12	Lease of Spanish Fork, Utah Warehouse between CF Companies, Inc. and Commonsense Publishing, Inc.

**10.13	Assignment of Lease from Commonsense Publishing, Inc. to Vitacost.com, Inc., dated June 16, 2006

**10.14	Lease of Boynton Beach, Florida Warehouse between Vitacost.com, Inc. and Premier Gateway Center at Quantum, LLP

Exhibit Number	Exhibits
**10.15	Purchase Contract for 27 acres of land between Vitacost.com, Inc. and Maple Mountain Investments, LLC

**10.16	Commerce Bank Loan in the amount of $495,000, dated November 17, 2004 and a second Commerce Bank Loan in the amount of $500,000, dated September 29, 2006

*10.17	Form of Lock-up Agreement

**10.18	Gorsek Severance Agreement between Vitacost.com, Inc. and Wayne F. Gorsek, dated January 29, 2007

**10.19	Form of 2007 Amended and Restated Gorsek Promissory Note and Stock Pledge Agreement

**10.20	Agreement for Purchase and Sale of 130 Lexington Parkway, Lexington, North Carolina

**10.21	Wachovia Loan Agreement for approximately $3.6 million

**10.22	Agreement for Purchase and Sale of Spanish Fork, Utah property

**10.23	Gorsek Option Agreement

**10.24	CoQ10 Supply Agreement

**10.25	Deerfield Beach Lease

**10.26	Las Vegas, Nevada Lease

**10.27	Loan and Security Agreement by and among Wachovia Bank, National Association as Lender and Vitacost.com, Inc., as Borrower, Dated August 3, 2007

**10.28	Lease Agreement by and between ZNT LLC and Vitacost.com, Inc. for Boca Raton corporate headquarters, dated September 21, 2007

**10.29	Promissory note, dated June 17, 2008, payable to Dr. Robert Trapp

**10.30	Promissory note, dated July 15, 2008, payable to Dr. David Ilfeld

10.31	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Ira P. Kerker dated as of June 30, 2009

10.32	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Richard P. Smith dated as of June 30, 2009

10.33	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Sonya L. Lambert dated as of June 30, 2009

10.34	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Robert D. Hirsch dated as of June 30, 2009

10.35	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Wayne Gorsek dated as of June 30, 2009

10.36	Modified and Restated Loan and Security Agreement between Vitacost.com Inc. and Wachovia Bank, National Association dated as of July 30, 2008

**14	Vitacost.com, Inc. Code of Conduct and Ethics

**21	List of Subsidiaries of Registrant

23.1	Consent of Independent Registered Public Accounting Firm

Exhibit Number	Exhibits
23.2	Consent of Shefsky & Froelich, Ltd. (included in Exhibit 5)

**24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

**99.1	Vitacost.com, Inc. Compensation Committee Charter

**99.2	Vitacost.com, Inc. Audit Committee Charter

**99.3	Vitacost.com, Inc. Corporate Governance/Nominating Committee Charter
* To be filed by amendment
** Previously filed

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes that:

(1) To provide to the underwriters at the closing specified in the Underwriting Agreement, Certificates in such denominations and registered in such names, as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(l) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Boca Raton, State of Florida, on August 24, 2009.

VITACOST.COM, INC.

/s/ Ira P. Kerker
By:	Ira P. Kerker
Its:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint jointly and severally, Ira P. Kerker and Richard P. Smith and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ira P. Kerker Ira P. Kerker	Chief Executive Officer and Director	August 24, 2009

* Stewart Gitler	Chairman of the Board of Directors	August 24, 2009

/s/ Richard P. Smith Richard P. Smith	Chief Financial and Accounting Officer	August 24, 2009

* Allen S. Josephs, M.D.	Director and Director of Research	August 24, 2009

* David N. Ilfeld, M.D.	Director	August 24, 2009

Signature	Title	Date
* Lawrence A. Pabst, M.D.	Director	August 24, 2009

* Eran Ezra	Director	August 24, 2009

* Robert G. Trapp, M.D.	Director	August 24, 2009

*By:	/s/ Ira P. Kerker
Ira P. Kerker
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibits
*1	Form of Underwriting Agreement

**3(i)(1)	Amended and Restated Certificate of Incorporation of the Registrant

3(i)(2)	Form of Amendment to Amended and Restated Certificate of Incorporation of the Registrant (effecting a four-for-five reverse stock split of our common stock to be effected immediately prior to the effectiveness of the registration statement relating to this offering)

3(ii)	Amended and Restated Bylaws of the Registrant

*4.1	Specimen of Common Stock Certificate

**4.2	Form of Nonstatutory Stock Option Agreement

**4.3	Form of Incentive Stock Option Agreement

5	Form of Opinion of Shefsky & Froelich Ltd.

**9	Amended and Restated Gorsek Voting Trust Agreement, dated June 14, 2007

**10.1	2000 Stock Option Plan

**10.2	2006 Stock Award Plan

**10.3	2007 Stock Award Plan

**10.4	Employment, Non-Competition and Proprietary Rights Agreement, effective January 29, 2007, between Vitacost.com, Inc. and Ira P. Kerker

**10.5	Employment, Non-Competition and Proprietary Rights Agreement, effective January 29, 2007, between Vitacost.com, Inc. and Richard P. Smith

**10.6	Employment Non-Competition and Proprietary Rights Agreement, effective April 1, 2007, between Vitacost.com, Inc. and Sonya L. Lambert

**10.7	Employment Non-Competition and Proprietary Rights Agreement, effective March 31, 2008, between Vitacost.com, Inc. and Eigerwand Bjornstand

**10.8	Employment Non-Competition and Proprietary Rights Agreement, effective July 31, 2008, between Vitacost.com, Inc. and Wayne Gorsek

**10.9	Employment Non-Competition and Proprietary Rights Agreement, effective September 16, 2008, between Vitacost.com, Inc. and Robert D. Hirsch

**10.10	Consulting Agreement between Vitacost.com, Inc. and Wayne F. Gorsek, dated as of January 29, 2007

*10.11	Form of Indemnification Agreement between Vitacost.com, Inc. and each officer and director

**10.12	Lease of Spanish Fork, Utah Warehouse between CF Companies, Inc. and Commonsense Publishing, Inc.

**10.13	Assignment of Lease from Commonsense Publishing, Inc. to Vitacost.com, Inc., dated June 16, 2006

**10.14	Lease of Boynton Beach, Florida Warehouse between Vitacost.com, Inc. and Premier Gateway Center at Quantum, LLP

**10.15	Purchase Contract for 27 acres of land between Vitacost.com, Inc. and Maple Mountain Investments, LLC

Exhibit Number	Exhibits
**10.16	Commerce Bank Loan in the amount of $495,000, dated November 17, 2004 and a second Commerce Bank Loan in the amount of $500,000, dated September 29, 2006

*10.17	Form of Lock-up Agreement

**10.18	Gorsek Severance Agreement between Vitacost.com, Inc. and Wayne F. Gorsek, dated January 29, 2007

**10.19	Form of 2007 Amended and Restated Gorsek Promissory Note and Stock Pledge Agreement

**10.20	Agreement for Purchase and Sale of 130 Lexington Parkway, Lexington, North Carolina

**10.21	Wachovia Loan Agreement for approximately $3.6 million

**10.22	Agreement for Purchase and Sale of Spanish Fork, Utah property

**10.23	Gorsek Option Agreement

**10.24	CoQ10 Supply Agreement

**10.25	Deerfield Beach Lease

**10.26	Las Vegas, Nevada Lease

**10.27	Loan and Security Agreement by and among Wachovia Bank, National Association as Lender and Vitacost.com, Inc., as Borrower, Dated August 3, 2007

**10.28	Lease Agreement by and between ZNT LLC and Vitacost.com, Inc. for Boca Raton corporate headquarters, dated September 21, 2007

**10.29	Promissory note, dated June 17, 2008, payable to Dr. Robert Trapp

**10.30	Promissory note, dated July 15, 2008, payable to Dr. David Ilfeld

10.31	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Ira P. Kerker dated as of June 30, 2009

10.32	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Richard P. Smith dated as of June 30, 2009

10.33	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Sonya L. Lambert dated as of June 30, 2009

10.34	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Robert D. Hirsch dated as of June 30, 2009

10.35	First Amendment to Employment, Non-Competition and Proprietary Rights Agreement between Vitacost.com, Inc. and Wayne Gorsek dated as of June 30, 2009

10.36	Modified and Restated Loan and Security Agreement between Vitacost.com Inc. and Wachovia Bank, National Association dated as of July 30, 2008

**14	Vitacost.com, Inc. Code of Conduct and Ethics

**21	List of Subsidiaries of Registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Shefsky & Froelich, Ltd. (included in Exhibit 5)

**24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

Exhibit Number	Exhibits
**99.1	Vitacost.com, Inc. Compensation Committee Charter

**99.2	Vitacost.com, Inc. Audit Committee Charter

**99.3	Vitacost.com, Inc. Corporate Governance/Nominating Committee Charter

*	To be filed by amendment

**	Previously filed